As confidentially submitted to the U.S. Securities and Exchange Commission on January [ ], 2026.

This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

(Exact name of registrant as specified in its charter)

Cayman Islands	3942	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

7th Floor, Building C

No. 1010 Anling Road

Huli District, Xiamen, China 361009

86-592-228-0081

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[ ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Elizabeth F. Chen, Esq. Pryor Cashman LLP 7 Times Square New York, New York 10036 (212) 326-0199	Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 (212) 530-2206

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933: Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JANUARY [ ], 2026

[ ] Units

Each Unit Consisting of One Ordinary Share or One Pre-funded Warrant to Purchase One Ordinary Share and [One] Warrant to Purchase One Ordinary Share

(and [ ] Ordinary Shares Underlying the Pre-funded Warrants, [ ] Ordinary Shares

Underlying the Warrants)

Blue Hat Interactive Entertainment Technology

This is a firm commitment public offering of [ ] units (“Units”), each Unit consisting of one share of our ordinary shares, par value $0.0000001 per share (“Ordinary Shares”) and one Warrant (each, a “Warrant”) to purchase one Ordinary Share, at an assumed public offering price of $[ ] per Unit, based upon the closing price of our Ordinary Shares on the Nasdaq Capital Market on [ ], 2026. Blue Hat Interactive Entertainment Technology (“Blue Hat”, or the “Company”) is a Cayman Islands holding company with operations primarily conducted by our subsidiaries established in the People’s Republic of China (“PRC” or “China”). Therefore, the investors are buying shares of a Cayman Islands holding company and you will not hold any interests of our Chinese operating companies.

The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. Each Warrant will be immediately exercisable upon issuance, subject to certain beneficial ownership limitations, at an initial exercise price of $[ ] per Ordinary Share (the “initial Exercise Price”) and will expire [ ] ([ ]) year after the issuance date. Subject to certain conditions, the exercise price for the Warrants will be adjusted downward on each of the [ ] and [ ] trading day following the closing of this offering (each, a “Reset Date”) to the price that is equal to [ ]% and [ ]%, respectively, of the initial exercise price (each, a “Reset Price”), and the number of Ordinary Shares underlying the Warrants will be proportionally increased, so that the applicable Reset Price multiplied by the increased number of Ordinary Shares equal the aggregate proceeds that would have resulted from the full exercise of the Warrants immediately prior to the applicable Reset Date.. The Warrants also contain certain mechanisms for cashless exercise, including a zero cash exercise option pursuant to which holders of the Warrants have the option, upon exercise and for no additional cash consideration, to receive an aggregate number of Ordinary Shares equal to the product of (x) the aggregate number of Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) [ ]. Accordingly, we believe it is highly unlikely that a holder of the Warrants would pay an exercise price in cash to receive one Ordinary Share underlying the Warrant when the holder could instead choose the zero cash exercise option and pay no cash to receive more Ordinary Shares than they would receive if they paid the exercise price. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Warrants.  Please see the section of this prospectus entitled “Description of the Securities we are Offering” for further information.

As an example, for each Unit that an investor purchases in this offering at the offering price of $[ ] per Unit, the investor will receive one Ordinary Share and one Warrant to purchase one Ordinary Share at an exercise price of $[ ] per Ordinary Share. Giving effect solely to the adjustment on the first Reset Date and not giving effect to the zero cash exercise option, on the first Reset Date, each Warrant will become exercisable for a maximum of [ ] Ordinary Shares at an exercise price of $[ ] per Ordinary Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into [ ] Ordinary Shares. If the Warrant remains outstanding as of the second Reset Date, giving effect solely to the potential adjustment on the second Reset Date and not giving effect to the zero cash exercise option, on the second Reset Date, each Warrant will become exercisable for a maximum of [ ] Ordinary Shares at an exercise price of $[ ] per Ordinary Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into [ ] Ordinary Shares. Accordingly, if all of the Warrants offered to investors in this offering are exercised on a zero cash basis, a maximum of [ ] shares could be issued upon such zero cash exercise, without payment to the Company of any additional cash. In addition, we have granted the Underwriter (as defined below) an option exercisable within 15 days after the closing of this offering to purchase from us up to [ ] additional Ordinary Shares and/or up to [ ] Warrants, or any combination thereof, to cover over-allotments, if any. If the Underwriter’s over-allotment option for Warrants is exercised in full to purchase [ ] Warrants and all such Warrants are exercised on a zero cash basis, a maximum of [ ] shares could be issued upon such zero cash exercise without payment to the Company of any additional cash. If all of the Warrants offered to investors in this offering, including those subject to the Underwriter’s over-allotment option for Warrants, are exercised on a zero cash basis, a maximum of [ ] shares could be issued upon such zero cash exercise without payment to the Company of any additional cash.

We are also offering to each purchaser whose purchase of Units would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Ordinary Shares immediately following the consummation of this offering, the opportunity to purchase Units consisting of one pre-funded warrant in lieu of Ordinary Shares (each, a “Pre-funded Warrant”) and one Warrant. Each Pre-funded Warrant will be exercisable for one Ordinary Share. Subject to limited exceptions, a holder of Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. The purchase price of each Unit including a Pre-funded Warrant will be equal to the price per Unit including one Ordinary Share, minus $0.0001, and the exercise price of each Pre-funded Warrant will be $0.0001 per Ordinary Share. The Pre-funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Unit including a Pre-funded Warrant we sell, the number of Units including one Ordinary Share that we are offering will be decreased on a one-for-one basis. The Ordinary Shares and Pre-funded Warrants, if any, can each be purchased in this offering only with the accompanying Warrant as part of a Unit, but the components of the Units will immediately separate upon issuance. See “Description of Securities We Are Offering” in this prospectus for more information.

We are also registering the Ordinary Shares issuable from time to time upon exercise of the Warrants and/or the Pre-funded Warrants included in the Units offered hereby.

The actual public offering price per Unit will be determined at the time of pricing, based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results and the general condition of the securities markets at the time of this offering, and may be at a discount to the current market price of our Ordinary Shares. Therefore, the assumed public offering price used in this prospectus may not be indicative of the final offering price.

There is no established trading market for the Warrants or Pre-funded Warrants and we do not expect an active trading market to develop. We do not intend to list the Warrants or Pre-funded Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Warrants and Pre-funded Warrants will be limited.

Our Ordinary Shares are currently traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BHAT.” The closing price of our Ordinary Shares on the Nasdaq on [ ], 2026 was $[ ] per Ordinary Share.

Corporate Structure

Blue Hat is not an operating company but a Cayman Islands holding company with operations primarily conducted by Blue Hat’s operating subsidiaries in China, such corporate structure involves unique risks to investors, which, if happens, may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it may cause the value of our securities to significantly decline or become worthless. Chinese regulatory authorities could disallow this structure, which may cause the incapability to continue operation without changing the corporate structure or switching the business focus. This may in turn cause the value of the securities to significantly decline or even become worthless. According to the Foreign Investment Law in China, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other permissions or approvals from relevant PRC government authorities. On September 6, 2024, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2024 Edition), effective November 1, 2024. As a company operating its business in gold and diamond trading and supply chain, which is not included in the 2024 Negative List, Blue Hat believes its business is not subject to any ownership restrictions. However, since the Negative List has been adjusted and updated frequently in the recent years, we cannot assure you that the aforementioned business segments will continuously be beyond the “prohibited” category, which would likely result in a material change in our operations or in the value of our securities, if that happens, it could cause the value of our securities to significantly decline or become worthless. The PRC government has also established a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Cash Transfer among the Company and its Subsidiaries and Dividends Payment

For the six months ended June 30, 2025, Blue Hat provided a loan of $3,639,366.08, to Golden Alpha Strategy Limited, Blue Hat provided a loan of $688,142.87, to Blue Hat Interactive Entertainment Technology Limited (“Blue Hat Limited”), a wholly owned subsidiary of Blue Hat. Blue Hat Limited then transferred $185,714.29 to Fujian Blue Hat Group Co, Ltd (“Fujian Blue Hat”). For the fiscal year ended December 31, 2024, Blue Hat provided a loan of $2,800,000, to Blue Hat Limited, and Blue Hat Limited then transferred $2,800,000 to Fujian Blue Hat. Other than the transfers mentioned above, as of the date of this prospectus, Blue Hat has not made any other transfers, dividends or distributions between the holding company, any of its subsidiaries or to investors. We do not have any current intentions to distribute further earnings.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable. In addition, PRC Subsidiaries cannot distribute dividends until previous years’ loss has been offset.

The Company currently does not have any cash management policies that dictate how funds are transferred. For the foreseeable future, we intend to use the earnings for the development of the customer capacity. As a result, Blue Hat currently does not have a plan to declare dividends to its shareholders in the foreseeable future.

Doing Business in China

Increasing the registered capital in a mainland China subsidiary of Blue Hat requires the filing with the State Administration for Market Regulation (“SAMR”) or its local bureau, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Foreign direct investment and loans must be approved by and/or registered in accordance with the Foreign Exchange Administration Regulations promulgated in 1996, as amended in 2008. The total amount of loans we can make to our subsidiaries in mainland China cannot exceed statutory limit which is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital or a multiple (currently set as 2.5 times) of its net worth of our subsidiaries in mainland China. PRC Laws currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and PRC Laws, after set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital, such reserves may not be distributed as cash dividends. PRC Laws and regulations allow an offshore holding company to provide funding to mainland China subsidiaries only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans.

Blue Hat’s PRC Subsidiaries face various legal and operational risks and uncertainties related to doing business in China. For Example, Blue Hat’s PRC Subsidiaries face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in Blue Hat’s business operations and the value of Blue Hat Ordinary Shares, significantly limit or hinder Blue Hat’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Risk Factors — Risk Factors Relating to Doing Business in China” included elsewhere in this prospectus.

As Blue Hat, through the subsidiaries, operates business, and has most of the assets and executive officers in China, all our senior employees reside within China for a significant portion of the time and most are PRC residents. It may be difficult for Blue Hat’s shareholders to effect foreign service of process upon Blue Hat or those executives or officers inside China. Apart from that, there is uncertainty as to whether the courts in China would recognize or enforce judgments of United States courts, as the United States and China do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. Please see ”Risk Factors —You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws” included elsewhere in this prospectus.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) with five interpretive guidelines (together with the New Overseas Listing Rules, collectively, the “New Overseas Listing Rules”), which came into effect on March 31, 2023. The New Overseas Listing Rules apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. Under the New Overseas Listing Rules, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The New Overseas Listing Rules state that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes, exchangeable notes and preferred shares, shall be subject to filing requirement within three business days after the completion of the offering. Additionally, if we do not obtain the permissions and approvals of the filing procedure for any subsequent offering in a timely manner under PRC laws and regulations, we may be subject to investigations by competent PRC regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. Based on our understanding of the rules, we are required to submit the filing report to the CSRC within three business days upon the completion of this offering pursuant to this prospectus. It is uncertain whether such filing can be completed or how long it will take to complete such filing. Any delay in completing such filing procedures might affect the other filing procedures with respect to other applicable circumstances, under the New Overseas Listing Rules in the future, such as the secondary listing, primary listing, spin-off listing and making overseas offering and listing anew after being delisted from an overseas exchange, which might affect our future public market financings and capital market transactions. To date, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments, or continue to list on a U.S. or other foreign exchange.

According to Article 7 of the Measures of Cybersecurity Review (“the New CAC Measures”) which was promulgated by the Cyber Administration of China, together with 12 other departments on December 28, 2021 and entered into force and effect on February 15, 2022, a network platform operator that holds personal information of more than one million users shall report to Cybersecurity Review Office for cybersecurity review when it seeks to list its securities overseas. During such reviews, the network platform operator may be required to take measures to prevent and mitigate risk, and such measures could cause disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to the network platform operator and diversion of its managerial and financial resources, which could materially and adversely affect its business, financial conditions, and results of operations. The New CAC Measures do not apply to the Company or any of its subsidiaries as of the date of this prospectus, as neither Blue Hat nor any of its subsidiaries is critical information infrastructure operators purchasing network products and services or online platform operators carrying out data processing activities that affect or may affect national security. In addition, Blue Hat holds less than 1 million users’ personal information. Therefore, we believe we are not subject to the cybersecurity review under the New CAC Measures. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity review initiated by the CAC, and we have not received any warning, sanction or penalty in such respect. We believe that we are compliant with the regulations or policies that have been issued by the CAC as of the date of this prospectus. As of the date of this prospectus, for entities that have been listed overseas before the implementation of the New CAC Measures and intend to issue additional shares rather than doing a public listing, the New CAC Measures do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review. The New CAC Measures remain unclear on whether such requirements will be applicable to companies which are already listed in the United States, such as us. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. Please see “Risk Factor - Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business” and “Risk Factor - Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” included elsewhere in this prospectus for more details.

In addition, since 2021, the PRC government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (draft Amendment published on October 23, 2021 for public opinions), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this prospectus, the PRC government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor its PRC Subsidiaries engage in monopolistic behaviors that are subject to these statements or regulatory actions.

Permissions and Approvals

As of the date of this prospectus, except for business license, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing, our consolidated subsidiaries are not required to obtain any other licenses and permits from the PRC government authorities. Our holding company, and our Chinese subsidiaries have obtained all the licenses and permits that are requisite for the business operations in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we may be required to obtain certain licenses, permits, filings, permissions or approvals for the functions and services that we provided in the future, or to offer securities, in China.

If we, or our subsidiaries (i) do not receive or maintain such permissions or approvals, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, our ability to offer securities to investors could be significantly limited or completely hindered and our securities may substantially decline in value or be worthless. As of the date of this prospectus, based on Company’s management’s understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for our offshore offerings. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations, as well as the trading price of our securities. The CSRC, the Cyberspace Administration of China or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any securities offering we may undertake in the future. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain more approvals in the future, we may be unable to obtain such approvals or a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. These legal and operational risks and uncertainties associated with being based in China may materially and adversely change our operations, affect the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors could cause the value of our securities to significantly decline or be worthless.

PCAOB and the Holding Foreign Companies Accountable Act

Blue Hat also may face risks related to certain PCAOB determinations, which may cause Blue Hat’s securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act (the “HFCAA”), if the PCAOB has determined it is unable to inspect or investigate Blue Hat’s auditor completely for two consecutive years. The delisting or the cessation of trading of Blue Hat’s securities, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law, which officially reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thus, would reduce the time before an applicable issuer’s securities may be prohibited from trading or delisted. Currently, with the Statement of Protocol (the “Protocol”) among the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the People’s Republic of China (“the MOF”) and the PCAOB, the PCAOB determined that it was able to inspect and investigate completely PCAOB-registered accounting firms headquartered in mainland China and Hong Kong, However, at any time when the PCAOB encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB may make contrary determinations under the HFCAA. Therefore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of Blue Hat’s, and Blue Hat’s auditor’s, control, including positions taken by authorities of the PRC. See “Risk Factors — The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China” included elsewhere in this prospectus for more details.

We are a “foreign private issuer” as defined under the federal securities laws and, as such, are subject to reduced public company reporting requirements. See “Prospectus Summary - Implications of Being a Foreign Private Issuer” for additional information.

Investing in our securities being offered pursuant to this prospectus involves a high degree of risk. You should carefully read and consider the risk factors beginning on page [4] of this prospectus, as well as those included in the periodic and other reports we file with the Securities and Exchange Commission before you make your investment decision.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The offering is being underwritten on a firm commitment basis. We have engaged Maxim Group LLC as our underwriter (“Maxim” or the “Underwriter”). The Underwriter is obligated to take and pay for all of the Units if any such Units are taken. We have granted the Underwriter an option exercisable within 15 days after the closing of the offering, to purchase up to [ ] additional Ordinary Shares and/or up to [ ] Warrants, or any combination thereof, to cover over-allotments, representing 15% of the total securities sold in this offering, which may be exercised in portion or in full as determined by the Underwriter, solely to cover the over-allotment. If the Underwriter exercises all or part of this option, it will purchase securities covered by the option at the public offering price that appears on the cover page of this prospectus, less underwriting discounts and commissions. We have agreed to pay the Underwriter the underwriter fees set forth in the table below.

	Per Unit Consisting of One Common Share and One Warrant	Per Unit Consisting of One Pre-funded Warrant and One Warrant	Total without Over-Allotment Option(3)	Total with Over-Allotment Option
Public offering price(1)	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds, before expenses, to us(3)	$	$

(1)	Offering price per Unit is assumed to be US$[ ], which is the last reported sale price of our Ordinary Share, as reported on the Nasdaq Capital Market on [ ], 2026.

(2)	The Underwriter’s discount shall equal 7.0% of the gross proceeds of the securities sold by us in this offering. We have also agreed to reimburse the Underwriter for certain expenses. We refer you to the section entitled “Underwriting” of this prospectus for additional information regarding total compensation and other items of value payable to the Underwriter.

(3)	We have granted the Underwriter an option exercisable within 15 days of the date of this prospectus to purchase from us up to [ ] additional Ordinary Shares and/or up to [ ] Warrants, or any combination thereof, to cover over-allotments, if any. We have also agreed to reimburse the Underwriter of up to a maximum of $100,000, in the event of a closing of this event, or of $50,000 in the event that there is not a closing, for out-of-pocket accountable expenses, including legal fees, cost and expenses incurred by the Underwriter in connection with the performance of their services. The total amount of expenses related to this offering is set forth in the section titled “Expenses Relating to This Offering” on page [ ].

If we complete this offering, net proceeds will be delivered to us on the closing date. We expect to deliver the securities against payment in U.S. dollars in New York, NY to investors on or about [ ], 2026, subject to satisfaction of certain customary closing conditions.

Sole Underwriter

Maxim Group LLC

The date of this prospectus is , 2026

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the Underwriter has not, authorized any other person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”), is effective. We are not, and the Underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus unless otherwise specified herein. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

The market data and other statistical information used throughout this prospectus has been compiled from publicly available information and industry publications. These sources generally state that the information they provide is believed to be reliable however, it is subject to subjective assessments and changes and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any market research and statistical survey. Therefore, the accuracy and completeness of the information are not guaranteed and estimates and beliefs based on such data may not be reliable. In addition, such market data and statistical information may be different from other sources and may not reflect all or even a comprehensive set of the actual events and transactions occurring in the market. Although we are responsible for all of the disclosures contained in this prospectus and we believe that such market data and statistical information is reliable, we have not independently verified its accuracy or completeness. In addition, some data is also based on our good faith estimates and our management’s understanding of industry conditions. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Our Business and “Use of Proceeds” and elsewhere in this prospectus, including in our FY24 Annual Report, or incorporated by reference herein constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our product candidates, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

These forward-looking statements include, but are not limited to, statements about:

●	our future business development, results of operations and financial condition;

●	expected changes in our net revenues and certain cost or expense items;

●	our ability to attract and retain customers; and

●	trends and competition in the spatial-temporal big-data processing and interactive location-based services market.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this in greater detail under the heading “Risk Factors” and elsewhere in this prospectus and the documents incorporated herein by reference. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

ii

COMMONLY USED DEFINED TERMS

The following are abbreviations and definitions of certain terms used in this document:

●	“BH Technology” refers to Blue Hat Technology Ltd. (USA) which was established in USA on July 21, 2023.

●	“Blue Hat”, the “Company”, “we”, “our” and “us” are to Blue Hat Interactive Entertainment Technology, a Cayman Islands exempted company;

●	“Blue Hat BVI” refers to Brilliant Hat Limited, a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”) which was established under the laws of the British Virgin Islands in Hong Kong on June 26, 2018.

●	“Blue Hat Fujian” refers to Fujian Blue Hat Interactive Entertainment Technology Ltd., which was considered a variable interest enterprise, or the VIE, for accounting purposes. On June 8, 2023, the VIE was abolished, and Blue Hat Fujian was deconsolidated.

●	“Blue Hat HK” refers to Blue Hat Interactive Entertainment Technology Ltd. which was established in Hong Kong on June 26, 2018.

●	“Blue Hat Hunan” refers to Hunan Engaomei Animation Culture Development Co. Ltd., a PRC limited liability company incorporated on October 19, 2017.

●	“Blue Hat Pingxiang” refers to Pingxiang Blue Hat Technology Co. Ltd., a PRC limited liability company incorporated on September 10, 2018, divested due to the abolition of the VIE on June 8, 2023

●	“Blue Hat WFOE” refers to Xiamen Duwei Consulting Management Co. Ltd., a PRC limited liability company incorporated on October 19, 2017, and its subsidiaries.

●	“Board” refers to the board of directors of the Company.

●	“China” or the “PRC” are to the People’s Republic of China, including Taiwan, Hong Kong and Macau.

●	“Fresh Joy” refers to Fresh Joy Entertainment Ltd, a holding company 100% owned by Blue Hat Interactive Entertainment Technology Limited. Divested due to the abolition of the VIE on June 8, 2023.

●	“Fujian Blue Hat” refers to Fujian Blue Hat Group CO. Ltd which was established under the laws of the PRC on August 23, 2021, and its subsidiaries.

●	“FY24 Annual Report” refers to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with SEC on April 30, 2025.

●	“Golden Alpha” refers to Golden Alpha Strategy Limited which was established in Hong Kong on April 18, 2023.

●	“Golden Strategy” refers to Golden Strategy Ltd which was established under the laws of the British Virgin Islands in Hong Kong on April 3, 2023.

●	“PRC Subsidiaries” refers to the operating companies of Blue Hat, which includes Blue Hat WFOE, and Fujian Blue Hat and Golden Alpha.

●	“RMB” and “Renminbi” refer to the legal currency of China; and

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus, including the information incorporated by reference herein, carefully, including the section titled “Risk Factors” included in this prospectus and our consolidated financial statements and related notes incorporated by reference herein before making an investment decision. Some of the statements in this summary constitute forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements.” Certain figures included in this section have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.

Business Overview

Blue Hat is a holding company incorporated in the Cayman Islands and is not a Chinese operating company. As an investor to us, you will only hold equity interest of us and will never directly hold equity interests in our Chinese operating entities. Through the operations of our subsidiaries, Blue Hat primarily operates a gold and diamond trading and supply chain business. Our business model encompasses physical gold trading, diamond trading, gold derivatives trading, and the development of AI-enabled trading platforms. In August 2024, we completed our first major gold acquisition of 1,000 kilograms for approximately $64.56 million from Macau Rongxin Precious Metals Technology Co., Ltd., marking our entry into large-scale gold trading. During the first half of 2025, the Company completed its strategic transition from diamond trading to gold trading as its primary business focus. The Company’s diamond trading operations, which generated $13.08 million in revenue during the first half of 2024, were discontinued in 2025 to allow the Company to concentrate resources on the more capital-intensive gold trading and supply chain business. For the year ended December 31, 2024, our diamond trading operation generated $18.72 million in revenue and for the six months ended June 30, 2025, our gold trading operation generated $13.33 million in revenue, respectively.

Prior to our strategic shift, we were an advanced high-tech solutions provider focusing on the production, development, and operation of augmented reality (AR) interactive entertainment games and toys. Impacted by the pandemic, we underwent a restructuring of our company’s operations in 2023, and successfully shifted our business focus towards commodity trading, including chemicals, jewelry, and precious metals such as gold.

On April 17, 2025, Golden Alpha Strategy Sdn. Bhd (“Golden Alpha Malaysia”), a wholly owned subsidiary of the Company, is incorporated in Malaysia, currently Golden Alpha Malaysia does not have any operations as of the date of this prospectus.

The chart below summarizes our corporate legal structure and identifies our subsidiaries:

Key Business Operations

Our operations are supported by key licenses and strategic partnerships. Our Hong Kong subsidiary, Golden Alpha Strategy Ltd., holds a Category A Registration for dealing in precious metals from the Hong Kong Customs and Excise Department.

We create value by providing capital, technology, and connections across the gold supply chain. Our target customers include gold refineries, wholesalers, and retailers. We aim to address industry challenges such as fragmented markets, limited financing channels, and operational inefficiencies through our AI-enabled trading platforms and supply chain solutions. Our management team believes the gold industry is transitioning from rapid growth to high-quality development, presenting strategic opportunities for market consolidation and technological innovation.

In addition to our gold trading operations, we maintain a robust diamond trading business that began in the third quarter of 2023. Our diamond trading operations have quickly grown to become a significant revenue contributor, generating $18.72 million in revenue for the year ended December 31, 2024. We maintain relationships with diamond suppliers and have established sales channels to jewelry manufacturers and retailers. Unlike our gold business which is affected by macroeconomic factors like central bank policy and inflation expectations, our diamond trading business is more closely tied to consumer luxury spending and jewelry industry trends.

The growth of our business is driven by several key market factors. We are seeing increased institutional demand, particularly from central banks expanding their gold reserves. The gold market is also transitioning from a fragmented structure to a more consolidated one, creating opportunities for well-positioned companies. Additionally, there is rising demand for efficient trading solutions powered by advanced technology.

Looking ahead, we plan to expand our business beyond physical gold trading into derivatives trading. This expansion includes the development of sophisticated online trading platforms and enhancement of our AI-enabled services. Geographically, we aim to extend our presence into European and North American markets. Unlike traditional retail-focused precious metals businesses, our operations are not significantly affected by seasonal factors as gold trading occurs continuously throughout the year in both institutional and retail markets.

Our Products and Services

As of the date of this prospectus, our business focuses primarily on gold and diamond trading and related services.

In the third quarter of 2023, we expanded into the diamond trading business, which has become a significant revenue contributor. For the year ended December 31, 2024, our diamond trading operations generated $18.72 million in revenue with a gross profit margin of 8.26%. For the six months ended June 30, 2025, our gold trading operations generated $13.33 million in revenue, with total gross margin increased to 36.54%. We source and supply diamonds to wholesalers and retailers in the jewelry industry.

In August 2024, we acquired 1,000 kilograms of gold at a price of approximately $64.56 per gram. With the rise in international gold prices, the value of our gold holdings has seen significant appreciation, reaching approximately $3,000 per ounce by March 2025. In August 2025, we acquired 500 kilograms of gold at $100.92 per gram. November 2025, we acquired 200 kilograms of gold at $120.94 per gram. These acquisitions have not only strengthened our financial position but also provided a solid foundation for our planned expansion in the gold industry chain.

In addition, we are developing:

●	Gold Supply Chain Services: We provide financing, logistics, and connection services to participants across the gold supply chain, from refineries to wholesalers and retailers.

●	Intelligent Trading Platforms: We are developing AI-enabled platforms to enhance the efficiency and transparency of gold trading.

Prior to our business transition in 2022-2023, the Company’s product portfolio included interactive educational materials, mobile games, toys with mobile game features, and immersive educational courses, as well as Internet Data Center services. We have since divested these previous business lines to focus on our gold trading and supply chain operations. After our completion of the strategic transition to shift the business focus from diamond trading to gold trading, Company will further capitalize on structural opportunities in the gold industry, including increased institutional demand, market consolidation trends, and the development of AI-enabled trading platforms.

Summary of Operation Results

Total revenues were US$13.33 million and US$18.72 million for the six months ended June 30, 2025 and for the year ended December 31, 2024. Gross profit was US$4.87 million and US$1.55 million for the six months ended June 30, 2025 and for the year ended December 31, 2024. Total gross margin increased to 36.54% and 8.26% for the six months ended June 30, 2025 and for the year ended December 31, 2024.

Total operating expenses were US$0.82 million and US$4.46 million for the six months ended June 30, 2025 and for the year ended December 31, 2024. Net loss was US$0.86 million and US$9.52 million for the six months ended June 30, 2025 and for the year ended December 31, 2024.

As of June 30, 2025, Blue Hat had cash and cash equivalents of US$1.07 million, working capital of US$78.88 million and total shareholders’ equity (excluding the non-controlling interest) of US$81.47 million, compared to cash and cash equivalents of US$15,770, working capital of US$29.42 million and total shareholders’ equity (excluding the non-controlling interest) of US$32.14 million, respectively, as of December 31, 2024.

Technology and Intellectual Property

We are now adapting and applying these technological capabilities to enhance our gold trading business and empower industry participants with AI technology, including providing efficient marketing content creation services for jewelers and data analysis services for gold derivatives traders.

Cash Transfers with Subsidiaries

Blue Hat and its subsidiaries usually operate independently and transfer funds through loans and intercompany transactions. We raised capital for a total amount of $25.182 million from 2020 to 2024 through various financings. For the previous three years, Blue Hat HK, our wholly-owned Hong Kong intermediary holding subsidiary, passed the funds from the investors in these financings to Blue Hat WOFE and other subsidiaries, through intercompany transactions.

Certain Operational Risks Related to Doing Business in China

Permissions and Approvals

The table below lists all the permissions and approvals the Company and its subsidiaries have obtained as of the date of the prospectus. In the view of the management team of the Company, the Company and its subsidiaries have obtained all the permissions and approvals the Company and its subsidiaries are required to hold to operate business:

No.	Name of the Company	License No.	License/Permission	Established Date	Validity
1	Blue Hat Interactive Entertainment Technology	WC-338512	Business License	6/13/2018	Long-term
2	Brilliant Hat Limited	1983687	Business License	6/26/2018	Long-term
3	Golden Strategy Ltd	2121323	Business License	4/3/2023	Long-term
4	Blue Hat Interactive Entertainment Technology Limited	2714615	Business License	6/26/2018	Long-term
5	Golden Alpha Strategy Limited	3271611	Business License	4/18/2023	Long-term
6	BLUE HAT TECHNOLOGY LLC	937615	Business License	7/21/2023	Long-term
7	Fujian Blue Hat Group Co., Ltd.	91350100MA8TTRRQ4A	Business License Record Registration Form for Foreign	8/23/2021	8/22/2051
8	Xiamen Shengruihao Technology Co., Ltd	91350200MA8TGQ815M	Business License	6/30/2021	6/29/2071
9	Xiamen Duwei Consulting Management Co., Ltd.	91350200MA31XW6W0Q	Business License Record Registration Form for Foreign	7/26/2018	7/25/2048
10	Xiamen Bluehat Research Institution of Education Co., Ltd.	91350200MA8RFNMY91	Business License	2/20/2021	2/19/2071
11	Hunan Engaomei Animation Culture Development Co., Ltd.	91430111MA4M6YX69X	Business License	10/19/2017	10/18/2067
12	Fujian Youth Hand in Hand Educational Technology Co., Ltd	91350200MA2YKHW78G	Business License	9/18/2017	9/17/2067
13	Fuzhou Qiande Educational Technology Co., Ltd	91350102MA8RQTEH5R	Business License	3/24/2021	Long-term
14	Chongqing Duwei Chuangda Electronic Technology Co., Ltd	91500103MACMEAMG3Y	Business License	6/13/2023	Long-term
15	Guangzhou Huangxin Enterprise Management Co., Ltd.	91440106MACPKAYJXM	Business License Record Registration Form for Foreign	7/5/2023	Long-term
16	Fuzhou Blue Financial Investment Co.,Ltd	91350111MADKTE9B27	Business License	5/8/2024	Long-term
17	Fuzhou Po Teishin Supply Chain Co., Ltd	91350111MADP37HFX2	Business License	6/11/2024	Long-term
18	Golden Alpha Strategy Limited	A-B-24-05-07315	Certificate of Registration for Category A Registrant	05/24/2024	Long-term

PRC Legal Regulations

New Overseas Listing Rules came into effect on March 31, 2023. The New Overseas Listing Rules apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. Under the New Overseas Listing Rules, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The New Overseas Listing Rules state that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes, exchangeable notes and preferred shares, shall be subject to filing requirement within three business days after the completion of the offering. Additionally, if we do not obtain the permissions and approvals of the filing procedure for any subsequent offering in a timely manner under PRC laws and regulations, we may be subject to investigations by competent PRC regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. Based on our understanding of the rules, we are required to submit the filing report to the CSRC within three business days upon the completion of this offering pursuant to this prospectus. It is uncertain whether such filing can be completed or how long it will take to complete such filing. Any delay in completing such filing procedures might affect the other filing procedures with respect to other applicable circumstances, under the New Overseas Listing Rules in the future, such as the secondary listing, primary listing, spin-off listing and making overseas offering and listing anew after being delisted from an overseas exchange, which might affect our future public market financings and capital market transactions. To date, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments, or continue to list on a U.S. or other foreign exchange.

According to Article 7 of the New CAC Measures, which was promulgated by the Cyber Administration of China, together with 12 other departments on December 28, 2021 and entered into force and effect on February 15, 2022, a network platform operator that holds personal information of more than one million users shall report to Cybersecurity Review Office for cybersecurity review when it seeks to list its securities overseas. During such reviews, the network platform operator may be required to take measures to prevent and mitigate risk, and such measures could cause disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to the network platform operator and diversion of its managerial and financial resources, which could materially and adversely affect its business, financial conditions, and results of operations. The New CAC Measures do not apply to the Company or any of its subsidiaries as of the date of this prospectus, as neither Blue Hat nor any of its subsidiaries is critical information infrastructure operators purchasing network products and services or online platform operators carrying out data processing activities that affect or may affect national security. In addition, Blue Hat holds less than 1 million users’ personal information. Therefore, we believe we are not subject to the cybersecurity review under the New CAC Measures. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity review initiated by the CAC, and we have not received any warning, sanction or penalty in such respect. We believe that we are compliant with the regulations or policies that have been issued by the CAC as of the date of this prospectus. As of the date of this prospectus, for entities that have been listed overseas before the implementation of the New CAC Measures and intend to issue additional shares rather than doing a public listing, the New CAC Measures do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review. The New CAC Measures remain unclear on whether such requirements will be applicable to companies which are already listed in the United States, such as us. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

For a more detailed discussions related the PRC legal regulations, please see “Regulations” included elsewhere in this prospectus for more details.

Corporate Information

Our principal executive offices are located at 7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009. The Company’s Transfer Agent is VStock Transfer, LLC, with a mailing address of 18 Lafayette Place, Woodmere, NY 11598. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Risk Factors Summary

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in this section entitled “Risk Factors.” These risks include, but are not limited to, the following:

●	Our recent transition to the gold and diamond trading business presents operational and financial risks.

●	We operate in the highly competitive gold and diamond trading markets where established competitors may outperform us.

●	We will need to expand our organization, and we may experience difficulties in realizing or managing this growth.

●	Failure to adequately contribute to employee benefits plans required by PRC regulations.

●	Gold price volatility may adversely impact our trading operations, inventory valuations, and financial performance.

●	Diamond price volatility and changing consumer preferences may adversely impact our diamond trading operations, inventory valuations, and financial performance.

●	Inflationary pressures on operational costs may adversely affect our gold trading margins and profitability.

●	Evolving regulatory requirements for gold trading and cross-border transactions may increase compliance costs and restrict our operations.

●	Our gold and diamond trading operations depend on reliable supply chains and accurate market assessments, which involve risks beyond our control..

●	The storage and transportation of our physical gold and diamond holdings present significant security and insurance challenges.

●	The market for high value commodities is inherently unpredictable.

●	Liquidity constraints in the gold and diamond markets could impair our trading operations.

●	We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

●	Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

●	Changes in China’s economic, political or legal system or social conditions or government policies could have a material adverse effect on our business and operations.

●	The economy of China had experienced unprecedented growth. This growth has slowed in the recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected.

●	A severe or prolonged downturn in the Chinese and/or global economy could materially and adversely affect our business, financial condition and operating results.

●	Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Fluctuations in exchange rates could have a material and adverse effect on our operations.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of offerings from the U.S. to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	Our use of third parties manufacturers to produce our products presents risks to our business.

●	The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

●	An active trading market for our ordinary shares may not be sustained.

●	Our ordinary shares are considered to be penny stock.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

●	We have identified material weaknesses in our internal control over financial reporting.

●	Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

●	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

●	Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	We have in the past and may in the future rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances could dilute your ownership interests and may depress the market price of our Ordinary Shares.

●	The market price of our Ordinary Shares has been and may in the future be subject to significant fluctuations.

●	We may experience rapid and substantial share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

●	The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

●	As a result of the price resets and subsequent share adjustments in the Warrants and/or if the Warrants are exercised by way of a zero cash exercise, shareholders are likely to suffer substantial dilution and see a significant decrease in the value of their Ordinary Shares.

●	Nasdaq may halt trading in our Ordinary Shares on Nasdaq or delist our Ordinary Shares for public interest concerns as a result of this offering.

●	We will likely not receive any additional funds upon the exercise of the Warrants.

●	Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.

●	The public offering price in this offering will be set by our Board and does not necessarily indicate the actual or market value of our Ordinary Shares.

●	There is no public market for the Warrants or Pre-funded Warrants in this offering.

●	The amendment to the Nasdaq’s continued listing requirements could result in our securities not being approved for listing on Nasdaq or our inability to maintain our listing.

Implications of Being a Foreign Private Issuer

Our status as a foreign private issuer exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the NASDAQ. Consequently, we are not subject to all of the disclosure requirements applicable to U.S. public companies. For example, we are exempt from certain rules under the U.S. Securities and Exchange Act of 1934, as amended (“Exchange Act”), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our executive officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD (Fair Disclosure) of the Exchange Act, aimed at preventing issuers from making selective disclosures of material information.

We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. In order to maintain our current status as a foreign private issuer, either a majority of our outstanding voting securities must be directly or indirectly held of record by non-residents of the United States, or, if a majority of our outstanding voting securities are directly or indirectly held of record by residents of the United States, a majority of our executive officers or directors may not be United States citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States.

We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in the United States in which you may hold equity securities.

THE OFFERING

Issuer	Blue Hat Interactive Entertainment Technology
Securities offered by us

[ ] Units, at an assumed public offering price of $[ ] per Unit, which is based on the closing price of our Ordinary Shares on Nasdaq on [ ], 2026. The actual public offering price per Unit will be determined between the investors in the offering, along with consultation with the Underwriter, and may be at a discount to the current market price of our Ordinary Shares. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

Each Unit consists of one Ordinary Share and [ ] Warrants. We will not issue any fractional Warrants in this offering and will round down the number of Warrants any purchaser of Units would otherwise receive to the nearest whole number.

We are also offering to each purchaser whose purchase of Units would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Ordinary Shares immediately following the consummation of this offering, the opportunity to purchase Units consisting of one Pre-funded Warrant and [ ] Warrants. Each Pre-funded Warrant will be exercisable for one Ordinary Share. Subject to limited exceptions, a holder of Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. The purchase price of each Unit including a Pre-funded Warrant will be equal to the price per Unit including one Ordinary Share, minus $0.0001, and the exercise price of each Pre-funded Warrant will be $0.0001 per Ordinary Share. The Pre-funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Unit including a Pre-funded Warrant we sell, the number of Units including one Ordinary Share that we are offering will be decreased on a one-for-one basis. The Ordinary Shares and Pre-funded Warrants, if any, can each be purchased in this offering only with the accompanying Warrant as part of a Unit, but the components of the Units will immediately separate upon issuance. See “Description of Securities We Are Offering” in this prospectus for more information.

This prospectus also relates to the offering of the Ordinary Shares issuable upon exercise of the Warrants and Pre-funded Warrants.

Description of the Warrants

Each Warrant will have an exercise price of $[ ] per share (100% of the public offering price of each Unit sold in this offering), will be exercisable upon issuance and will expire [ ] years from issuance. Each Warrant is exercisable for one Ordinary Share, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our Ordinary Shares as described herein. This prospectus also relates to the offering of the Ordinary Shares issuable upon exercise of the Warrants.

The exercise price for the Warrants will be adjusted downward on each of the [ ] and [ ] trading day following the issuance date (each, a “Reset Date”) to the price that is equal to [ ]% and [ ]%, respectively of the initial exercise price, respectively (the “Basis Price”). If the exercise price is so adjusted on a Reset Date, the number of Ordinary Shares underlying the Warrants will also be proportionally increased on such Reset Date so that the applicable Reset Price multiplied by the increased number of Ordinary Shares equal the aggregate proceeds that would have resulted from the full exercise of the Warrants immediately prior to the applicable Reset Date. The Warrants also contain certain mechanisms for cashless exercise, including zero cash exercise pursuant to which holders of Warrants have the option, upon exercise and for no additional cash consideration, to receive an aggregate number of Ordinary Shares equal to the product of (x) the aggregate number of Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) [ ].

Accordingly, we believe it is highly unlikely that a holder of the Warrants would pay an exercise price in cash to receive additional Ordinary Share underlying the Warrants when the holder could instead choose the zero cash exercise option and pay no cash to receive more Ordinary Shares than they would receive if they did pay an exercise price. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Warrants.

As an example, for each Unit that an investor purchases in this offering at the offering price of $[ ] per Unit, the investor will receive one Ordinary Share and one Warrant each to purchase one Ordinary Share at an exercise price of $[ ] per Ordinary Share. Giving effect solely to the adjustment on the first Reset Date and not giving effect to the zero cash exercise option, on the first Reset Date, each Warrant will become exercisable for a maximum of [ ] Ordinary Shares at an exercise price of $[ ] per Ordinary Share If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into [ ] Ordinary Shares. If the Warrant remains outstanding as of the second Reset Date, giving effect solely to the potential adjustment on the second Reset Date and not giving effect to the zero cash exercise option, on the second Reset Date, each Warrant will become exercisable for a maximum of [ ] Ordinary Shares at an exercise price of $[ ] per Ordinary Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into [ ] Ordinary Shares. Accordingly, if all of the Warrants offered to investors in this offering are exercised on a zero cash basis, a maximum of [ ] Ordinary Shares could be issued upon such zero cash exercise, without payment to the Company of any additional cash. For the avoidance of doubt, the lower the closing price of our Ordinary Shares on the Nasdaq Capital Market immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (which will be no more than the public offering price per Unit in this offering), the more shares that will be issuable pursuant to the Warrants as a result of each reset (subject to the restriction that in no event shall the exercise price of the Warrants be reduced on such reset dates below a floor price of $[ ]).

In addition, we have granted the Underwriter an option exercisable within 15 days of the closing of this offering to purchase from us up to [ ] additional Ordinary Shares and/or up to [ ] Warrants, or any combination thereof, to cover over-allotments, if any. If the Underwriter’s over-allotment option for Warrants is exercised in full to purchase [ ] Warrants and all such Warrants are exercised on a zero cash basis, a maximum of [ ] Ordinary Shares could be issued upon such zero cash exercise without payment to the Company of any additional cash. If all of the Warrants offered to investors in this offering, including those subject to the Underwriter’s over-allotment option for Warrants, are exercised on a zero cash basis, a maximum of [ ] Ordinary Shares could be issued upon such zero cash exercise without payment to the Company of any additional cash.

For more information regarding the Warrants, you should carefully read the section titled “Description of Securities We Are Offering” in this prospectus.

Ordinary Shares to be outstanding immediately after this offering[1]	Assuming no exercise of the Over-Allotment Option: (i) [ ] Ordinary Shares, assuming no issuance of Pre-funded Warrants and no exercise of the Warrants; or, (ii) at the assumed public offering price of $[ ] per Unit, if all of the Warrants offered to investors, in this offering are exercised on a zero cash basis after the second Reset Date. Assuming full exercise of the Over-Allotment Option, [ ] Ordinary Shares, assuming no issuance of Pre-funded Warrants and no exercise of the Warrants issued in connection with the Over-Allotment Option. At the same public offering price of $[ ] per Unit, if all of the Warrants offered to investors upon the exercise of the Underwriter’s over-allotment option are exercised on a zero cash basis, an aggregate of [ ] Ordinary Shares could be issued upon such zero cash exercise without payment to the Company of any additional cash and a total of [ ] Ordinary Shares would be outstanding.
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $[ ] million (or $[ ] million if the Underwriter exercises the Over-Allotment Options to purchase additional Units in full), after deducting the Underwriter’s fees, reimbursement of the Underwriter’s expenses, and the estimated offering expenses payable by us, assuming no issuance of Pre-funded Warrants and no exercise of the Warrants issued in this offering.

We anticipate using the net proceeds of this offering primarily for the working capital and other general corporate purposes. See “Use of Proceeds” on page [ ] for additional information.

The foregoing represents our current intentions with respect to the use of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above.
Listing	Our Ordinary Shares are listed on Nasdaq under the symbol “BHAT”. There is no established public trading market for the Warrants or the Pre-funded Warrants and we do not expect such market to develop. We do not intend to list the Warrants or Pre-funded Warrants on any securities exchange or other trading market. The Transfer Agent and Registrar for the Company’s Ordinary Shares is VStock Transfer, LLC, with an address at 18 Lafayette Place, Woodmere, NY 11598.
Risk factors	An investment in our securities involves substantial risks. You should be aware that Nasdaq may halt trading in our Ordinary Shares and/or delist our Ordinary Shares for public interest concerns. See “Risk Factors — Nasdaq may halt trading in our Ordinary Shares on Nasdaq or delist our Ordinary Shares for public interest concerns as a result of this offering.” You should read this prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes to those statements included elsewhere in this prospectus before investing in our securities.
(1)	Based on [ ] Ordinary Shares issued and outstanding as of [ ], 2026.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the risks and uncertainties described below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of the following risks or additional risks and uncertainties that are currently immaterial or unknown. If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of the Ordinary Shares to decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our recent transition to the gold and diamond trading business presents operational and financial risks.

In 2023 to 2024, we strategically shifted our business model to focus on gold and diamond trading and supply chain operations, which represents a significant departure from our previous business. While we have completed our first major gold acquisition and established a significant diamond and gold trading operation that generated $18.72 million and $13.33 million in revenue for the year ended December 31, 2024, and for the six months ended June 30, 2025, respectively, we have limited operating history in these specific sectors. Our success depends on our ability to effectively execute our new business model, manage price volatility in both gold and diamond markets, establish reliable supply chains, and develop our AI-enabled trading platforms. Our management team’s experience in these industries is developing, and we face competition from established gold and diamond trading companies with longer track records. If we cannot effectively implement our strategic plans and generate revenues that exceed expenses on a consistent basis in these new business areas, our financial condition and prospects will be materially adversely affected.

We operate in the highly competitive gold and diamond trading markets where established competitors may outperform us.

The gold and diamond trading and supply chain industries are characterized by intense competition from well-established firms with significant resources. Our competitors in the gold trading sector include major financial institutions, large commodity trading houses, and specialized precious metals dealers, many of which have decades of experience, substantial financial resources, established client relationships, and sophisticated risk management systems. In the diamond trading sector, we compete with established diamond wholesalers, jewelry manufacturers, and specialized diamond traders with deep industry relationships and access to premium diamond sources. In the Shenzhen Shuibei market, where we are developing our presence, we face competition from thousands of established gold and jewelry trading entities generating over RMB 1 trillion in annual transaction volume. These competitors may have advantages in sourcing gold and diamonds at favorable prices, accessing financing on better terms, utilizing advanced trading technologies, and managing market volatility. Our inability to compete effectively could result in lower trading volumes, reduced profit margins, and limitations on our ability to develop our gold and diamond supply chain businesses, which would adversely affect our financial performance.

Our business depends in large part on the success of our vendors and outsourcers, and our brand and reputation may be harmed by actions taken by third parties that are outside of our control. In addition, any material failure, inadequacy, or interruption resulting from such vendors or outsourcings could harm our ability to effectively operate our business.

We rely on vendors and outsourcing relationships with third parties for services and systems including manufacturing, transportation and logistics. Any shortcoming of a vendor or outsourcer, particularly an issue affecting the quality of these services or systems, may be attributed by customers to us, thus damaging our reputation and brand value, and potentially affecting our results of operations. In addition, problems with transitioning these services and systems to or operating failures with these vendors and outsourcers could cause delays in product sales, and reduce efficiency of our operations, and significant capital investments could be required to remediate the problem.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive team listed in the section entitled “Management” located elsewhere in this prospectus, the loss of whose services may adversely impact the achievement of our objectives. Recruiting and retaining other qualified employees for our business, including scientific and technical personnel, will also be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous companies for individuals with similar skill sets. The inability to recruit or loss of the services of any executive or key employee could adversely affect our business.

We will need to expand our organization, and we may experience difficulties in realizing or managing this growth, which could disrupt our operations.

As of December 31, 2025, we had 15 employees, all of which were full-time employees. As our company matures, we expect to expand our employee base to increase our sales and marketing department. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to realizing or managing these growth activities. We may not be able to realize such growth or expansion at all. We may not be able to effectively manage the expansion of our operations, even if we realize such expansion which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively realize and manage future growth.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we fail to make contributions to various employee benefit plans and to comply with applicable PRC labor-related laws in the future, we may be subject to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Gold price volatility may adversely impact our trading operations, inventory valuations, and financial performance.

The price of gold is subject to significant volatility driven by multiple factors outside our control, including global economic conditions, geopolitical events, central bank policies, currency fluctuations, interest rates, and market speculation. In the first quarter of 2025, gold prices experienced substantial volatility, reaching over $3,000 per ounce. While we may benefit from rising gold prices as evidenced by the appreciation of our 1-ton gold holdings acquired at approximately $66.49 million, a significant decline in gold prices could adversely affect the value of our inventory and trading positions.

Our trading strategies and hedging activities may not effectively mitigate price risk exposure. Rapid and unexpected price movements may cause trading losses despite our risk management practices. Additionally, gold price volatility affects financing costs associated with our gold positions and may impact the collateral requirements for our trading activities. Sustained periods of high volatility may also reduce overall trading volumes and liquidity in the markets we operate in, potentially limiting our ability to execute transactions at favorable prices.

The price volatility of gold also complicates our inventory valuation, potentially resulting in mark-to-market losses even when physical gold is retained, which could significantly impact our quarterly financial results and increase earnings volatility.

Diamond price volatility and changing consumer preferences may adversely impact our diamond trading operations, inventory valuations, and financial performance.

Diamond prices are subject to significant volatility driven by multiple factors outside our control, including global economic conditions, consumer demand for luxury goods, production levels from major diamond producers, marketing campaigns by industry participants, and evolving consumer preferences in jewelry design. Unlike gold, which has more standardized pricing mechanisms, diamond pricing is more subjective and depends on factors such as cut, clarity, color, and carat weight, making inventory valuation more complex and potentially subject to greater fluctuations.

Our diamond trading strategies may not effectively mitigate price risk exposure. Rapid and unexpected price movements may cause trading losses despite our risk management practices. Additionally, changes in consumer preferences, such as shifting attitudes toward natural versus lab-grown diamonds or changing jewelry styles, could reduce demand for certain diamond categories in our inventory, potentially resulting in mark-to-market losses.

The diamond industry also faces increasing scrutiny regarding ethical sourcing and sustainability practices. Failure to comply with evolving standards and regulations concerning conflict-free and responsibly sourced diamonds could result in reputational damage, regulatory penalties, and loss of market access, which would negatively impact our diamond trading operations and financial results.

Inflationary pressures on operational costs may adversely affect our gold trading margins and profitability.

Our gold trading and supply chain operations are exposed to inflationary pressures affecting various aspects of our business. Rising costs for secure transportation, storage facilities, insurance premiums, compliance systems, and technology infrastructure directly impact our operational expenses. Additionally, higher energy costs affect the expenses of gold refining operations in our supply chain, potentially narrowing trading spreads.

Labor costs represent another significant input vulnerable to inflation, particularly for specialized roles in gold trading, risk management, and technological development. As we expand our AI-enabled trading platforms and blockchain initiatives, competition for technical talent may further drive up compensation costs.

While gold is traditionally viewed as an inflation hedge, the relationship between gold prices and inflation is complex and does not necessarily translate to improved margins for gold trading operations. If our operational costs increase at a faster rate than our ability to adjust trading spreads or if market competition prevents us from passing increased costs to customers, our profitability could be materially reduced.

Furthermore, the high-inflation environment contributes to central bank policy responses such as interest rate adjustments, which directly impact gold carrying costs and market dynamics. These factors could collectively pressure our operating margins and adversely affect our financial performance.

Evolving regulatory requirements for gold trading and cross-border transactions may increase compliance costs and restrict our operations.

The gold industry is subject to extensive and evolving regulations designed to prevent money laundering, terrorist financing, and trade in conflict gold. As we expand our gold trading operations, we must comply with regulations including know-your-customer (KYC) requirements, anti-money laundering (AML) rules, responsible sourcing standards, and international frameworks such as the LBMA Good Delivery Rules and the OECD Due Diligence Guidance.

Our Hong Kong subsidiary, Golden Alpha Strategy Ltd., holds a Category A Registration for dealing in precious metals from the Hong Kong Customs and Excise Department, which requires ongoing compliance. Failure to maintain this registration or comply with applicable regulations could result in penalties, reputational damage, or loss of our ability to conduct business. As we expand into new markets, including European and North American regions as outlined in our business strategy, we will face additional regulatory regimes with potentially conflicting requirements.

Regulatory compliance requires substantial resources and expertise. Changes in regulations, particularly those governing cross-border gold transfers, could restrict our ability to move gold between jurisdictions or increase our operational costs. Additionally, our planned gold RWA (Real World Assets) tokenization project with Axis Capital Group will subject us to blockchain-related regulations, which are rapidly evolving across different jurisdictions. Non-compliance with applicable regulations could result in significant fines, criminal penalties, and reputational damage that could materially impact our business operations and financial results.

Our gold and diamond trading operations depend on reliable supply chains and accurate market assessments, which involve risks beyond our control.

Our ability to conduct our gold and diamond trading businesses depends on reliable sources of physical goods. Currently, we rely on a limited number of suppliers and partners, including Macau Rongxin Precious Metals Technology Co., Ltd. for large-scale gold acquisitions and various diamond suppliers for our diamond trading operations. This concentration of suppliers creates risk if any key relationship is disrupted. Supply disruptions can occur due to mining production issues, refinery or cutting capacity constraints, transportation difficulties, geopolitical events affecting major producing regions, or regulatory changes affecting our suppliers. Our business success also depends on accurately forecasting market trends and managing inventory levels appropriately. If we misjudge market demand or fail to adjust our positions in response to changing market conditions, we may experience trading losses or opportunity costs. Holding excess inventory during price declines could result in significant losses, while insufficient inventory during price increases or high demand periods could result in missed profit opportunities and damage to client relationships. For our diamond operations specifically, we face additional challenges in authenticating, grading, and pricing diamonds, which require specialized expertise and equipment. Errors in assessment of diamond quality or authenticity could result in significant financial losses or reputational damage.

Additionally, both the global gold and diamond supply chains face ongoing challenges including sustainability concerns, increased regulatory scrutiny, and potential disruptions from climate change impacts on mining regions. Any of these factors could materially impact our ability to source goods at competitive prices and execute our business strategy effectively.

The storage and transportation of our physical gold and diamond holdings present significant security and insurance challenges.

As of the date of this prospectus, we maintain a total of 1,700 kilogram of physical gold holdings valued at approximately $142.96 million, as well as a diamond inventory that supports our diamond trading operations. These valuable physical assets require sophisticated security measures and comprehensive insurance coverage. Despite our security protocols, our gold and diamond holdings could be vulnerable to theft, fraud, or other loss events that could result in significant financial losses. The transportation of gold and diamonds between locations presents additional security risks, as these high-value items must be moved between suppliers, storage facilities, buyers, and in the case of diamonds, cutting and polishing facilities. Any security breach during transportation could result in substantial losses that may not be fully covered by insurance. Additionally, insurance for high-value gold and diamond holdings can be costly, and policy limits, exclusions, or deductibles may leave us with significant uninsured exposure. Our insurance premiums may increase significantly following any security incident or loss claim, or as the value and volume of our holdings increase. In some cases, full insurance coverage for certain risks may become unavailable or economically impractical. If we experience significant losses related to theft, damage, or disappearance of our gold or diamond inventory, our financial condition and results of operations would be materially adversely affected.

The market for high value commodities is inherently unpredictable.

Gold and other high value commodities are purchased and sold based on prevailing market prices. Therefore, our inventories are subject to market-value changes driven by the commodities markets. We may periodically enter into futures contracts to hedge our exposure against market-price changes. Factors that may impact commodities prices include the policies of the U.S. Federal Reserve, inflation rates, global economic uncertainty and governmental and supplies. If there are significant shifts in the commodity markets that we are not properly hedged against, our business could suffer adverse consequences. Substantial changes in prices could affect our ability to continue purchasing sufficient volumes of inventory to support our business, which could negatively affect our profitability.

Liquidity constraints in the gold and diamond markets could impair our trading operations.

While gold is generally considered a highly liquid asset, certain market conditions can significantly reduce liquidity, potentially impacting our ability to execute trades at desired prices or in necessary volumes. Diamond markets typically have even lower liquidity than gold markets, with longer transaction cycles and more challenging price discovery mechanisms, which could further impair our ability to quickly adjust positions in response to market changes.

During periods of market stress or volatility, bid-ask spreads may widen considerably in both markets, execution times may increase, and counterparties may become unwilling to transact in size. These liquidity constraints could force us to execute trades at unfavorable prices or prevent us from exiting positions when desired.

Our trading operations in specialized markets like the Shenzhen Shuibei gold and jewelry market may face additional liquidity challenges due to local market dynamics, regulatory changes, or economic conditions affecting China specifically.

Furthermore, our planned development of AI-enabled trading platforms and blockchain-based gold tokenization projects introduces additional complexities related to liquidity management across traditional and emerging trading venues. If liquidity constraints prevent us from effectively managing our trading positions or force us to hold positions longer than anticipated, our financial results could be materially adversely affected.

Risks Relating to Our Corporate Structure

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and its implementation rules that are yet to be issued. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. On June 8, 2023, Blue Hat terminated its contractual arrangements with its VIEs, therefore, the Company currently does not have VIE structures. However, if we later determine to establish any such structure, there can be no assurance that such contractual arrangements will not be deemed as foreign investment in the future.

On September 6, 2024, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2024 Edition) (the “2024 Negative List”), effective November 1, 2024. Industries listed in the 2024 Negative List are subject to special management measures. For example, establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the 2024 Negative List. Also, foreign investors are not allowed to invest in industries that are expressly prohibited in the 2024 Negative List. As a company operating its business in in gold and diamond trading business, which are not included in the 2024 Negative List, the Company believes its business is not subject to any ownership restrictions. However, since the Negative List has been adjusted and updated almost on an annual basis in the recent years, we cannot assure you that the aforementioned business segments will continuously be beyond the “prohibited” category, which would likely result in a material change in our operations or in the value of our securities, if that happens, it could cause the value of our securities to significantly decline or become worthless.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or legal system or social conditions or government policies could have a material adverse effect on our business and operations.

Our business operations conducted through our PRC operating entities may be adversely affected by the current and future political environment in the PRC. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors. Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Accordingly, given the PRC government’s significant oversight and discretion over the conduct of our operating subsidiaries’ business, it may intervene or influence the operations of our PRC subsidiaries at any time and to exert forces over an offering of securities conducted overseas and/or foreign investment in China-based issuers, which may cause us to make material changes to the operations of our PRC subsidiaries and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The economy of China had experienced unprecedented growth. This growth has slowed in the recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected.

The rapid growth of the Chinese economy had historically resulted in widespread growth opportunities for industries across China. However, the growth has been uneven, both geographically and among various sectors of the economy, and growth has slowed in the recent years. As a result of the global financial crisis and the inability of enterprises to gain comparable access to the same amounts of capital available in past years, there may be an adverse effect on the business climate and growth of private enterprises in China. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. An economic slowdown could have an adverse effect on our sales and may increase our costs. Further, if economic growth continues to slow, and if, in conjunction, inflation continues unchecked, our costs would be likely to increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

In addition, a tightened labor markets in our geographic region may result in fewer qualified applicants for job openings in our facilities. Further, higher wages, related labor costs and other increasing cost trends may negatively impact our results.

Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

We may become subject to evolving PRC laws regarding privacy, data security, cybersecurity, and data protection. The scope, interpretation, and enforcement of these laws are often uncertain and may vary across jurisdictions.

We collect and maintain information about our operations, customers, and employees. Protecting this data is critical to our business and required by law. As regulatory focus on data protection intensifies globally, our compliance costs may increase. Any failure to manage these risks or comply with applicable regulations could result in penalties, business disruption, license revocation, and reputational damage that materially impacts our operations and financial results.

Recently, regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress (or the “SCNPC”), the MIIT, the Cyberspace Administration of China (or the “CAC”), the Ministry of Public Security (or the “MPS”) and the State Administration for Market Regulation (or the “SAMR”), have enforced data privacy and protections laws and regulations with varying standards and applications. The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities introduces a “data classification and hierarchical protection system” based on the importance of data, and imposes export restrictions on certain data and information.

On August 20, 2021, the Standing Committee of the National People’s Congress of China issued the PRC Personal Information Protection Law, which took effective in November 2021 and integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, and promoting the reasonable use of personal information.

On December 28, 2021, the CAC and several other administrations jointly promulgated the Review Measures, which became effective on February 15, 2022. According to the Review Measures, an issuer who is a network platform operator holding personal information of more than one million shall file for a cybersecurity review with respect to its proposed listing on a foreign stock exchange, and the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s data processing activities affect or may affect national security. However, the Review Measures provides no further explanation on the determination of “affects or may affect national security.” As of the date of this prospectus, we have not been involved in any cybersecurity-related investigation or received any cybersecurity-related warning from the PRC government authorities.

It remains uncertain as to how the existing regulatory measures will be interpreted or implemented in the future, and whether the PRC authorities may adopt new laws or regulations which may impose additional restrictions on companies like us. If the PRC government authorities stipulate new rules which mandate China-based companies listed on a U.S. stock exchange, such as us, to conduct cybersecurity review or obtain additional approvals, we face uncertainties as to whether such clearance or approvals can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements, we may be subject to government enforcement actions, fines, penalties, or suspension of operations, which could materially and adversely affect our business and results of operations.

On February 22, 2023, CAC issued the Measures for the Standard Contract for Cross-Border Transfer of Personal Information. If our PRC operating entities fail to comply with such measures, they may face legal liability under the PRC Personal Information Protection Law, including fines of up to RMB50 million or 5% of annual revenues and may be ordered to suspend related activities or have business licenses revoked.

On March 22, 2024, CAC issued the Provisions on Regulating and Promoting Cross-Border Data Flows with immediate effect. Failure to comply with the relevant laws and regulations in relation to cross-border transfer of personal information may subject us and our PRC operating entities to legal liabilities and may materially and adversely affect our business, financial condition and results of operations.

Many data privacy laws in China are relatively new with evolving interpretations. The Cybersecurity Review Measures and Draft Regulations on Network Data Security create uncertainty for U.S.-listed companies like us. If these regulations require additional cybersecurity reviews or specific compliance actions, we may face challenges completing these procedures in a timely manner, potentially subjecting us to enforcement actions, penalties, operational disruptions, or app removal. Compliance with existing and future PRC cybersecurity regulations may increase our expenses and damage our reputation if not managed properly. Given the evolving regulatory landscape, we cannot guarantee full compliance at all times or that our current protection systems will be deemed sufficient. Non-compliance could result in warnings, fines, investigations, license revocations, website closures, app removals, securities price drops, or even criminal liability.

To the knowledge of the management, as of the date of this prospectus, (i) the Company is not a critical information infrastructure operator that procure internet products and services or a network platform operator engaging in data processing activities; and (ii) the Company’s business does not subject to the industry that affect or may affect national security which is required to receive the cybersecurity review under the regulation. Therefore, the Company believes it is not required to pass cybersecurity review of CAC; on the basis that the Administration Provisions and Measures have not yet come into effect, we and our PRC subsidiaries (1) are not required to obtain permissions or approvals from the PRC authorities to issue our Ordinary Shares to foreign investors, (2) are not subject to permission requirements of the CSRC, the CAC or other PRC authorities that are required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions or approvals by the PRC authorities. However, the revised draft of the Measures for Cybersecurity Review is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this report, we have not received any notice from any authorities requiring our PRC subsidiaries, to go through cybersecurity review or network data security review by the CAC. When the Cybersecurity Review Measures become effective, and if the Security Administration Draft is enacted as proposed, we believe that the operations of our PRC subsidiaries and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that our PRC subsidiaries possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this prospectus and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in mainland China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. Unlike the legal system in the United States the PRC legal system is based on statutes, therefore, prior court decisions may be cited for reference but have limited precedential value.

The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in China, or causing the suspension or termination of our business operations in China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient, or liability-free manner or at all.

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies (“Provisional Measures”), effective March 31, 2023. These Provisional Measures require domestic companies seeking to offer or list securities overseas, both directly and indirectly, to fulfill filing procedures with the CSRC. Indirect offering or listing refers to offerings made under the name of an overseas entity by a Chinese entity which has its main business activities in China. Under these Provisional Measures, Chinese entities must comply with state security regulations and not divulge state secrets. The relevant Chinese entity of an overseas listing PRC Company shall file with CSRC within three business days of completing any issuance of new securities overseas. Additionally, issuers must report to the CSRC within three business days after certain events, including change of control, investigation by overseas regulators, change of listing status, delisting, or material business changes.

On February 17, 2023, the CSRC also issued a Notice and held a press conference clarifying that companies in mainland China listed overseas before March 31, 2023 are not required to file immediately, but should complete filing for future capital raising activities. As an issuer listed before the effective date, we are not required to complete filing for prior offshore offerings. As of this prospectus, we and our PRC operating entities have not been required to obtain permission from or complete filing with CSRC prior to the offering. However, this offering is expected to be subject to the filing requirement after its closing.

Failure to complete filing procedures as required under the Provisional Measures would subject us to sanctions by the CSRC or other PRC regulatory authorities, including fines and penalties on our PRC operating entities’ operations, which could materially affect our business, financial condition and results of operations. If a Chinese entity violates these measures, it and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may face administrative penalties such as warnings and fines up to RMB10 million, with directly responsible persons facing fines between RMB500,000 and RMB5 million. If the controlling shareholder or actual controller organizes the breach, they will be fined between RMB1 million and RMB10 million.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this prospectus based on foreign laws.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior employees reside within China for a significant portion of time and most are PRC residents. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. All or a substantial portion of the assets are also located in mainland China. As a result, it may be difficult to effect service of process within the United States upon these persons. There is uncertainty as to whether the courts of the Cayman Islands, and mainland China would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or mainland China against us or such persons predicated upon the securities laws of the United States or any of our state. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, pre-existing VIEs and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiaries as FIEs are also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange, including our ability to offer or continue to offer its securities to investors and cause the value of the securities being registered hereby to significantly decline or become worthless.

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer its securities to investors, and could cause the value of such securities to significantly decline or become worthless.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Provisions”), which took effect from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas securities offering and listing activities of domestic companies, domestic companies and securities companies and securities service institutions that provide relevant securities business shall, by strictly abiding by the relevant laws and regulations of the PRC and this Confidentiality and Archives Provisions, institute a sound confidentiality and archives administration systems, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not divulge any national secrets, work secrets of governmental agencies and harm national and public interests. Confidentiality and Archives Provisions provides that it is applicable to initial public offerings as well as other types of securities listing of PRC domestic enterprises, and any future issuance of securities and listing activities after the initial listing. Working papers generated in the PRC by securities companies and securities service providers that provide relevant securities services for overseas issuance and listing of securities by domestic companies shall be kept in the PRC. Confidentiality and Archives Provisions provide no explicit definition of working papers. In practice, the securities companies’ working papers usually refer to various important information and work records related to the securities business obtained and prepared by the securities companies and securities service providers and their representatives in the whole process of the securities businesses, such as due diligence work. Without the approval of relevant competent authorities, such as CSRC, MOF PRC National Administration of State Secrets Protection, and National Archives Administration of China, depending on the nature and transmission method of secrets, it shall not be transferred overseas. Where documents or materials need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The relevant competent authorities, such as, CSRC, MOF, PRC National Administration of State Secrets Protection, and National Archives Administration of China will regulate, supervise and inspect pursuant to their respective statutory mandates over matters of Confidentiality and Archives Administration concerning overseas offering and listing by domestic companies. As Confidentiality and Archives Administration is newly promulgated, there is substantial uncertainty regarding their specific requirements. We believe our operations and future offerings will not involve in national secrets, work secrets of governmental agencies and undermine national and public interests, but there is no assurance that we will be able to meet all applicable regulatory requirements and guidelines. If we fail to comply with related laws and regulation, we may be subject to fine, confiscation, blocking transmission or criminal offense, which may in turn negatively affect our business operations, hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless.

Restrictions contained in Chinese law on the ability of overseas securities regulators to collect information in China may deny investors in our Company the benefits of U.S. securities regulation.

China has often restricted U.S. regulators’ access to information and limited regulators’ ability to investigate or pursue remedies with respect to China-based issuers, generally citing to state secrecy and national security laws, blocking statutes, or other laws or regulations. In addition, according to Article 177 of the PRC Securities Law (“Article 177”), which became effective in March 2020, no overseas securities regulator can directly conduct investigations or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators without Chinese government approval. The SEC, U.S. Department of Justice, and other U.S. authorities face substantial challenges in bringing and enforcing actions against China-based issuers and their officers and directors. As a result, investors in our Company may not benefit from a regulatory environment that fosters effective enforcement of U.S. federal securities laws.

As Article 177 and the PRC Securities Law are newly promulgated, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from Nasdaq Capital Market or other applicable trading market within the US.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle”, or SPV. The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs by such means as acquisition, trust, proxy, voting rights, repurchase, convertible notes or other arrangements. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiaries of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiaries of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

In practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. We cannot assure you that all of our shareholders that may be subject to SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37, and we cannot assure you that these individuals may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, which were superseded by Notice from SAFE regarding Issues related to Domestic Individual Participating Offshore Public Company Equity Incentive Plan promulgated on February 15, 2012 (“SAFE #7”), or the Share Option Rule. Under the Share Option Rule, PRC citizens who are granted stock options or other employee equity incentive awards by an overseas publicly-listed company are required, through a PRC agent who may be a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We and our PRC citizen employees who are granted share options or other equity incentive awards under our 2010 Long-Term Incentive Plan, or PRC optionees, are subject to the Share Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of offerings in the U.S. to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds the Company transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC subsidiaries is required to be applied to the NDRC in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided by us to our PRC operating subsidiaries, must be registered with the NDRC and the SAFE or its local branches. The Company may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiaries. If the Company fail to complete such registrations, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund our PRC operating subsidiaries, to invest in or acquire any other PRC companies through our PRC Subsidiaries, which may adversely affect our business, financial condition and results of operations.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which was partially revised. SAT Bulletin 37 came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

One or a few customers have in the past, and may in the future, represent a substantial portion of our total revenues in any one year or over a period of several years. For example, for the year ended December 31, 2024, four customers accounted for 29.7%, 26.0%, 23.6% and 20.8% of the Company’s total revenues. Therefore, the loss of business from any one of such customers could have a material adverse effect on our business or results of operations. In addition, a default or delay in payment on a significant scale by a customer could materially adversely affect our business, results of operations, cash flows and financial condition.

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

On April 21, 2020, SEC released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets. On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the Company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the Company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 18, 2020, the HFCAA was signed into law. The HFCAA has since then been subject to amendments by the U.S. Congress and interpretations and rulemaking by the SEC.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, under this proposal, if the auditor is not subject to PCAOB inspections for two consecutive years, it will trigger the prohibition on trading, thus posing more risks on potential delisting as well as the price of Company’s ordinary shares especially on foreign companies. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, as part of the Consolidated Appropriations Act 2023, was signed into law, which officially reduce the number of years that the auditor is not subject to inspection to two consecutive years.

On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in issuers operating in China to lose confidence in such issuers’ procedures and reported financial information and the quality of financial statements.

Our previous auditor, Audit Alliance LLP, and our current auditor, Onestop Assurance PAC, the independent registered public accounting firms that issue the audit reports included elsewhere in this prospectus, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are both subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Both our previous and current auditor are headquartered in Singapore, and are subject to inspection by the PCAOB on a regular basis.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China (together, the “PRC Authorities”). The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB announced in its 2022 HFCAA Determination Report (the “2022 Report”) its determination that the PCAOB was able to secure complete access to inspect and investigate audit firms in the People’s Republic of China (PRC), and the PCAOB Board voted to vacate previous determinations to the contrary. According to the 2022 Report, this determination was reached after the PCAOB had thoroughly tested compliance with every aspect of the Protocol necessary to determine complete access, including on-site inspections and investigations in a manner fully consistent with the PCAOB’s methodology and approach in the U.S. and globally. According to the 2022 Report, the PRC Authorities had fully assisted and cooperated with the PCAOB in carrying out the inspections and investigations according to the Protocol, and have agreed to continue to assist the PCAOB’s investigations and inspections in the future. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by any foreign authority, including but is not limited to mainland China relevant authority, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Further developments related to the HFCAA could add uncertainties to our offerings. We cannot assure you what further actions the SEC, the PCAOB or the stock exchanges will take to address these issues and what impact such actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement. Such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and would have a negative impact on the price of our ordinary shares.

Additional factors outside of our control related to doing business in China could negatively affect our business.

Additional factors that could negatively affect our business include a potential significant revaluation of the Renminbi, which may result in an increase in the cost of producing products in China, labor shortages and increases in labor costs in China as well as difficulties in moving products manufactured in China out of the country, whether due to port congestion, labor disputes, slowdowns, product regulations and/or inspections or other factors. Prolonged disputes or slowdowns can negatively impact both the time and cost of transporting goods. Natural disasters or health pandemics impacting China can also have a significant negative impact on our business. Further, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of “normal trade relations” status with, China, could significantly increase our cost of products exported outside of China and harm our business.

Risks Related to our Ordinary Shares

An active trading market for our ordinary shares may not be sustained.

Our ordinary shares have been listed on Nasdaq only since July 26, 2019, and we cannot assure you that an active trading market for our ordinary shares will be sustained or maintained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling shares of our ordinary shares and enter into strategic partnerships or acquire other complementary products, technologies or businesses by using shares of our ordinary shares as consideration. In addition, if we fail to satisfy exchange continued listing standards, we could be de-listed, which would have a negative effect on the price of our ordinary shares.

We expect that the price of our ordinary shares will fluctuate substantially and you may not be able to sell your shares at or above the price you purchased the shares at.

The market price of our ordinary shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

●	the volume and timing of sales of our products;

●	the introduction of new products or product enhancements by us or others in our industry;

●	disputes or other developments with respect to our or others’ intellectual property rights;

●	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

●	product liability claims or other litigation;

●	quarterly variations in our results of operations or those of others in our industry;

●	media exposure of our products or of those of others in our industry;

●	changes in governmental regulations or in reimbursement;

●	changes in earnings estimates or recommendations by securities analysts; and

●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our ordinary shares, regardless of our actual operating performance.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our ordinary shares are considered to be penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

Our ordinary shares trade below $5.00 per share. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. As a result, our ordinary shares may be considered “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our ordinary shares, and may negatively affect the ability of holders of shares of our ordinary shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In preparing our consolidated financial statements for the years ended December 31, 2023 and December 31, 2022, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2024. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. As we ceased to be an “emerging growth company” as such term is defined under the Jumpstart Our Business Startups Act, or JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements, errors or omissions in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limits our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our ordinary shares is influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us provides inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018, or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, we are not required to satisfy the economic substance test. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common laws of the Cayman Islands are derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Under our third amended and restated memorandum and articles of association, our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, where the Company is registered, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our market capitalization), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation- Passive Foreign Investment Company Consequences.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Risks Related to this Offering

We have in the past and may in the future rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances could dilute your ownership interests and may depress the market price of our Ordinary Shares.

We may issue additional Ordinary Shares or other equity securities of equal or senior rank in the future in connection with, among other things, future gold purchase or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

As part of our business strategy, we have in the past and may in the future rely in part on issuances of equity, and warrants, which may carry voting rights and may be convertible or exercisable into Ordinary Shares, to fund the growth of our business. We may issue such securities in private placements, including to related parties, or in registered offerings.

Our issuance of additional Ordinary Shares, including pursuant to the conversion of convertible securities or exercise of warrants, or other equity securities of equal or senior rank, or with voting rights, may have the following effects:

●	Our existing shareholders’ proportionate ownership interest in us will decrease;

●	the amount of cash available for dividends payable per Ordinary Share may decrease;

●	the relative voting strength of each previously outstanding Ordinary Share may be diminished; and

●	the market price of our Ordinary Shares may decline.

The market price of our Ordinary Shares has been and may in the future be subject to significant fluctuations.

The market price of our Ordinary Shares has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could in the future affect our share price are:

●	variations in our results of operations;

●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

●	changes in earnings estimates or the publication of research reports by analysts;

●	speculation in the press or investment community about our business or the shipping industry generally;

●	strategic actions by us or our competitors such as acquisitions or restructurings;

●	the thin trading market for our Ordinary Shares, which makes it somewhat illiquid;

●	regulatory developments;

●	additions or departures of key personnel;

●	general market conditions; and

●	domestic and international economic, market and currency factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares.

We may experience rapid and substantial share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups or rapid price declines, larger spreads in bid and ask prices, lower trading volume and less liquidity than large-capitalization companies. Such volatility, including any share price run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. In addition, holders of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines after this offering or if such investors purchase our Ordinary Shares prior to any price decline.

Furthermore, if the trading volumes of our Ordinary Shares are low, investors buying or selling in relatively small quantities may be able to easily influence the price of our Ordinary Shares. Such low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in share price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. Also see “—The market price of our Ordinary Shares has been and may in the future be subject to significant fluctuations” above.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

We, our directors and executive officers have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares for a period ending six (6) months from the closing of this offering. See “Underwriting”. Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act. If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their Ordinary Shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

In addition, sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements, if any. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Underwriting” for a more detailed description of the restrictions on selling our securities after this offering.

As a result of the price resets and subsequent share adjustments in the Warrants and/or if the Warrants are exercised by way of a zero cash exercise, shareholders are likely to suffer substantial dilution and see a significant decrease in the value of their Ordinary Shares.

The Warrants include exercise price reset provisions and a zero cash exercise option, both of which will result in the issuance of a significantly higher number of shares upon exercise. Specifically, the Warrants will be immediately exercisable and may be exercisable until the [ ] year anniversary of the date of issuance at an exercise price equal to $[ ]. In addition, subject to certain conditions, the exercise price for the Warrants will be adjusted downward on each of the [ ] and [ ] trading day following the closing of this offering to the price that is equal to [ ]%, and [ ]%, respectively, of the initial exercise price, and the number of Ordinary Shares underlying the Warrants will be proportionally increased, so that the applicable Reset Price multiplied by the increased number of Ordinary Shares equal the aggregate proceeds that would have resulted from the full exercise of the Warrants immediately prior to the applicable Reset Date. The Warrants also contain certain mechanisms for cashless exercise, including a zero cash exercise option pursuant to which holders of the Warrants have the option, upon exercise and for no additional cash consideration, to receive an aggregate number of Ordinary Shares equal to the product of (x) the aggregate number of Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) [ ].

As an example, for each Unit that an investor purchases in this offering at the offering price of $[ ] per Unit, the investor will receive one Ordinary Share and one Warrant each to purchase one Ordinary Share at an exercise price of $[ ] per Ordinary Share. Giving effect solely to the adjustment on the first Reset Date and not giving effect to the zero cash exercise option, on the first Reset Date, each Warrant will become exercisable for a maximum of [ ] Ordinary Shares at an exercise price of $[ ] per Ordinary Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into [ ] Ordinary Shares. If the Warrant remains outstanding as of the second Reset Date, giving effect solely to the potential adjustment on the second Reset Date and not giving effect to the zero cash exercise option, on the second Reset Date, each Warrant will become exercisable for a maximum of [ ] Ordinary Shares at an exercise price of $[ ] per Ordinary Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into [ ] Ordinary Shares. Accordingly, if all of the Warrants offered to investors in this offering are exercised on a zero cash basis, a maximum of [ ] Ordinary Shares could be issued upon such zero cash exercise, without payment to the Company of any additional cash. In addition, we have granted the Underwriter an option exercisable within 15 days of the closing of this offering to purchase from us up to [ ] additional Ordinary Shares and/or up to [ ] Warrants, or any combination thereof, to cover over-allotments, if any. If the Underwriter’s over-allotment option for Warrants is exercised in full to purchase [ ] Warrants and all such Warrants are exercised on a zero cash basis, a maximum of [ ] Ordinary Shares could be issued upon such zero cash exercise without payment to the Company of any additional cash. If all of the Warrants offered to investors in this offering, including those subject to the Underwriter’s over-allotment option for Warrants, are exercised on a zero cash basis, a maximum of [ ] Ordinary Shares could be issued upon such zero cash exercise without payment to the Company of any additional cash.

As a result of the terms of the Warrant, it is likely that our stock price will be reduced considerably because of each of the resets. Accordingly, shareholders are likely to suffer substantial dilution and see a significant decrease in the value of their Ordinary Shares as a result of this transaction.

Nasdaq may halt trading in our Ordinary Shares on Nasdaq or delist our Ordinary Shares for public interest concerns as a result of this offering.

Because of the highly dilutive nature of this offering, Nasdaq may halt trading in our Ordinary Shares on Nasdaq or delist our Ordinary Shares for public interest concerns or because our Ordinary Shares continue to trade below Nasdaq’s minimum bid price as a result of this offering, even if we are otherwise able to regain compliance for continued listing on Nasdaq. A number of Nasdaq-listed companies have filed public disclosures regarding the receipt of notification letters indicating that Nasdaq made the determination to halt and/or delist such companies as a result of public interest concerns arising from the issuance of warrants with similar terms to, and similar potential dilutive impact as, the Warrants in this offering. Additionally, warrants with similar terms issued by other Nasdaq-listed companies have caused such Nasdaq-listed companies’ stock prices to drop below Nasdaq’s minimum bid price or made it more difficult for these companies to cause their stock prices to regain compliance with Nasdaq’s minimum bid price. Therefore, even if we consummate this offering at a price above Nasdaq’s minimum bid price, there can be no assurance that our Ordinary Shares will not again drop below such price, which may cause Nasdaq to delist our Ordinary Shares.

If Nasdaq delists our securities from trading on its exchange for failure to meet its listing standards, and we are not able to list such securities on another national securities exchange, then our Ordinary Shares could be quoted on an over-the-counter market. If this were to occur, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that the Ordinary Shares are a “penny stock,” which will require brokers trading the Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability for us to issue additional securities or obtain additional financing in the future.

We will likely not receive any additional funds upon the exercise of the Warrants.

The Warrants may be exercised by way of a zero cash exercise, in which case the holder would not pay a cash purchase price upon exercise, but instead would receive upon such exercise the number of Ordinary Shares equal to the product of (x) the aggregate number of Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) [ ]. Accordingly, it is highly unlikely that a holder of the Warrants would wish to pay an exercise price in cash to receive additional Ordinary Share underlying the Warrants when they could instead choose the zero cash exercise option and pay no cash to receive up to [ ] Ordinary Shares following the second Reset Date. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Warrants.

Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.

Our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, prospects, financial condition, operating results and cash flow.

 The public offering price in this offering will be set by our Board and does not necessarily indicate the actual or market value of our Ordinary Shares.

Our Board, or a committee designated by the Board, will approve the public offering price and other terms of this offering after considering, among other things: the current market price of our Ordinary Shares; trading prices of our Ordinary Shares over time; the volatility of our Ordinary Shares; our current financial condition and the prospects for our future cash flows; the availability of and likely cost of capital of other potential sources of capital; the characteristics of interested investors and market and economic conditions at the time of the offering. The public offering price is not intended to bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. The public offering price may not be indicative of the fair value of our Ordinary Shares.

There is no public market for the Warrants or Pre-funded Warrants in this offering.

There is no established public trading market for the Warrants and Pre-funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Warrants and Pre-funded Warrants on any securities exchange or recognized trading system. Without an active market, the liquidity of the Warrants and Pre-funded Warrants will be limited.

The amendment to the Nasdaq’s continued listing requirements could result in our securities not being approved for listing on Nasdaq or our inability to maintain our listing.

On September 3, 2025, Nasdaq proposed to introduce an accelerated process for suspending and delisting companies with a listings deficiency that also have a market value listed securities below $5.0 million. Nasdaq proposes further enhancing investor protections by providing for suspension from Nasdaq trading and immediate delisting (rather than providing a compliance period) of any company that becomes non-compliant with a numeric listing requirement, including the bid price, market value of public float, equity, income and total assets/revenue requirements, and that has a market value of listed securities of less than $5 million. To effect this change, Nasdaq proposes to modify Listing Rule 5810(c)(1) to add an additional type of a deficiency that results in immediate delisting and suspension from trading of the company’s securities. Specifically, Listing Rule 5810(c)(1) will provide that staff’s delisting notice will inform the company that its securities are immediately subject to suspension and delisting when a company is non-compliant with one or more of the listing requirements contained in Rule 5450 or Rule 5550 and the company’s Market Value of Listed Securities has failed to maintain a value of at least $5 million for a period of 10 consecutive business days. Listing Rule 5810(c)(2)(A)(i) currently identifies all quantitative deficiencies from standards that do not provide a compliance period as deficiencies for which a company may submit a plan of compliance for staff review. Nasdaq proposes to modify Listing Rule 5810(c)(2)(A)(i) to provide that the company may not submit such a plan when the company’s Market Value of Listed Securities had been less than $5 million for a period of 10 consecutive business days. Further, Listing Rule 5810(c)(3) currently identifies deficiencies for which the rules provide a specified cure or compliance period. Nasdaq proposes to modify Listing Rule 5810(c)(3) to provide that a company will not be entitled to such cure or compliance period if the company’s Market Value of Listed Securities has failed to maintain a value of at least $5 million for a period of 10 consecutive business days. Finally, Nasdaq proposes to modify Listing Rule 5810(c)(1) to provide that staff’s delisting notice in these circumstances will inform the company that its securities are immediately subject to suspension from trading on Nasdaq. Nasdaq believes that it is not appropriate for such a company to continue trading on Nasdaq during the pendency of the Hearings Panel review process. Instead, Nasdaq proposes to amend Rule 5815 to remove the stay provision in these situations so that the company’s securities will be suspended from trading on Nasdaq during the pendency of the Hearings Panel’s review. In addition, Nasdaq also proposed to adopt additional initial listing criteria for companies primarily operating in China, including a minimum $25 million IPO proceeds requirement (“Strengthened PRC Listing Threshold”).

The proposed accelerated process for suspending and delisting companies with a listings deficiency that also have a market value listed securities below $5.0 million, if implemented, may put immense pressure on our Company We may have to monitor the market value of our listed securities closely and take actions timely, such as issuing additional securities and raising additional capital to regain and/or maintain compliance. Any such risk of losing our listing status quickly may harm investors’ confidence, our liquidity and limit our access to additional funding.

Even if we currently meet the revised listing requirements, we may be unable to continue to satisfy the newly revised listing requirements and applicable rules on the Nasdaq Capital Market, which could materially and adversely affect the liquidity, visibility, and overall marketability of our Ordinary Shares. In addition, the Strengthened PRC Listing Threshold may be part of a broader trend of heightened regulatory scrutiny and stricter supervisions for companies with principal operations in China, Hong Kong, and Macau. Currently, it is not clear whether Nasdaq will propose any continue listing rules specifically applicable to companies with principal operations in China, Hong Kong, and Macau, but if that occurs, our ability to conduct future offerings or maintain our listing could be adversely affected if Nasdaq or the SEC implements additional stringent criteria. We may be required to expend significant resources to address any future regulatory changes or concerns, which could divert our management’s attention and resources from our business operations. Any such events could have a material adverse effect on our business, financial condition, and results of operations, and could cause a significant decline in the value of our securities, or our securities could be subject to delisting.

USE OF PROCEEDS

Based upon an assumed offering price of US$[ ] per Unit (the last reported sale price of our Ordinary Shares, as reported on the Nasdaq Capital Market on [ ], 2026), we estimate that we will receive net proceeds from this offering of approximately US$[ ] million, assuming the sales of all of the securities we are offering, full exercise of the Pre-Funded Warrants, no exercise of the Warrants and no exercise of any portion of the Over-Allotment Option, after deducting the Underwriter’s fees, reimbursement of the Underwriter’s expenses, and the estimated offering expenses payable by us. We plan to use the net proceeds from this offering for the working capital and other general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

BUSINESS

Corporate Structure and History

Blue Hat is a holding company incorporated in the Cayman Islands and are not a Chinese operating company. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries in the PRC and Hong Kong. We used to have variable interest entities (“VIEs”) through a “VIE structure,” to replicate foreign investment in China-based companies where Chinese law prohibits direct foreign investment. On June 8, 2023, contractual agreements by and among Blue Hat WOFE, Blue Hat Fujian and certain individuals were terminated and therefore Blue Hat Fujian was deconsolidated from the Company. The Company also has deconsolidated Fresh Joy through this termination. As of the date of this prospectus, the Company has no VIEs, and the Company, as a holding company without operations, is conducting business through its wholly owned operating subsidiaries including 1) Blue Hat Fujian; 2) Xiamen Shengruihao Technology Co., Ltd. (“Shengruihao”); 3) Blue Hat WOFE; 4) Xiamen Bluehat Research Institution of Education Co., Ltd. (“Bluehat Research”); 5) Hunan Engaomei Anination Culture Development Co., Ltd. (“Engaomei”); 6) Fujian Youth Hand in Hand Educational Technology Co., Ltd. (“Fujian Youth”); 7) Fuzhou Qiande Educational Technology Co., Ltd. (“Qiande”); 8) Chongqing Duwei Chuanghua Electronic Technology Co., Ltd. (“Duwei Chuanghua”); 9) Golden Alpha Strategy Ltd. (“Golden Alpha”); 10) Guangzhou Huangxin Enterprise Management Co., Ltd. (“Huangxin”); and 11) Blue Hat Technology Ltd. (“BH Technology”). As an investor to us, you will only hold equity interest of us and will never directly hold equity interests in our operating entities, either in PRC or in Hong Kong.

Blue Hat was incorporated on June 13, 2018 under the laws of the Cayman Islands, solely for the purpose of holding all of the issued and outstanding shares of Blue Hat BVI, established under the laws of the British Virgin Islands on June 26, 2018, which was incorporated solely for the purpose of holding all of the outstanding equity of Blue Hat HK, which was established in Hong Kong on June 26, 2018, which holds all of the outstanding equity of Blue Hat WFOE, which was established on July 26, 2018 under the laws of the PRC.

Blue Hat WFOE, through our pre-existed variable interest entity, or VIE, Blue Hat Fujian, a PRC company (prior to June 8, 2023), and through its wholly owned subsidiaries, Blue Hat Hunan, a PRC company, engaged in designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features worldwide. Such contractual arrangements were terminated on June 8, 2023 (the “VIE Termination”).

On September 18, 2017, Blue Hat Fujian formed a joint venture with Xiamen Youth Education Development Co., Ltd. and Youying Wang, contributing a 48.5% equity interest in Fujian Youth, a PRC company. On January 22, 2021, Xiamen Youth Education Development Co., Ltd and Youying Wang transferred all their equity interests to Blue Hat WOFE. Therefore, combining Blue Hat Fujian, and Blue Hat WOFE, right now they own all the equity interests of Fujian Youth.

On September 10, 2018, Blue Hat Fujian established its wholly owned subsidiary, Blue Hat Pingxiang, a PRC company. Blue Hat Pingxiang also engaged in designing, producing, promoting and selling interactive toys with mobile games features, original intellectual property and peripheral derivatives features worldwide. As Blue Hat Pingxiang is a wholly owned subsidiary of Blue Hat Fujian, it is no longer a consolidated entity after the VIE Termination.

On November 13, 2018, Blue Hat completed a reorganization of entities under common control of its then existing shareholders, who collectively owned a majority of the equity interests of Blue Hat prior to the reorganization. Blue Hat, Blue Hat BVI, and Blue Hat HK were established as the holding companies of Blue Hat WFOE.

On February 20, 2021, the Company established a wholly owned subsidiary, Bluehat Research. On March, 24, 2021, Qiande was incorporated and was 100% owned by Fujian Youth. On August 23, 2021, Fujian Blue Hat was incorporated and was owned by Blue Hat HK. On September 30, 2022, Fujian Blue Hat acquired 100% of Shengruihao, a PRC company established on June 30, 2021.

On April 3, 2023, Golden Strategy, a BVI company, was incorporated and is wholly owned by the Company. On April 18, 2023, Golden Alpha, a Hong Kong company, was incorporated and is wholly owned by Golden Strategy. Golden Alpha’s main business operation is the international jewelry trading business. On June 13, 2023, Duwei Chuangda was established in Chongqing, China, and is wholly owned by Blue Hat WOFE. On July 5, 2023, Guangzhou Huangxin was established in Guangzhou, China, and is wholly owned by Golden Alpha. Guangzhou Huangxin’s main business operation is the jewelry trading business in mainland China. On July 21, 2023, BH Technology, a wholly owned subsidiary of Golden Strategy, was incorporated in New Hampshire, USA. BH Technology will handle the business operations in the United States in future. On May 2024, Fuzhou Blue Financial Investment Co., Ltd, a subsidiary of Blue Hat Cayman, was established under the laws of PRC, and on June 2024, it established a wholly owned subsidiary Fuzhou Po Teishin Supply Chain Co., Ltd under the laws of PRC.

On April 17, 2025, Golden Alpha Strategy Sdn. Bhd (“Golden Alpha Malaysia”), a wholly owned subsidiary of the Company, is incorporated in Malaysia, currently Golden Alpha Malaysia does not have any operations as of the date of this prospectus.

The chart below summarize our corporate legal structure and identify our subsidiaries:

Name	Background	Ownership

Brilliant Hat Limited	● A British Virgin Islands company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology
Blue Hat Interactive Entertainment Technology Limited	● A Hong Kong company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Brilliant Hat Limited
Xiamen Duwei Consulting Management Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise, or WFOE ● Incorporated on July 26, 2018 ● Registered capital of $20,000,000 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited
Hunan Engaomei Animation Culture Development Co., Ltd.

● A PRC limited liability company
● Incorporated on October 19, 2017
● Registered capital of $302,540 (RMB 2,000,000)
● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.

100% owned by Xiamen Duwei Consulting Management Co., Ltd.
Fujian Youth Hand in Hand Educational Technology Co., Ltd	● A PRC limited liability company ● Incorporated on September 18, 2017 ● Registered capital of $3,106,214 (RMB 20,100,000) ● Educational consulting service and sports related.	100% owned by Xiamen Duwei Consulting Management Co., Ltd.
Fuzhou Qiande Educational Technology Co., Ltd	● A PRC limited liability company ● Incorporated on March 24, 2021 ● Information Technology consulting service	100% owned by Fujian Youth Hand in Hand Educational Technology Co., Ltd
Xiamen Bluehat Research Institution of Education Co., Ltd.	● A PRC limited liability company ● Incorporated on February 20, 2021 ● Information Technology consulting service	100% owned by Xiamen Duwei Consulting Management Co., Ltd. From December 31st, 2022.
Fujian Blue Hat Group Co., Ltd.	● A PRC limited liability company ● Incorporated on August 23, 2021	100% owned by Blue Hat Interactive Entertainment Technology Limited.
Xiamen Shengruihao Technology Co., Ltd

● A PRC limited liability company, acquired on September 30, 2022
● Incorporated on June 30, 2021
● Registered capital of $ 4,463,754 (RMB 30,000,000)
● Software development, animation design and web design

100% owned by Fujian Blue Hat Group Co. Ltd.
Golden Strategy Ltd.	● A British Virgin Islands company ● Incorporated on April 3, 2023	100% owned by Blue Hat Interactive Entertainment Technology

Golden Alpha Strategy Ltd.	● A Hong Kong company ● Incorporated on April 18, 2023 ● Responsible for the international jewelry trading business.	100% owned by Golden Strategy Ltd.
Chongqing Duwei Chuangda Electronic Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on June 13, 2023 ● Responsible for the jewelry trading business in mainland China.	100% owned by Xiamen Duwei Consulting Management Co., Ltd.
Guangzhou Huangxin Enterprise Management Co., Ltd.	●A PRC limited liability company and deemed a wholly foreign owned enterprise, or WOFE ● Incorporated on July 5, 2023	100% owned by Golden Alpha Strategy Ltd.
Blue Hat Technology LLC.	● A US company incorporated in New Hampshire ● Incorporated on July 21, 2023 ● handle upcoming business in the United States in future.	100% owned by Golden Strategy Ltd.
Fuzhou Blue Financial Investment Co.,Ltd	● A PRC limited liability company ● Incorporated on May 8, 2024	100% owned by Blue Hat Interactive Entertainment Technology Limited.
Fuzhou Po Teishin Supply Chain Co.	● A PRC limited liability company ● Incorporated on June 11, 2024	100% owned by Fuzhou Blue Financial Investment Co., Ltd.
Golden Alpha Strategy Sdn. Bhd	● A Malaysia corporation ● Incorporated on April 17, 2025	100% owned by Golden Alpha Strategy Ltd.

Major Events

On May 10, 2022, the shareholders of the Company have authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, which was set by the Board to be effective May 27, 2022. On February 28, 2025, the shareholders of the Company have authorized and approved a 1-for-100 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, which was set by the Board to be effective March 17, 2025 (collectively, the “Reverse Stock Splits”). On July 10, 2025, the shareholders of the Company approved the merger of the Company with Lanjin Technology Co., LTD, and on July 16, 2025, such merger was completed, which the par value of the Company’s ordinary shares was reduced from $1.00 per share to $0.0000001 per share (the “Merger”, collectively with the Reverse Stock Splits, the “Company Events”). These Company Events have been retroactively reflected in Company’s consolidated financial statements included elsewhere in this prospectus.

On June 8, 2023, due to legal restrictions on foreign ownership and investment in, certain areas of operation in China, including interactive, entertainment and toys, the Company decided to terminate and stop the production, development and operation of business of AR interactive entertainment games and toy previously managed through contractual arrangements with certain PRC domestic companies. Such contractual arrangements consisted of a series of agreements, along with shareholders’ powers of attorney and irrevocable commitment letters. All contractual agreements by and among Blue Hat WOFE, Blue Hat Fujian and certain individuals were terminated and therefore Blue Hat Fujian is no longer a VIE of Blue Hat and was hereby deconsolidated. The Company also deconsolidated Fresh Joy through this termination. As of the date of this prospectus, the Company has no VIEs, and the Company, as a holding company without operations, is conducting business through its wholly owned operating subsidiaries.

In March 2024, the Company announced a strategic shift to become an AI-driven financial services enterprise, focusing on the development of gold trading and commodity-related businesses.

On June 5, 2024, Golden Alpha Strategy Ltd., a wholly-owned Hong Kong subsidiary of the Company, was granted Category A Registration for dealing in precious metals from the Hong Kong Customs and Excise Department.

On June 12, 2024, the Company entered into a framework cooperation agreement with Sichuan Jinyinghe Industrial Co., Ltd. to jointly establish a gold supply chain company to develop business in the Shenzhen Shuibei market, one of China’s largest gold trading centers with annual transaction volumes exceeding RMB 1 trillion.

On August 28, 2024, the Company entered into a purchase agreement with Macau Rongxin Precious Metals Technology Co., Ltd. for the purchase of 1,000 kilograms (approximately 2,204.62 pounds) of gold for a total purchase price of approximately $64.56 million, following the framework agreement signed on October 26, 2023. This marks the Company’s entry into large-scale gold trading.

On January 5, 2025, January 7, 2025 and January 11, 2025, the Company entered into certain securities purchase agreements (collectively, the “Purchase Agreements”) with several institutional purchasers (the “Purchasers”), with each Purchase Agreement by and between the Company and the purchaser identified on each signature page thereto, pursuant to which the Company agreed to issue and sell, in three registered direct offerings (collectively, the “Registered Direct Offerings”), 552,000, 559,500, and 779,898 Ordinary Shares, at a purchase price of $8 per share, $7 per share and $5.5 per share, respectively. On each of the date aforementioned, the Company also entered into certain placement agency agreements with Maxim Group LLC as the exclusive placement agent in each of the Registered Direct Offering.

The Registered Direct Offerings closed on January 7, 2025, January 9, 2025 and January 14, 2025, respectively. The Company received an aggregate of approximately $12.6 million in gross proceeds from the Registered Direct Offerings, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Registered Direct Offerings for working capital and general corporate purposes.

On September 26, 2025, Blue Hat completed the issuance of a total of 29,682,353 Ordinary Shares at the average closing price of the Ordinary Shares in the past 30 trading days immediately before August 28, 2025, which is $1.7 per share, to certain designees of City Fields Enterprises Limited (the “Seller”), pursuant to that certain Gold Purchase Agreement dated August 8, 2025 and the supplementary agreements dated August 28, 2025 by and between the Company and the Seller, which the Company shall pay $50,460,000 purchase price in the form of Ordinary Shares to purchase 500 kilogram gold.

On October 28, 2025, the Board approved and adopted the Company’s 2025 Equity Incentive Plan, which became effective immediately

At the end of November 2025, Blue Hat and Global Prima Trade Limited (the “Seller”) entered into that certain Gold Purchase Agreement and the supplementary agreement (collectively the “Agreements”), pursuant to which, the Company shall pay an aggregated purchase price of $24,188,000 in the form of Ordinary Shares to purchase 200 kilogram gold. Total number of Ordinary Shares issued in connection herewith is 19,506,452 shares, at the average closing price of the Ordinary Shares in the past 10 calendar days immediately before November 25, 2025, which is $1.24 per share. As of the date of this prospectus, the issuance has not been processed.

Permissions and Approvals

The table below lists all the permissions and approvals the Company and its subsidiaries have obtained as of the date of the prospectus:

No.	Name of the Company	License No.	License/Permission	Established Date	Validity
1	Blue Hat Interactive Entertainment Technology	WC-338512	Business License	6/13/2018	Long-term
2	Brilliant Hat Limited	1983687	Business License	6/26/2018	Long-term
3	Golden Strategy Ltd	2121323	Business License	4/3/2023	Long-term
4	Blue Hat Interactive Entertainment Technology Limited	2714615	Business License	6/26/2018	Long-term
5	Golden Alpha Strategy Limited	3271611	Business License	4/18/2023	Long-term
6	BLUE HAT TECHNOLOGY LLC	937615	Business License	7/21/2023	Long-term
7	Fujian Blue Hat Group Co., Ltd.	91350100MA8TTRRQ4A	Business License Record Registration Form for Foreign	8/23/2021	8/22/2051
8	Xiamen Shengruihao Technology Co., Ltd	91350200MA8TGQ815M	Business License	6/30/2021	6/29/2071
9	Xiamen Duwei Consulting Management Co., Ltd.	91350200MA31XW6W0Q	Business License Record Registration Form for Foreign	7/26/2018	7/25/2048
10	Xiamen Bluehat Research Institution of Education Co., Ltd.	91350200MA8RFNMY91	Business License	2/20/2021	2/19/2071
11	Hunan Engaomei Animation Culture Development Co., Ltd.	91430111MA4M6YX69X	Business License	10/19/2017	10/18/2067
12	Fujian Youth Hand in Hand Educational Technology Co., Ltd	91350200MA2YKHW78G	Business License	9/18/2017	9/17/2067
13	Fuzhou Qiande Educational Technology Co., Ltd	91350102MA8RQTEH5R	Business License	3/24/2021	Long-term
14	Chongqing Duwei Chuangda Electronic Technology Co., Ltd	91500103MACMEAMG3Y	Business License	6/13/2023	Long-term
15	Guangzhou Huangxin Enterprise Management Co., Ltd.	91440106MACPKAYJXM	Business License Record Registration Form for Foreign	7/5/2023	Long-term
16	Fuzhou Blue Financial Investment Co.,Ltd	91350111MADKTE9B27	Business License	5/8/2024	Long-term
17	Fuzhou Po Teishin Supply Chain Co., Ltd	91350111MADP37HFX2	Business License	6/11/2024	Long-term
18	Golden Alpha Strategy Limited	A-B-24-05-07315	Certificate of Registration for Category A Registrant	05/24/2024	Long-term

In the view of the management team of the Company, the Company and its subsidiaries have obtained all the permissions and approvals the Company and its subsidiaries are required to hold to operate business. The Company and its subsidiaries have never been denied any applications concerning any permissions or approvals. If the Company or its subsidiaries do not receive or maintain such permissions or approvals, or mistakenly conclude that such permissions or approvals are not required, our business may be adversely affected. In the scenario when the Company is denied such permissions, the Company would be required to either avoid such field of business, or to collaborate with parties that can obtain such permissions. Currently the PRC legal system is under constant development and applicable laws, regulations, or interpretations are subject to substantial uncertainties. If relevant rules suddenly change, we will have to obtain such permissions or approvals, which may be costly, and may temporarily halt our operation of business, negatively affecting our revenues and our securities’ value.

Our Business Operations

We create value by providing capital, technology, and connections across the gold supply chain. Our target customers include gold refineries, wholesalers, and retailers. We aim to address industry challenges such as fragmented markets, limited financing channels, and operational inefficiencies through our AI-enabled trading platforms and supply chain solutions. Our management team believes the gold industry is transitioning from rapid growth to high-quality development, presenting strategic opportunities for market consolidation and technological innovation.

Our operations are supported by key licenses and strategic partnerships. Our Hong Kong subsidiary, Golden Alpha Strategy Ltd., holds a Category A Registration for dealing in precious metals from the Hong Kong Customs and Excise Department.

In addition to our gold trading operations, we maintain a robust diamond trading business that began in the third quarter of 2023. Our diamond trading operations have quickly grown to become a significant revenue contributor, generating $18.72 million in revenue for the year ended December 31, 2024. We maintain relationships with diamond suppliers and have established sales channels to jewelry manufacturers and retailers. Unlike our gold business which is affected by macroeconomic factors like central bank policy and inflation expectations, our diamond trading business is more closely tied to consumer luxury spending and jewelry industry trends.

The growth of our business is driven by several key market factors. We are seeing increased institutional demand, particularly from central banks expanding their gold reserves. The gold market is also transitioning from a fragmented structure to a more consolidated one, creating opportunities for well-positioned companies. Additionally, there is rising demand for efficient trading solutions powered by advanced technology.

Looking ahead, we plan to expand our business beyond physical gold trading into derivatives trading. This expansion includes the development of sophisticated online trading platforms and enhancement of our AI-enabled services. Geographically, we aim to extend our presence into European and North American markets. Unlike traditional retail-focused precious metals businesses, our operations are not significantly affected by seasonal factors as gold trading occurs continuously throughout the year in both institutional and retail markets.

Our Products and Services

As of the date of this prospectus, our business focuses primarily on gold and diamond trading and related services.

In the third quarter of 2023, we expanded into the diamond trading business, which has become a significant revenue contributor. For the year ended December 31, 2024, our diamond trading operations generated $18.72 million in revenue with a gross profit margin of 8.26%. For the six months ended June 30, 2025, our gold trading operations generated $13.33 million in revenue, with total gross margin increased to 36.54%. We source and supply diamonds to wholesalers and retailers in the jewelry industry.

In August 2024, we acquired 1,000 kilograms of gold at a price of approximately $64.56 per gram. With the rise in international gold prices, the value of our gold holdings has seen significant appreciation, reaching approximately $3,000 per ounce by March 2025. This acquisition has not only strengthened our financial position but also provided a solid foundation for our planned expansion in the gold industry chain.

In addition, we are developing:

●	Gold Supply Chain Services: We provide financing, logistics, and connection services to participants across the gold supply chain, from refineries to wholesalers and retailers.

●	Intelligent Trading Platforms: We are developing AI-enabled platforms to enhance the efficiency and transparency of gold trading.

Prior to our business transition in 2022-2023, the Company’s product portfolio included interactive educational materials, mobile games, toys with mobile game features, and immersive educational courses, as well as Internet Data Center services. We have since divested these previous business lines to focus on our gold trading and supply chain operations.

Technology and Intellectual Property

While our business focus has shifted to gold trading, we continue to leverage our technological capabilities to enhance our current operations. We are applying artificial intelligence and blockchain technologies to develop innovative solutions for the gold industry, including intelligent gold supply chain systems and gold derivatives trading platforms.

We are now adapting and applying these technological capabilities to enhance our gold trading business and empower industry participants with AI technology, including providing efficient marketing content creation services for jewelers and data analysis services for gold derivatives traders.

Sales and Marketing

Our customers include:

●	Gold Refineries: We provide financing and logistics services to gold refineries.

●	Gold Wholesalers: We supply gold products and trading solutions to wholesale distributors.

●	Gold Retailers: We offer inventory management and marketing services to gold retailers.

●	Diamond Wholesalers and Retailers: We supply high-quality diamonds to jewelry manufacturers, wholesalers, and retailers, capitalizing on our expertise in precious commodity trading.

We believe several key factors influence our market opportunity:

●	Institutional Demand: Central banks worldwide, including China’s central bank, have been increasing their gold reserves for three consecutive years, driving demand for gold as a safe-haven asset.

●	Diamond Market Dynamics: The diamond industry continues to present attractive opportunities as consumer demand for luxury goods recovers post-pandemic. While our gold business benefits from central bank purchases and safe-haven investment demand, our diamond business serves different market segments, providing portfolio diversification and multiple revenue streams across the precious commodities space.

●	Market Consolidation: The gold industry is transitioning from a fragmented structure to a more consolidated one, creating opportunities for well-positioned companies.

●	Technological Innovation: There is increasing demand for efficient trading solutions powered by advanced technology.

Our business is not significantly affected by seasonal factors as gold trading occurs year-round in both institutional and retail markets.

Competition

We compete with existing gold and diamond trading companies around the world, and we may also face competition from new and emerging companies. Our principal competitors are those companies that provide precious metals and gemstone materials to the market, including established gold and diamond traders, jewelry manufacturers, and financial institutions providing precious commodity-related services.

The principal competitive factors in our market include:

●	Financial resources and access to capital;

●	Trading capabilities and platform sophistic;

●	Industry relationships and supply chain integration;

●	Regulatory compliance and licenses；

●	Technological innovation and data analytics capabilities

We believe our competitive advantages include our strategic partnerships, our technology-driven approach, and our focus on addressing key industry challenges through innovative solutions.

Future Growth Strategy

We are executing a multi-faceted growth strategy:

1. Increasing gold reserves: We plan to strategically increase our gold holdings through partnerships with international suppliers.

2. Optimizing supply chain operations: We aim to enhance the efficiency of the gold supply chain through the development of intelligent platforms and regional expansion.

3. Promoting technological innovation: We are accelerating the development of blockchain-based trading platforms to enable the digitization and global circulation of gold assets.

4. Geographic expansion: We intend to extend our market presence beyond China into European, North American, and Middle Eastern markets.

Cash Transfers with Subsidiaries

Blue Hat Cayman and its subsidiaries usually operate independently and transfer funds through loans and intercompany transactions. We raised capital for a total amount of $25.182 million from 2020 to 2024 through various financings. For the previous three years, Blue Hat HK, our wholly-owned Hong Kong intermediary holding subsidiary, passed the funds from the investors in these financings to Blue Hat WOFE and other subsidiaries, through intercompany transactions.

The tables below show the cash transfer between the Company and its subsidiaries for the six months ended June 30, 2025 and for the fiscal years ended December 31, 2024, 2023 and 2022.

For the six months ended June 30, 2025
Transfer from	Transfer to	Approximate value ($)	Note
Blue Hat Interactive Entertainment Technology	Golden Alpha Strategy Limited	3,639,366.08	Loan
Blue Hat Interactive Entertainment Technology	Blue Hat Interactive Entertainment Technology Limited	688,142.87	Loan
Blue Hat Interactive Entertainment Technology Limited	Fujian Blue Hat Group Co, Ltd	185,714.29	Investment

For the year ended December 31, 2024
Transfer from	Transfer to	Approximate value ($)	Note
Blue Hat Interactive Entertainment Technology	Blue Hat Interactive Entertainment Technology Limited	2,800,000.00	Loan
Blue Hat Interactive Entertainment Technology Limited	Fujian Blue Hat Group Co, Ltd	2,800,000.00	Investment

For the year ended December 31, 2023
Transfer from	Transfer to	Approximate value ($)	Note
Blue Hat Interactive Entertainment Technology	Blue Hat Interactive Entertainment Technology Limited	2,800,000.00	Loan
Blue Hat Interactive Entertainment Technology Limited	Fujian Blue Hat Group Co, Ltd	2,800,000.00	Investment

For the year ended December 31, 2022
No.	Transfer from	Transfer to	Approximate value ($)	Note
1	Blue Hat Interactive Entertainment Technology	Blue Hat Interactive Entertainment Technology Limited	1,768,000.00	Loan
2	Blue Hat Interactive Entertainment Technology Limited	Fujian Blue Hat Group Co, Ltd	1,768,000.00	Investment

As of the date of this prospectus, the Company has not distributed any dividends to the investors, nor does the Company intend to distribute any dividends in any form in the near future. The Company currently intends to retain the earnings to re-invest into the daily operations.

Risk Management and Strategy

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is risk that it we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Risks related to cyberattack and data leakage

We have implemented certain cybersecurity risk assessment strategy to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks, which includes:

●	Identification and Reporting: We have implemented a cross-functional approach to assessing, identifying and managing material cybersecurity threats and incidents.
●	Technical Safeguards: We implement technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.
●	Third-Party Risk Management: We maintain a risk-based approach to identifying and overseeing material cybersecurity threats presented by third parties, including vendors, service providers, and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a material cybersecurity incident affecting those third-party systems, including any outside auditors or consultants who advise on our cybersecurity systems.
●	Periodic Assessments: We conduct periodic assessments and testing of our policies, standards, processes, and practices in a manner intended to address cybersecurity threats and events.

As of the date of this prospectus, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Property, Plant and Equipment

Our principal executive office is located at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, where we lease 7,668 square feet of office space. We lease this space under a lease that has been externed till January 8, 2028. The monthly rent of this property is around $9,480. We also lease 1,157 square feet of office space located at Room A206, Floor 3, Building 1, Shaoyuanli, North Baima Road, Gulou District, Fuzhou, Fujian, China under a lease that terminates on April 30, 2026.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (this “MD&A”) provides information concerning our financial condition and results of operations for the year ended December 31, 2024, 2023 and 2022 and for the six months ended June 30, 2025 and 2024 and should be read in conjunction with our audited consolidated financial statements and the related notes included in this prospectus. All terms used herein and not otherwise defined shall have the meanings ascribed to them in the prospectus.

The following discussion contains forward-looking statements that reflect our plans, estimates, beliefs, and expectations about our future performance and other developments. The forward-looking statements are dependent upon various assumptions and are subject to numerous risks and uncertainties, many of which are outside our control. Our actual results and actual developments could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed elsewhere in our prospectus, particularly in, “Risk Factors,” and in the “Cautionary Note Regarding Forward-Looking Statements” set forth herein. In light of these assumptions and these risks and uncertainties, we caution you not to rely on these forward looking statements.

Overview

We used to be a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, toys with mobile game features, and Immersive Education Classes. Beginning from the fourth quarter of 2022, we strategically expanded into commodity trading, initially focusing on chemical products (e.g., ethanol) through the first half of 2023. In Q3 2023, we pivoted to bulk loose diamond trading as our primary commodity offering. In the second half of 2024, we prioritized gold as our core bulk commodity trading focus and completed the acquisition of 1 ton of physical gold for approximately $64.56 million from Macau Rongxin Precious Metals Technology Co., Ltd. This strategic acquisition represents a significant milestone in our business transformation and marks our entry into large-scale gold trading. Due to the impact of the environment and the adjustment of the corporate business structure, the Company discontinued its information services business, gaming sales and commodity trading business in 2023, which decreased revenue by $54.96 million during the year end of 2023. While our gold inventory remained unsold as of December 31, 2024, we have seen significant appreciation in its value as gold prices reached over $3,000 per ounce by March 2025, which represents an unrealized gain of approximately $25 million compared to our acquisition price. We anticipate this new vertical to drive substantial revenue growth in 2025 through structured physical gold trading and derivative financing arrangements.

Our revenue is primarily from sales of our gold and diamonds. Since 2024, our total revenues decreased by $54.96 million (or 74.59%), reaching $18.72 million for the year ended December 31, 2024 as compared to $73.69 million for the year ended December 31, 2023. It was mainly due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its information services business, gaming sales and commodity trading business during the year. As a result, revenue decreased by $54.96 million.

Key Factors that Affect Operating Results

Our ability to expand our portfolio of products and business

We intend to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position. Our ability to identify and execute strategic acquisitions and investments will have an effect on our operating results.

Our Inventory Management Capability

If we misjudge product demand and fail to manage inventory levels effectively, it could significantly impact business operations. Maintaining appropriate inventory is crucial. To enhance our operational efficiency, we need to develop an intelligent inventory management system based on accurate market forecasts and close tracking of downstream customers.

Gold Price Volatility and Market Timing

Our gold trading business is directly impacted by fluctuations in global gold prices. In 2024-2025, gold prices have demonstrated significant volatility and upward momentum, reaching historical highs above $3,000 per ounce. This price volatility represents both opportunity and risk - while our 1-ton gold acquisition has appreciated significantly in value since purchase, the timing of our sales and additional acquisitions will materially impact our financial performance. Our ability to effectively analyze market trends, manage gold inventory positions, and execute strategic trades in favorable price environments will be critical to our success in this sector.

Our Inventory Security Management Capability

We maintain a substantial inventory to meet customer delivery demands. Any loss of this inventory due to theft could negatively affect our operations. We need to establish a more comprehensive set of security measures to protect inventory, including deploying appropriate security personnel and purchasing corresponding property insurance.

PRC Economy

Although the PRC economy has maintained growth momentum in recent years, the pace has moderated with annual GDP growth rates fluctuating as follows: -2.3% in 2020 (pandemic shock), 8.1% in 2021 (post-lockdown rebound), 3.0% in 2022, 5.2% in 2023, and 5.0% in 2024. While the 2024 growth rate aligned with government targets and outperformed major developed economies (e.g., U.S. 2.4%, EU 1.1%), structural challenges persist: weak consumer demand (retail sales up 3.5%, real disposable income growth slowing to 5.1%), persistent deflationary pressures (CPI +0.2%, PPI -2.2%), and geopolitical trade uncertainties threaten to exacerbate industrial overcapacity and suppress discretionary spending.

A further uncertainty in overall economic growth, an economic downturn, a recession or other adverse economic development in the PRC may materially reduce the purchasing power of Chinese consumers and thus lead to decreased demand for our products. Such a decrease in demand may have a materially adverse effect on our business.

Impact of Foreign Currency Fluctuation

See “Risk Factors-Risks Related to Doing Business in China-Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment” for more details.

Recent Developments

In late 2019, the “COVID-19” virus began spreading in Wuhan, China. By March 11, 2020, the World Health Organization (WHO) declared COVID-19 a pandemic, prompting many countries worldwide to close their borders and implement measures such as stay-at-home orders and population quarantines. Our company and all our operations are based in China. Throughout 2021, many metropolitan areas in China experienced multiple resurgences of COVID-19. It wasn’t until December 2022 that China gradually lifted its quarantine policies. Despite the end of the quarantine in 2022, our original gaming and toy businesses were adversely affected, resulting in significant declines in revenue and profits. Consequently, we began restructuring our business towards commodity trading at the end of 2022 and formally shifted our focus to this sector in 2023.

On August 8, 2022, Blue Hat Cayman transferred all the equity interests of Fresh Joy to Fujian Lanyun Canghai Technology Co., Ltd., a wholly-owned subsidiary of Blue Hat Fujian. On June 8, 2023, contractual agreements between Blue Hat WOFE, Blue Hat Fujian, and certain individuals were terminated, thereby discontinuing the VIE structure for Blue Hat Fujian. Subsequently, the financial statements of Blue Hat Fujian and its subsidiaries were no longer consolidated. Blue Hat Fujian transferred all the equity interests of Hunan Engaomei Animation Culture Development Co., Ltd. (“Blue Hat Hunan”) and Fujian Youth it owned to Blue Hat WOFE. Blue Hat Hunan and Fujian Youth are now wholly-owned subsidiaries of Blue Hat WOFE.

In September 2022, the Company acquired 100% of the equity shares of Xiamen Shengruihao Technology Co., Ltd., which mainly provides product supply chain services and comprehensive enterprise services. During April to July 2023, the Company established several subsidiaries, including Golden Strategy Ltd. (“Golden Strategy”), a BVI company, Golden Alpha Strategy Ltd., a Hong Kong company, and Guangzhou Huangxin Enterprise Management Co., Ltd., which are primarily engaged in bulk jewelry trading-related businesses.

We underwent a restructuring of our company’s operations in 2023. By dismantling the VIE structure and divesting from unprofitable segments, starting from the fourth quarter of 2022, we shifted our business focus towards commodity trading, including chemicals, jewelry, and precious metals such as gold. We, through the operations of our subsidiaries, primarily operate a gold trading and supply chain business. Our business model encompasses physical gold trading, gold derivatives trading, and the development of AI-enabled trading platforms.

Results of Operations

Comparison of Years Ended December 31, 2024 and December 31, 2023

	For the Years ended December 31,
				Percentage
	2024	2023	Change	Change
Revenues	$18,724,190	$73,686,733	$(54,962,543)	(74.59)%
Cost of revenues	(17,178,241)	(72,532,882)	55,354,641	(76.32)%
Gross profit	1,545,949	1,153,851	392,098	33.98%
Selling expenses	—	(7,677)	7,677	(100.00)%
Research and development	(3,168,397)	(2,570,158)	(598,239)	23.28%
General and administrative expenses	(2,834,635)	(13,766,487)	10,931,852	(79.41)%
Impairment Loss	—	(13,693,305)	13,693,305	(100.00)%
Total operating expenses	(6,003,032)	(30,037,627)	24,034,595	(80.01)%
Loss from operations	(4,457,083)	(28,883,776)	24,426,693	(84.57)%
Other expense, net	(5,067,700)	(217,870)	(4,849,830)	2226.02%
Provision for income taxes	—	(6,081)	6,081	(100.00)%
Gain on disposal of discontinued operations	—	7,389,310	(7,389,310)	(100.00)%
Net loss	(9,524,783)	(21,718,417)	12,193,634	(56.14)%

Revenues

Our revenues are derived from sales of diamonds trading, glycol trading and information services. Total revenues decreased by $54,962,543, or 74.59%, to $18,724,190 for the year ended December 31, 2024 as compared to $73,686,733 for the year ended December 31, 2023. The overall decrease is mainly due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its information services business, gaming sales and commodity trading business during the year.

Our revenue from each of our revenue categories is as follows:

	For the Year	For the Year
	ended	ended
	December 31,	December 31,		Change
	2024	2023	Change	(%)

Revenues
Diamond trading	$18,724,190	$15,152,777	3,571,413	23.57%
Information service	—	415,955	(415,955)	(100.00)%
Commodity Trading	—	58,118,001	(58,118,001)	(100.00)%
Total revenues	$18,724,190	$73,686,733	(54,962,543)	(74.59)%

Information service

Revenue from information service decreased by $0.42 million or 100.00% from $0.42 million for the year ended December 31, 2023 to nil for the year ended December 31, 2024. The decrease is mainly due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its information service during the year.

Commodity Trading

Commodity Trading business decreased by $58.12 million from $58.12 million for the year ended December 31, 2023 to nil for the year ended December 31, 2024. The decrease is mainly due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its commodity trading business during the year.

Diamonds Trading

Diamonds Trading business increased from $15.15 million for the year ended December 31, 2023 to $18.72 million for the year ended December 31, 2024. This is a new business we started during the third quarter of 2023.

Gold Trading

While our 1-ton gold acquisition ($64.56 million) represents a significant asset on our balance sheet, we did not generate revenue from gold trading during the year ended December 31, 2024, as we strategically held our position to benefit from price appreciation. As gold prices reached over $3,000 per ounce by March 2025, our gold holdings have appreciated by approximately $25 million in value. We expect to begin monetizing this position through strategic sales and various financing arrangements in 2025, which we anticipate will contribute significantly to our revenue going forward.

Cost of Revenues

Total cost of revenues decreased by $55.35 million, or 76.32%, to $17.18 million for the year ended December 31, 2024 as compared to $72.53 million for the year ended December 31, 2023. The decrease in cost of revenues is a direct result of our decrease of revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2024	2023	Change	(%)

Cost of revenues
Information service	—	549,242	(549,242)	(100.00)%
Diamond trading	17,178,241	13,901,688	3,276,553	23.57%
Commodity Trading	—	58,081,952	(58,081,952)	(100.00)%

Total cost of revenues	$17,178,241	$72,532,882	$(55,354,641)	(76.32)%

Our cost of revenues from information service decreased by $0.55 million or 100.00% for the year ended December 31, 2024 as compared with the year ended December 31, 2023. The decrease is mainly due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its information service during the year.

Commodity trading business decreased by $58.08 million for the year ended December 31, 2024 from $58.08 million for the year ended December 31, 2023 to nil for the year ended December 31, 2024. The decrease is mainly due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its commodity trading business during the year.

Diamonds trading business increased by $3.28 million to $17.18 million for the year ended December 31, 2024. This is a new business we started during the third quarter of 2023.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2024	2023	Change	(%)

Information Service
Gross profit	$—	$(133,287)	$133,287	(100.00)%
Gross margin	—	(32.04)%	32.04%

Diamond Trading
Gross profit	$1,545,949	$1,251,089	$294,860	23.57%
Gross margin	8.26%	8.26%	—

Commodity Trading
Gross profit	$—	$36,049	(36,049)	(100.00)%
Gross margin	—	0.06%	(0.06)%

Total
Gross profit	$1,545,949	$1,153,851	$392,098	33.98%
Gross margin	8.26%	1.57%	6.69%

Our overall gross profit increased by $392,098, or 33.98%, to $1.55 million for the year ended December 31, 2024 from $1.15 million for the year ended December 31, 2023, which the gross profit percentage were 8.26% and 1.57% , respectively.

Gross profit percentage for information service was nil and (32.04)% for the year ended December 31, 2024 and 2023, respectively. Due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its information service during the year.

Gross profit percentage for commodity trading business was nil and 0.06% for the year ended December 31, 2024 and 2023, respectively. Due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its commodity trading business during the year.

Gross profit percentage for diamonds trading business was 8.26% and 8.26% for the year ended December 31, 2024 and 2023, respectively. This is a new business we started during the third quarter of 2023.

Operating Expenses

Total operating expenses decreased by $24.03 million or 80.01% from $30.04 million for the year ended December 31, 2023 to $6.00 million for the year ended December 31, 2024. The decrease is mainly attributable to a $10.93 million increase in general and administrative (“G&A”) expenses, and an $0.60 million increase in research and development (“R&D”) expenses for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The impairment loss was decreased by $13.66 million for the year ended December 31, 2024 from $13.66 million for the year ended December 31, 2023.

The $10.93 million decrease in G&A expenses is mainly attributable to the decrease in consulting fee and bad debt expense to G&A expense.

The $0.60 million increase in research and development (“R&D”) expenses is mainly attributable to the increase in technical service fee.

The $13.69 million decrease in impairment loss is attributable to the intangible asset impairment loss and inventory impairment loss in 2023.

Other expense, net

Total other expense, net increased by $4.85 million or 2226.02% from $0.22 million for the year ended December 31, 2023 to $5.07 million for the year ended December 31, 2024. The increase in total other expense, net was due to increase of $1.69 million in loss on investment write-off. It was due to the Company invest Xiamen Blue Wave Technology Co., Ltd. has been deregistered on July 9, 2024 and increased foreign Currency Charges.

Income tax expense

Our income tax expense amounted to nil and $6,081 for the year ended December 31, 2024 and 2023, respectively.

Net loss from continue operation

Our net loss decreased by 67.28% or $19.58 million from net loss of $29.11 million for the year ended December 31, 2023 to a net loss of $9.52 million for the year ended December 31, 2024. The decrease in net loss is mainly attributable to the significant decrease of operating expenses in the year ended December 31, 2024 as compared with the year 2023.

Gain (loss) on disposal of discontinued operations

Gain on disposal of discontinued operation was nil and $7.39 million for the years ended December 31, 2024 and 2023, which was related to the dissolution and deregistration of Fujian Xinyou Technology Co., Ltd (“Xinyou Technology”), Fresh Joy Entertainment Limited (“Fresh Joy”), Hong Kong Xinyou Entertainment Company (“Xinyou Entertainment”), Fujian Roar Game Technology Co., Ltd (“Fujian Roar Game”) Fuzhou Csfctech Co., Ltd (“Fuzhou CSFC”) and Fuzhou UC71 Co., Ltd (“Fuzhou UC71”) on June 8, 2023.

Results of Operations

Comparison of Years Ended December 31, 2023 and December 31, 2022

	For the Years ended December 31,
				Percentage
	2023	2022	Change	Change
Revenues	$73,686,733	$2,195,954	$71,490,779	3,255.57%
Cost of revenues	(72,532,882)	(958,438)	(71,574,444)	7,467.82%
Gross profit	1,153,851	1,237,516	(83,665)	(6.76)%
Selling expenses	(7,677)	(159,937)	152,260	(95.20)%
Research and development	(2,570,158)	(2,734,982)	164,824	(6.03)%
General and administrative expenses	(13,766,487)	(6,224,674)	(7,541,813)	121.16%
Impairment Loss	(13,693,305)	(33,397)	(13,659,908)	40,901.60%
Loss from operations	(28,883,776)	(7,915,474)	(20,968,302)	264.9012%
Other expense, net	(217,870)	(109,692)	(108,178)	98.62%
Provision for income taxes	(6,081)	(1,097,888)	1,091,807	(99.45)%
Income from discontinued operations	—	(282,027)	282,027	(100.00)%
Gain on disposal of discontinued operations	7,389,310		7,389,310	—
Net loss	(21,718,417)	(9,405,081)	(12, 313,336)	130.92%

Revenues

Our revenues are derived from sales of diamonds trading, glycol trading and information services. Total revenues increased by $71,490,779, or 3,255.57%, to $73,686,733 for the year ended December 31, 2023 as compared to $2,195,954 for the year ended December 31, 2022. The overall increase is mainly due to expand the business on diamonds trading and commodity trading in 2023. There are new revenues in the diamonds sales, which are $15,152,777 for the year ended December 31, 2023.

Our revenue from each of our revenue categories is as follows:

	For the Year	For the Year
	ended	ended
	December 31,	December 31,		Change
	2023	2022	Change	(%)

Revenues
Diamond trading	$15,152,777	$—	15,152,777	—
Interactive toys - animation series	—	6,903	(6,903)	(100.00)%
Interactive toys - game series	—	155,559	(155,559)	(100.00)%
Information service	415,955	884,329	(468,374)	(52.96)%
Commodity Trading	58,118,001	1,149,163	56,968,838	4957.42%
Total revenues	$73,686,733	$2,195,954	71,490,779	3255.57%

Interactive Toys - Game Series and Animation Series

Revenues from sales of interactive toys – game series and animation series decreased by $162,462 or 100% from $162,462 for the year ended December 31, 2022 to nil for the year ended December 31, 2023.

Information service

Revenue from information service decreased by $0.47 million or 52.96% from $0.88 million for the year ended December 31, 2022 to $0.42 million for the year ended December 31, 2023.

Commodity Trading

Commodity Trading business increased by $56.97 million from $1.15 million for the year ended December 31, 2022 to $58.12 million for the year ended December 31, 2023. The Company changes the business model to sell the bulk by itself.

Diamonds Trading

Diamonds Trading business increased from nil for the year ended December 31, 2022 to $15.15 million for the year ended December 31, 2023. This is a new business we started during the third quarter this year which did not exist last year.

Cost of Revenues

Total cost of revenues increased by $71.57 million, or 7467.82%, to $72.53 million for the year ended December 31, 2023 as compared to $0.96 million for the year ended December 31, 2022. The increase in cost of revenues is a direct result of our increase of revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2023	2022	Change	(%)

Cost of revenues
Interactive toys - animation series	$—	$3,420	$(3,420)	(100.00)%
Interactive toys - game series	—	78,118	(78,118)	(100.00)%
Information service	549,242	826,096	(276,854)	(33.51)%
Diamond trading	13,901,688	—	13,901,688	—
Commodity Trading	58,081,952	50,804	58,031,148	114225.55%

Total cost of revenues	$72,532,882	$958,438	$71,574,444	7467.82%

Our cost of revenues from interactive toys - game series and animation series decreased by $81,538 or 100% from $81,538 million for the year ended December 31, 2022 to nil for the year ended December 31, 2023.

Commodity trading business increased by $58.03 million for the year ended December 31, 2023 from $50,804 for the year ended December 31, 2022 to $58.08 million for the year ended December 31, 2023. It was due to the company started to sell the bulk by itself.

Diamonds trading business increased by $13.90 million to $13.90 million for the year ended December 31, 2023. This is a new business we started during the third quarter this year which did not exist last year.

Our cost of revenues from information service decreased by $0.28 million or 33.51% for the year ended December 31, 2023 as compared with the year ended December 31, 2022.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2023	2022	Change	(%)

Interactive toys - animation series
Gross profit	$—	$3,483	$(3,483)	(100.00)%
Gross margin	—	50.46%	(50.46)%

Interactive toys - game series
Gross profit	$—	$77,441	$(77,441)	(100.00)%
Gross margin	—	49.78%	(49.78)%

Information Service
Gross profit	$(133,287)	$58,233	$(191,520)	(328.89)%
Gross margin	(32.04)%	6.58%	(38.62)%

Diamond Trading
Gross profit	$1,251,089	$—	$(1,251,089)	—
Gross margin	8.26%	—	8.26%

Commodity Trading
Gross profit	$36,049	$1,098,359	(1,062,310)	(96.72)%
Gross margin	0.06%	95.58	(95.52)

Total
Gross profit	$1,153,851	$1,237,516	$(83,665)	(6.76)%
Gross margin	1.57%	56.35%	(54.78)%

Our overall gross profit decreased by $83,665, or 54.78%, to $1.15 million for the year ended December 31, 2023 from $1.24 million for the year ended December 31, 2022, which the gross profit percentage were 1.57% and 56.35% , respectively.

Gross profit percentage for our interactive toys - animation series and game series was 50.46% and 49.78% for the year ended December 31, 2022. Since this series of products is mainly sold offline by distributors, COVID -19 led to a decline in sales in 2022. In 2023, the interactive toys - animation series and game series revenue was nil.

Gross profit percentage for information service was (32.04)% and 6.58% for the year ended December 31, 2023 and 2022, respectively. The decrease was the result of higher cost of revenue from information service.

Gross profit percentage for commodity trading business was 0.06% and 95.58% for the year ended December 31, 2023 and 2022, respectively. It was because the Company started to sell the bulk by itself.

Gross profit percentage for diamonds trading business was 8.26% and nil for the year ended December 31, 2023 and 2022, respectively. This is a new business we started during the third quarter this year which did not exist last year.

For the year ended December 31,2023, there are one new kind of revenues. The gross profit of diamonds trading is $1.25 million with the profit margin of8.26%.

Operating Expenses

Total operating expenses increased by $20.88 million or 228.17% from $9.15 million for the year ended December 31, 2022 to $30.04 million for the year ended December 31, 2023. The increase is mainly attributable to a $7.54 million increase in general and administrative (“G&A”) expenses, and a $ 0.16 million decrease in research and development (“R&D”) expenses for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The impairment loss was increased by $13.66 million for the year ended December 31, 2023 from $33,397 for the year ended December 31, 2022.

The $7.54 million decrease in G&A expenses is mainly attributable to the increase in consulting fee and bad debt expense to G&A expense.

The $13.66 million increase in impairment loss is attributable to the increase intangible asset impairment loss and inventory impairment loss.

Other expense, net

Total other expense, net increased by $108,178 or 98.62% from $109,692 for the year ended December 31, 2022 to $217,870 for the year ended December 31, 2023. The increase in total other expense, net was due to increase of $88,175 in interest expense and an increase of $46,761 in other finance expenses, which was mainly the result of interest from termination of time deposit.

Income tax expense

Our income tax expense amounted to $6,081 and $1,097,888 for the year ended December 31, 2023 and 2022, respectively. The $1,091,807 decrease is due to the low gross margins of commodity trading, which commodity trading belongs to the tax incentives and exemptions of regions and companies.

Net loss from continue operation

Our net loss increased by 219.06% or $ 19.98 million from net loss of $9.12 million for the year ended December 31, 2022 to a net loss of $29.11 million for the year ended December 31, 2023. The increase in net loss is mainly attributable to the significant decrease of income from operations in the year ended December 31, 2023 as compared with the year 2022.

Gain (loss) on disposal of discontinued operations

Gain on disposal of discontinued operation was $7.39 million for the years ended December 31, 2023, which was related to the dissolution and deregistration of Fujian Xinyou Technology Co., Ltd (“Xinyou Technology”), Fresh Joy Entertainment Limited (“Fresh Joy”), Hong Kong Xinyou Entertainment Company (“Xinyou Entertainment”), Fujian Roar Game Technology Co., Ltd (“Fujian Roar Game”) Fuzhou Csfctech Co., Ltd (“Fuzhou CSFC”) and Fuzhou UC71 Co., Ltd (“Fuzhou UC71”) on June 8, 2023.

Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and short-term borrowing from banks.

As of December 31, 2024, our working capital was $29.42 million and cash equivalents amounted to $14,300. Our current assets were $70.06 million and our current liabilities were $40.65 million with shareholders’ equity of $32.14 million as of December 31, 2024. We generated net loss of $9.52 million and $21.72 million from our operations for the year ended December 31, 2024 and 2023 respectively. We believe our revenues and operations will continue to grow and our current working capital is sufficient to support our operations for the next twelve months.

As of December 31, 2023, the following were outstanding balances on our short-term bank loans:

		Interest		December 31,
Bank Name	Maturities	Rate	Collateral/Guarantee	2023
Xiamen Rural Commercial Bank	February 2023	6.58%	Guarantee by 14 property rights	273,713

As of December 31, 2024, the following were outstanding balances on our short-term bank loans:

		Interest		December 31,
Bank Name	Maturities	Rate	Collateral/Guarantee	2024
Xiamen Rural Commercial Bank	January 2025	6.58%	Guarantee by 14 property rights	146,341

The short term loan with Xiamen Rural Commercial bank which should be repaid in 2023 was overdue. The loan will repayment in January 2025.

Interest expense pertaining to the above short-term and long-term loans for the years ended December 31, 2024, 2023 and 2022 amounted to $33,327, $30,897 and $33,569, respectively.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities, in their ability to transfer their net assets to us and our subsidiaries in the Cayman Islands, British Virgin Islands, and Hong Kong. However, because we have no present plans to declare dividends, these restrictions will likely have no impact on us. Instead, we plan to use our retained earnings to continue to grow our business. These restrictions also have no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

The following summarizes the key components of our cash flows for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31	Years Ended December 31	Years Ended December 31,
	2024	2023	2022

Net cash used in operating activities - continued operation	$(884,952)	$(9,773,132)	$(1,473,267)
Net cash generated from operating activities - discontinued operation	—	7,661,561	281,780
Net cash from investing activities – continued operation	—	(15,380)	6,336
Net cash from investing activities – discontinued operation	—	—	—
Net cash generated from financing activities – continued operation	484,860	2,305,954	2,542,634
Net cash used in financing activities – discontinued operation	—	(52,322)	(11,960)
Effect of exchange rate change on cash, cash equivalents and restricted cash	5,217	210,505	(1,319,437)
Net change in cash, cash equivalents	$(394,875)	$337,186	$26,086

Cash flows from operating activities

Net cash used in operating activities from continued operation was $0.88 million for the year ended December 31, 2024 and was primarily attributable to (i) net loss from continued operation of $9.5 million, (ii) various non-cash items of $3.49 million, such as depreciation of property, plant and equipment, share-based payments, provision for doubtful accounts and loss on investment write-off, (iii) a $15.11 million decrease in account receivables, (iv) $33.84 million increase in account payables, and (v) a $44 increase in customer deposits. This cash outflow was offset by (i) a $0.75 million increase in other payables and accrued liabilities, (ii) a $0.01 million decrease in taxes payable, (iii) a $0.10 million increase in other receivables, (iv) a $2.41 million decrease in prepayments and (v) a $47.01million decrease in inventory.

Net cash used in operating activities from continued operation was $9.77 million for the year ended December 31, 2023 and was primarily attributable to (i) net loss from continued operation of $29.11 million, (ii) various non-cash items of $70.59 million, such as depreciation of property, plant and equipment, amortization of intangible assets, impairment loss, share-based payments, issuance of common stock to pay for goods etc., (iii) a $14.92 million decrease in account receivables, (iv) $0.006 million decrease in account payables, and (v) a $0.02 million decrease in customer deposits. This cash outflow was offset by (i) a $4.99 million decrease in other payables and accrued liabilities, (ii) a $0.04 million decrease in taxes payable, (iii) a $1.21 million decrease in other receivables, (iv) a $0.04 million increase in prepayments and (v) a $30.15 million decrease in inventory.

Net cash used in operating activities from continued operation was $1.47 million for the year ended December 31, 2022 and was primarily attributable to (i) net loss from continued operation of $9.12 million, (ii) various non-cash items of $3.47 million, such as depreciation of property, plant and equipment, amortization of intangible assets, impairment of long term investment, share-based payments, etc., (iii) a $4.76 million increase in account receivables, (iv) $0.02 million decrease in account payables, and (v) a $0.01 million increase in customer deposits. This cash outflow was offset by (i) a $0.09 million increase in other payables and accrued liabilities, (ii) a $0.40 million decrease in taxes payable, (iii) a $0.39 million increase in other receivables, and (iv) a $0.77 million decrease in prepayments.

Cash flows from investing activities

Net cash used in investing activities from continued operation was nil for the year ended December 31, 2024.

Net cash used in investing activities from continued operation was $15,380 for the year ended December 31, 2023.

Net cash used in investing activities from continued operation was $6,336 for the year ended December 31, 2022.

Cash flows from financing activities

Net cash used in financing activities from continued operation was $0.48 million for the year ended December 31, 2024 and was primarily attributable to proceeds of $0.07 million from issuance of ordinary shares, $0.06 million in repayment to related party loan, $0.12 million in repayment to short-term loans, change in restricted cash of $1,470 and $0.60 million in proceeds from other payables - related party.

Net cash provided by financing activities from continued operation was $2.31 million for the year ended December 31, 2023 and was primarily attributable to proceeds of $3.00 million from issuance of ordinary shares, $0.45 million in convertible payable, $0.10 million in repayment to related party loan, and $0.14 million in repayment to short-term loans and change in restricted cash of $1,587.

Net cash provided by financing activities from continued operation was $2.54 million for the year ended December 31, 2022 and was primarily attributable to $0.09 million in proceeds of issuance of ordinary shares, $0.91 million in proceeds from related party loan, and $1.55 from proceeds from convertible payable and change in restricted cash $1,129.

Capital Expenditures

In the years ended December 31, 2024, 2023 and 2022, our capital expenditures were mainly used for our working capital requirements such as staff costs, sales and marketing expenses and research and development costs, and costs incurred for the lease of our offices in Xiamen and Fuzhou in China. We have not had any material commitments for capital expenditures for the last three financial years. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Results of Operations for the six months ended June 30, 2025 and 2024

Total revenues were US$13.33 million for the First Half of 2025, an increase of US$0.25 million, or 1.90%, compared to US$13.08 million in the prior-year period. It was due to the Company generating revenue from gold trading business in the first half of 2025. The amount of sales revenue for this period remained relatively stable, which is in line with market expectations, and no other anomalies were observed. The Company applied the full amount method for revenue recognition.

Revenues from sales of diamonds trading were nil for the First Half of 2025, compared to US$13.08 million in the prior-year period.

Revenues from sales of gold trading were US$13.33 million for the First Half of 2025, compared to nil in the prior-year period.

Gross profit increased 351.02% to US$4.87 million for the First Half of 2025, from US$1.08 million in the prior-year period.

Total gross margin increased to 36.54% for the First Half of 2025, compared to 8.26% in the prior-year period. This improvement reflects the Company’s transition from diamond trading to gold trading operations, which generate higher margins through multiple revenue streams including supply chain financing services, logistics services, and value-added platform capabilities.

The Company’s 1-ton gold acquisition in August 2024 at approximately $1,990 per ounce has appreciated significantly to over $3,000 per ounce by March 2025, providing enhanced transaction flexibility. Additionally, the gold business targets refineries, wholesalers, and institutional buyers with different margin profiles compared to the retail jewelry market served by the former diamond operations.

Total operating expenses increased by US$3.38 million for the First Half of 2025, from US$2.31 million in the prior-year period, primarily as a result of increased general and administrative expenses in the first half of 2025.

Loss from operations decreased 33.23% to loss from operations of US$0.82 million for the First Half of 2025, from US$1.23 million in the prior-year period.

Net loss decreased 33.95% to net loss of US$0.86 million for the First Half of 2025, from US$1.30 million in the prior-year period.

Basic loss per share was US$0.000000018 for the First Half of 2025, compared to US$0.00000022 in the prior-year period.

Balance Sheet Highlights

As of June 30, 2025, Blue Hat had cash and cash equivalents of US$1.07 million, working capital of US$78.88 million and total shareholders’ equity (excluding the non-controlling interest) of US$81.47 million, compared to cash and cash equivalents of US$15,770, working capital of US$29.42 million and total shareholders’ equity (excluding the non-controlling interest) of US$32.14 million, respectively, as of December 31, 2024.

Cash flows from operating activities

Net cash used in operating activities was $10.16 million for the six months ended June 30, 2025 and was primarily attributable to (i) net loss of $0.86 million, (ii) various non-cash items of $39.01 million, such as depreciation of property, plant and equipment, share-based payments, issuance of common stock to pay for goods, provision for doubtful accounts and loss on investment write-off, (iii) a $13.33 million increase in account receivables, (iv) $33.88 million decrease in account payables, (v) a $2.85 million decrease in other payables and accrued liabilities, (vi) a $6.46 million increase in other receivables. This cash outflow was offset by (i) a $8.13million decrease in inventory.

Cash flows from investing activities

Net cash used in investing activities from continued operation was nil for the six months ended June 30, 2025.

Cash flows from financing activities

Net cash provided from financing activities was $11.21 million for the six months ended June 30, 2025 and was primarily attributable to proceeds of $11.56 million from issuance of ordinary shares, $0.22 million in repayment to related party loan and $0.15 million in repayment to short-term loans.

REGULATIONS

This section sets forth a summary of the material laws and regulations that affect the business and operations our subsidiaries are operating in the PRC. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of us.

Legal Regulations on Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC on July 5, 1994, came into effect on January 1, 1995, and was most recently amended on December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the Company.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective as of July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day, regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal written contract has been made, a written labor contract shall be entered into within one month from the commencement date of the employment.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, and became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the Ministry of Human Resources and Social Security on September 6, 2011, and became effective on October 15, 2011, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB 10,000 to RMB 50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Legal Regulations on Tax in the PRC

Income Tax

In January 2008, the PRC Enterprise Income Tax Law took effect, which was last amended by the Standing Committee of the National People’s Congress on December 29, 2018. The PRC Enterprise Income Tax Law applies a uniform 25 percent enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. The PRC Enterprise Income Tax Law defines “resident enterprise” as an enterprise established outside of the territory of China but with its “de facto management body” within China, which will also be subject to the 25% enterprise income tax rate. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a Non-resident Enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the MOF and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 7.

Value-Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17 percent shall be levied on general taxpayers selling or importing various goods; the tax rate of 17 percent shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be nil, unless otherwise stipulated. On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Notice of Adjustment of Value-added Tax Rates which declared that the VAT tax rate in regard to the sale of goods, provision of processing, repairs and replacement services and importation of goods into China shall be reduced from the previous 17% to 16% from May 1, 2018. The rate of Chinese VAT is 16%, and then changed to 13% and 6% starting in April 2019 of the gross proceeds or at a rate approved by the Chinese local government.

Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, which was promulgated by the MOF and the SAT, the PRC began to launch taxation reforms in a gradual manner in January 1, 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

In accordance with a SAT circular that took effect on May 1, 2016, upon approval of the State Council, the pilot program of the collection of value- added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these FIEs may not pay dividends unless they set aside at least 10 percent of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50 percent of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations on the Filing requirements for mainland China domestic companies listed overseas

On December 24, 2021, the CSRC published the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Provisions”) and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures, and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, but these issuers shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. As the Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation.

Regulations on Information Security, Censorship and Privacy

The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was amended in August 2009, that may subject persons to criminal liabilities in China for any attempt, among others things, to use the internet to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. According to the Administration Measures on the Security Protection of Computer Information Network with International Connections issued by the Ministry of Public Security in 1997 and amended by the State Council in 2011, any entity or individual is prohibited from using the internet to leak state secrets or to spread socially destabilizing materials. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any internet service that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (i) sells or provides personal information to others unlawfully or (ii) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

The Cybersecurity Law of the PRC, or the Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any listing at a foreign stock exchange. Besides, the Cybersecurity Review Measures also provide that if the relevant authorities consider that certain network products and services and data processing activities affect or may affect national security, the authorities may conduct a cybersecurity review on its own initiative. The Cybersecurity Review Measures also elaborate the factors to be considered when assessing the national security risks of the relevant activities, The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled or maliciously used by foreign governments and the cyber information security risk in connection with the listing.

On August 20, 2021, the Standing Committee of the National People’s Congress of PRC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

Circular 37, issued by SAFE and effective on July 4, 2014, regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into a SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of such PRC “resident’s name” and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of a FIE that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant FIEs, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

On March 30, 2015, the SAFE promulgated Circular 19, which came into effect on June 1, 2015. According to Circular 19, the foreign exchange capital of FIEs shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a FIE for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a FIE is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a FIE needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non- affiliated entities. As Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign- invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign- invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Regulations Relating to Foreign Investment

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China;(iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign- invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. On December 28, 2020, the National Development and Reform Commission and the Ministry of Commerce publicly released the Directory of Industries to Encourage Foreign Investment (Encouraged Catalogue) (2020 Edition). On December 27, 2021, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Edition), and the Special Administrative Measures for Foreign Investment Access in Pilot Free Trade Zones (Negative List) (2021 Edition), effective January 1, 2022. Foreign investors are not allowed to invest in industries that are expressly prohibited in the 2021 Negative List. The industries that are not expressly prohibited in the Negative List are still subject to government approvals and certain special requirements. The purpose of the Catalogue is to direct foreign investment into certain priority industry sectors while restricting or prohibiting investment in other sectors. If the investment falls within the “encouraged” category, foreign investment can be conducted through the establishment of a WFOE. If the investment falls within the “restricted” category, foreign investment may be conducted through the establishment of a WFOE if certain requirements are met or in some cases must be conducted through the establishment of a joint venture enterprise, with varying minimum shareholdings for the Chinese party, depending on the particular industry. If the investment falls within the “prohibited” category, foreign investment of any kind is not allowed. Any investment that occurs within an industry not falling into any of three categories is classified as a permitted industry for foreign investment.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and limited stock companies.

Our PRC operating subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Laws and Regulations on the Protection of Consumer Rights and Interests

Business operators in the business of supplying and selling manufactured goods or services to consumers, shall comply with the Law of the PRC on the Protection of Consumer Rights and Interests (the “Consumer Rights Protection Law”) promulgated by the SCNPC on October 31, 1993, and effective as of January 1, 1994, and revised on August 27, 2009 and October 25, 2013.

According to the Consumer Rights Protection Law, business operators must ensure that the goods or services provided by them meet the requirements for safeguarding personal and property safety. For goods and services that may endanger personal and property safety, consumers should be provided with a true description and an explicit warning, as well as a description and indication of the proper way to use the goods or accept the services and the methods of preventing the occurrence of a hazard. If the goods or services provided by the business operators cause personal injuries to consumers or third parties, the business operators shall compensate the injured parties for their losses.

Contract Law

All of our contracts are subject to the PRC contract law. Under PRC contract law, a natural person, legal person or other legally established organization shall have full capacity of civil right and civil conduct while entering into a contact. Except as otherwise required by other laws and regulations, the formation, validity, performance, modification, assignment, termination, and liability for breach of a contract are stipulated by PRC contract law. A contracting party who failed to perform or failed to fulfill its contractual obligation shall bear the responsibility of a continued duty to perform or to provide remedies and compensation as provided by PRC laws.

Laws and Regulations on gold trading business in Hong Kong

The Gold and Securities (Storage and Handling) Ordinance

The Gold and Securities (Storage and Handling) Ordinance (the “Gold Ordinance”) governs the safe and secure storage, transportation, and handling of gold and securities within Hong Kong. The Gold Ordinance requires that all entities engaged in the storage or transportation of gold and securities adhere to stringent security protocols to prevent theft, loss, or damage. It mandates that storage facilities for gold and securities meet specific national standards for safety and security, with access restricted to authorized personnel only. These entities must maintain accurate records of inventory and ensure regular audits to uphold the integrity of stored assets.

In terms of transportation, the Gold Ordinance requires that all shipments of gold and securities be carried out using secure methods, such as armored vehicles, and accompanied by clear documentation tracking the movement of goods. The law also specifies that companies involved in transportation must implement security measures that prevent tampering or theft during transit.

Additionally, the Gold Ordinance establishes that all entities engaged in the storage and handling of gold and securities must be properly licensed and regulated by relevant authorities, ensuring compliance with both local and international industry standards. It further outlines the liability of these entities in the event of loss, theft, or damage to goods during storage or transport, providing a framework for compensation and legal recourse.

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (the “AMLO”) imposes strict regulations on businesses involved in gold trading to prevent money laundering and the financing of terrorism. Under AMLO, gold traders must conduct thorough customer due diligence before engaging in any transactions, verifying the identity of customers and understanding the nature of their dealings, especially for high-value or cross-border gold transactions. Enhanced due diligence is required for higher-risk clients or transactions. Additionally, businesses are obligated to maintain detailed transaction records for at least five years, ensuring that the origin and movement of funds involved in gold trades can be traced if necessary. In cases where suspicious activities are identified, such as transactions potentially linked to money laundering or terrorist financing, gold traders must file a suspicious transaction report with the joint financial intelligence unit. AMLO also requires businesses to implement robust internal controls and provide regular training to employees on anti-money laundering and counter-terrorist financing practices. For transactions that involve the cross-border movement of gold, additional compliance measures are enforced. Failure to adhere to the AMLO regulations can lead to severe penalties, including significant fines and imprisonment.

The Inland Revenue Ordinance

Based on Inland Revenue Ordinance (“Revenue Ordinance”), there is no Value-Added Tax (“VAT”) or capital gains tax. The absence of VAT means that transactions involving physical gold, such as gold bars or coins, and gold-related financial products like gold ETFs are not subject to additional taxation. Furthermore, the Revenue Ordinance does not impose capital gains tax, so profits from buying and selling gold are not taxed. For companies involved in gold trading, the standard profits tax applies, with a lower rate of 8.25% on profits up to HKD 2 million and a 16.5% rate for profits exceeding that threshold.

The Securities and Futures Ordinance

The Securities and Futures Ordinance (“SFO”) regulates gold-related financial products such as gold futures, gold-backed exchange-traded funds, and gold derivatives. The SFO requires that firms dealing in gold-related products are licensed by the Securities and Futures Commission (“SFC”), which maintains oversight of market conduct, preventing activities such as price manipulation and insider trading. The SFO also mandates disclosure and reporting requirements for firms offering these products, ensuring that investors are informed about the risks involved and the structure of gold-backed exchange-traded funds or futures contracts. Furthermore, the SFO regulates the operation of gold-backed exchange-traded funds, ensuring that they are managed in a transparent manner, with proper disclosures about the gold reserves backing the products.

MANAGEMENT

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009.

Name	Age	Position
Xiaodong Chen	57	Chief Executive Officer and Director
Caifan He	52	Chief Financial Officer and Director
Jianyong Cai	63	Chief Technology Officer and Director
Weicheng Pan	49	Chief Strategy Officer
Qinyi Fu(1)	39	Independent Director
Jun Ouyang(1)(2)(3)	42	Independent Director
Huibin Shen(3)	52	Independent Director
Can Su(1)(2)	36	Independent Director
Zhiyong Gong	42	Independent Director

(1) Member of audit committee.

(2) Member of remuneration committee.

(3) Member of nomination and governance committee.

Xiaodong Chen has served as chief executive officer of Blue Hat since December 2018, as a member of the board of directors of Blue Hat since its incorporation in June 2018 and as the chairman of the board of directors and general manager of Blue Hat Fujian since August 2015. Mr. Chen is a director of Victory Hat Limited, a shareholder of Blue Hat. From July 1987 to November 1989, Mr. Chen served as an office worker of the Inspection Department of Fuzhou Second People’s Hospital. From December 1989 to June 1995, Mr. Chen served as the manager of Fuzhou Liming Footwear Co., Ltd. From December 1996 to January 2002, Mr. Chen served as a manager of Fuzhou Changdong Trading Co. Ltd. From February 2002 to January 2008, Mr. Chen served as general manager of Huanyu International Co. Ltd. From March 2008 to March 2015, Mr. Chen served as the general manager of Guangzhou Taihao Trading Co., Ltd. From January 2010 to March 2013, Mr. Chen served as the chairman and general manager of Xiamen Blue Hat Culture Communication Ltd. Mr. Chen received his EMBA from Renmin University of China.

Caifan He has served as chief financial officer and a member of the board of directors of Blue Hat since December 2018. Mr. He has served as a director, deputy general manager and financial controller of Blue Hat Fujian since August 2015. Mr. He is a director of Celebrate Hat Limited, a shareholder of Blue Hat. Mr. He served as a middle school teacher in Cangchang Village from July 1994 to December 1996 in Anhua County. From January 1997 to January 2000, Mr. He served as the accountant, accounting supervisor and account manager of Guangzhou Changdong Industrial Co., Ltd. From February 2000 to March 2008, Mr. He served as the finance manager and financial director of Guangzhou Tiandixing Telecommunications Co., Ltd. From March 2008 to January 2012, Mr. He served as the finance manager of Guangzhou Taihao Trading Co., Ltd. From March 2013 to August 2015, Mr. He served as a director and financial controller of Blue Hat (Xiamen) Culture Communication Co., Ltd. Mr. He received a College Diploma in Finance from Hunan University of Finance and Economics.

Jianyong Cai has served as chief technology officer and a member of the board of directors of Blue Hat since December 2018. Mr. Cai has served as a director, deputy general manager and chief engineer of Blue Hat Fujian since January 2010. Mr. Cai taught in the School of Optoelectronics and Information Engineering of Fujian Normal University from August 1983 to June 2002. Since July 2002, Mr. Cai has served as an associate professor at the School of Optoelectronics and Information Engineering at Fujian Normal University, where he mainly works on Data Communication Principles, Communication Network Foundation, Software Engineering and other undergraduate courses as well as Communication Network Theory and Technology, Computer Network Architecture and other postgraduate courses. Mr. Cai received a Bachelor’s Degree in Data Communication Principles, Communication Network Foundation and Software Engineering from University of Science and Technology of China.

Weicheng Pan, has served as chief strategy officer since May 2023. He is the founder of Cheng Ji Group of Companies and Jewish Mindset Business School. He has experience in business investment and consultation. From August 2018 to September 2018, Mr. Pan worked as the general consultant of Sen Yue Holdings Limited, a Singapore company, for an investment worthy around US$0.9 million. Starting from November 2019, Mr. Pan has been the independent director of TD Holdings Inc. (Nasdaq ticker: GLG). From October 1, 2020 to January 6, 2022, he had been the Chief Strategy Officer of Future Fintech Group Inc. (Nasdaq ticker: FTFT). He holds a Bachelor’s Degree in Business Administration from Wuhan Science and Technology University.

Qinyi Fu has served as a member of the board of directors of Blue Hat since December 2018. Mr. Fu served as an auditor of Ernst & Young China Certified Public Accountants from October 2010 to January 2012. Mr. Fu served as a senior auditor of Deloitte China Certified Public Accountants from January 2012 to December 2015. Mr. Fu served as a partner of Ruihua Certified Public Accountants from December 2015 to May 2018. Mr. Fu has served as a partner of Dahua Certified Public Accountants since June 2018. Mr. Fu received a Bachelor’s Degree in International Economics and Trade and a Master’s Degree in International Economics from Xiamen University.

Jun Ouyang has served as a member of the board of directors of Blue Hat since December 2018. Mrs. Ouyang served as a professional teacher in the Department of Economic Management of Zhangzhou City College from August 2009 to August 2016. Mrs. Ouyang has been studying for a Ph.D. in Marketing from Xiamen University since September 2016. Mrs. Ouyang received a Bachelor’s Degree in Computer Science and Engineering from Xi’an University of Finance and Economics and a Master’s Degree in Management Science and Engineering from Fuzhou University.

Huibin Shen has served as a member of the board of directors of Blue Hat since December 2018. Mr. Shen has served as the director of the capital market department of Beijing Jingshi Law Firm (Xiamen) since November 2017. Mr. Shen served as vice director of the capital market department of Beijing Dentons Law Offices, LLP (Xiamen) from March 2009 to November 2017. Mr. Shen is also an arbitrator of the Xiamen Arbitration Commission. Mr. Shen received a Bachelor’s Degree in Law from East China University of Political Science and Law and a Master’s Degree in Civic and Commercial Law from China University of Political Science and Law.

Can Su has served as a member of the board of directors of Blue Hat since December 2018. Mr. Su has served as account manager of Xiamen Rural Commercial Financing Guarantee Co., Ltd. since January 2018. Mr. Su served as account manager of Xiamen Rural Commercial Bank Asset Management Co., Ltd. from December 2015 to December 2017. Mr. Su received a Bachelor’s Degree in Logistics Management from Xiamen University Tan Kah Kee College and a MBA from High Point University.

Zhiyong Gong serves as a member of the board of directors of the Company. He has served as a Sales Manager at a foreign-funded consulting and training company, Project Director at a advisory consulting firm, Partner and Chief Business Consultant at Chengji Human Resources Co., Ltd., and currently serves as General Manager and Chief Business Consultant at Zida Investment Consulting Co., Ltd. Mr. Gong excels in enterprise marketing and investment attraction, having organized over 1500 consulting and training sessions domestically and internationally, benefiting more than 3000 companies. He graduated from Nankai University with a major in Business Administration and Marketing.

Family Relationships

Jianyong Cai, our chief technology officer and director, is the brother of Juanjuan Cai, a director and shareholder of Blue Hat Fujian and the wife of Xiaodong Chen, our chief executive officer and director. There are no other family relationships between any of Blue Hat’s executive officers and directors.

Employment Agreements, Director Agreements and Indemnification Agreements

In December 2018, we entered into employment agreements with each of Xiaodong Chen, Caifan He and Jianyong Cai, pursuant to which such individuals agreed to serve as our executive officers until December 2023. In May 2023, we entered into an employment agreement with Weicheng Pan, pursuant to which such individual agreed to serve as our Chief Strategy Officer until May 2024. He shall receive an annual salary in the amount of US$20,000, and contingent annual cash or equity bonus at the sole discretion of the Board. In November 2023, we entered into employment agreements with each of Guo Fan and Zhiyong Gong, pursuant to which such individuals agreed to serve as the joint chief executive officer and our Directors until November 2024, respectively. On July 24, 2025, Guo Fan resigned from his positions of the Company. Such agreements will be automatically extended for six-month periods, unless the agreements are terminated in accordance with their terms. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 60 days’ advance written notice. Each executive officer may resign at any time upon 60 days’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiration of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into indemnification agreements with each of our executive officers and directors. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Compensation of Director and Executive Officers

We shall pay an aggregate of approximately RMB2,407,826.67 ($337,042) in cash to our directors and executive officers for their services during the year ended December 31, 2025.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our director and executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We did not grant any equity awards to our executive officers or directors during the fiscal year ended December 31, 2025.

Incentive Compensation

The 2020 Equity Incentive Plan was adopted by the shareholders of the Company on December 9, 2020, the maximum number of ordinary shares in respect of which any awards may be granted or paid out thereunder is 6,000,000 ordinary shares of par value of US$0.001 per share). Pursuant to the resolutions of the shareholders of the Company passed on May 10, 2022, every 10 ordinary shares of a par value of US$0.001 each in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 ordinary share of a par value of US$0.01 each. Pursuant to the resolutions of the shareholders of the Company passed on February 28, 2025, every 100 ordinary shares of a par value of US$0.01 each in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 ordinary share of a par value of US$1 each (the “Share Consolidation”). the maximum number of ordinary shares in respect of which any awards may be granted or paid out under the 2020 Plan is 6,000 ordinary shares of par value of US$1 per share and it has been executed in March 2025.

On October 28, 2025, the Board approved and adopted the Company’s 2025 Equity Incentive Plan, which shall become effective immediately. As of the date of this prospectus, no shares of equity awards has been granted by the Company.

2025 Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers for service on our board of directors or as an executive officer during the year ended December 31, 2025.

All Other
Name	Fees Earned in Cash	Compensation	Total
Xiaodong Chen	$99,589 (RMB 709,104)	—	$99,589 (RMB 709,104)
Caifan He	$72,118 (RMB 513,504)	—	$72,118 (RMB513,504)
Qinyi Fu	$10,000 (RMB 71,203)	—	$10,000 (RMB 71,203)
Jun Ouyang	$10,000 (RMB 71,203)	—	$10,000 (RMB 71,203)
Huibin Shen	$10,000 (RMB 71,203)	—	$10,000 (RMB 71,203)
Can Su	$10,000 (RMB 71,203)	—	$10,000 (RMB 71,203)
Weicheng Pan	$20,000 (RMB142,406)	—	$20,000 (RMB142,406)

Jianyong Cai’s compensation for the year ended December 31, 2025 has not been paid as of the date of this prospectus.

Board Practice

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended from time to time. Our company has the right to seek damages if a duty owed by any of our directors is breached. You should refer to “Description of Securities” incorporated by reference as Exhibit 2.1 for additional information on the standard of corporate governance under Cayman Islands law.

Composition of our Board of Directors

Our board of directors currently consists of nine directors. Our board of directors has determined that each of Qinyi Fu, Jun Ouyang, Huibin Shen, Zhiyong Gong and Can Su be an “independent director” as defined under the Nasdaq rules. Our board of directors is composed of a majority of independent directors. Pursuant to our Third Amended and Restated Memorandum and Articles of Association, each director will serve until his/her successor is duly elected or appointed or his/her earlier resignation or removal.

Committees of our Board of Directors

Our board of directors has established an audit committee, a remuneration committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq rules. The audit committee is comprised of Qinyi Fu, Jun Ouyang, and Can Su. The remuneration committee is comprised of Jun Ouyang and Can Su. The nomination and governance committee is comprised of Jun Ouyang and Huibin Shen.

Audit Committee

Qinyi Fu, Jun Ouyang and Can Su serve as members of the audit committee. Qinyi Fu serves as the chair of the audit committee. All of the audit committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Qinyi Fu possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Remuneration Committee

Jun Ouyang and Can Su serve as members of the remuneration committee. Jun Ouyang serves as the chair of the remuneration committee. All of our remuneration committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The remuneration committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nomination and Governance Committee

Jun Ouyang and Huibin Shen serve as members of the nomination and governance committee. Jun Ouyang serves as the chair of the nomination and governance committee. All of the nomination and governance committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The nomination and governance committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and for reviewing our corporate governance policies.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of this prospectus for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of this prospectus. Percentage ownership calculations are based on 36,926,284 ordinary shares outstanding as of this prospectus.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Blue Hat Interactive Entertainment Technology, 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, and our telephone number is 86-592-228-0081.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders :
Xiaodong Chen(1)(2)	31,014,043	84.00%
Directors and Executive Officers:
Xiaodong Chen(1)(2)	31,014,043	84.00%
Caifan He(3)	1,005	* %
Jianyong Cai(4)	0	0
Weicheng Pan	0	0
Qinyi Fu	0	0
Jun Ouyang	0	0
Huibin Shen	0	0
Can Su	0	0
Zhiyong Gong	0	0
Fan Guo	0	0
All current directors and executive officers as a group (9 persons)	39,094	84.00%

*       less than 1%

(1)	Includes 13,090 ordinary shares held by Victory Hat Limited. The registered address of Victory Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Xiaodong Chen, our chief executive officer and director, is the owner of Victory Hat Limited and holds the voting and dispositive power over the ordinary shares held by Victory Hat Limited.

(2)	Includes an aggregate of 30,975,953 shares of voting rights owned by Xiaodong Chen, pursuant to the Power of Attorneys signed by certain shareholders.

(3)	Represents the 1,005 ordinary shares held by Celebrate Hat Limited, a British Virgin Islands company with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Caifan He is the owner of Celebrate Hat Limited and holds the voting and dispositive power over the ordinary shares held by Celebrate Hat Limited.

(4)	Jianyong Cai is the brother of Juanjuan Cai, the wife of Xiaodong Chen.

RELATED PARTY TRANSACTION

During the last three years, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

As of and for the years ended December 31, 2024 and 2023

As of December 31, 2024 and December 31, 2023, we owed $770,155 and $831,155, respectively, to Xiaodong Chen, our chief executive officer, director and shareholder, as a result of a loan from Xiaodong Chen.

The loan from Xiaodong Chen of $971 was paid for certain leases on our behalf. These loans are unwritten, interest free and due on demand. $770,155 was for borrowing, the loans are unsecured, interest free and due on 31 January, 2026.

As of December 31, 2024, the Company has a payable to Fan Tao in the amount of $600,885.

As of December 31, 2024 and December 31, 2023, we owed $3,795 and $3,795, respectively, to Beautiful Jade Ltd, our shareholders’ investment company. It was attorney fee.

These amounts are included in the consolidated financial statements as related party payables. See Note 15 of the notes to the consolidated financial statements included elsewhere in this prospectus.

Xiaodong Chen and Juanjuan Cai, a director and shareholder of Blue Hat and the wife of Xiaodong Chen, were, and are, guarantors of certain of our short-term loans.

Jianyong Cai, our chief technology officer and director, is the brother of Juanjuan Cai, the wife of Xiaodong Chen.

Shaohong Chen, the owner of Prosper Hat Limited and Shaohong Holding Limited, is the sister of Xiaodong Chen.

As of and for the six months ended June 30, 2025 and 2024

Other receivables - related party

			June 30,	December 31,
Name of Related Party	Relationship -	Nature	2025	2024

Blue Hat Fujian	Shareholders’ investment company	Disposal consideration, payment on demand	1,363,326	1,388,643
Blue Hat Pingxiang	Shareholders’ investment company	Disposal consideration, payment on demand	38,656	38,496
Fujian Blue Hat Interactive Entertainment Technology Co., Ltd. Fuzhou Branch	Shareholders’ investment company	Other receivable, payment on demand	1,594	1,587
Fujian Lanyuncanghai Technology Co., Ltd	Shareholders’ investment company	Other receivable, payment on demand	339,343	337,935
Total			$1,742,919	$1,766,661

Other payables - related party

			June 30,	December 31,
Name of Related Party	Relationship -	Nature	2025	2024

Tao Fan	The brother of CO-CEO	Loans, payment on demand	395,379	600,885
Xiaodong Chen	CEO	Lease and other payable, payment on demand	$976	$971
Total			$396,355	$601,856

Long term loans - related party

			June 30,	December 31,
Name of Related Party	Relationship -	Nature	2025	2024

Xiaodong Chen	CEO	Borrowing	$770,155	$770,155
Beautiful Jade Ltd	Shareholders’ investment company	Attorney fee	3,795	3,795
Total			$773,950	$773,950

Long term loans from related parties are unsecured and interest free, the payment was due on January 31, 2028.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which is tasked with review and approval of all related party transactions.

Employment Agreements, Director Agreements and Indemnification Agreements

In December 2018, we entered into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers.

We have also entered into indemnification agreements with each of our executive officers and directors. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2025, presented on:

●	an actual basis; and

●	on an as adjusted basis to give effect to the sale of Company’s Units in the aggregate amount of US$[ ] at an offering price of US$[ ] per Unit, after deducting the estimated offering expenses payable by us, assuming no issuance of Pre-funded Warrants and no exercise of the Warrants issued in this offering or excise of the Over-Allotment Options.

You should read this table together with Item 5. Operating and Financial Review and Prospects” of the FY24 Annual Report and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and note included elsewhere in this prospectus.

As of June 30, 2025
(in US$ millions)	Actual	As adjusted
Cash and Cash Equivalents	$	$
Shareholders’ Equity:
Ordinary Shares, par value $0.000001, 5,000,000,000,000,000 Ordinary Shares authorized, [ ] shares issued and outstanding as of June 30, 2025
Additional paid-in capital
Statutory Reserves
Retained Earnings
Accumulated other comprehensive loss
Total Shareholders’ Equity
Total Capitalization(1)	$	$

Note:

(1)	Total capitalization equals the sum of cash and cash equivalent and total shareholders’ equity.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the price per share you pay in this offering and the net tangible book value per share of our ordinary shares immediately after this offering. Our net tangible book value of our ordinary shares as of June 30, 2025 was approximately US$[ ] million, or approximately US$[ ] per ordinary share based upon [ ] Ordinary Shares outstanding. Net tangible book value per share is equal to our total tangible assets, less our total liabilities, divided by the total number of ordinary shares outstanding as of June 30, 2025.

After giving effect to the sale of our Units in the aggregate amount of US$[ ] at an offering price of US$[ ] per share, and after deducting estimated commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2025 would have been US$[ ] million, or US$[ ] per Ordinary Share. This represents an immediate increase in net tangible book value of US$[ ] per Ordinary Share to our existing shareholders and an immediate dilution in net tangible book value of US$[ ] per Ordinary Share to new investors in this offering.

The following table illustrates this calculation on a per ordinary share basis. The as adjusted information is illustrative only and will adjust based on the actual price to the public, the actual number of Ordinary Shares sold and other terms of the offering determined at the time our Units are sold pursuant to this prospectus, assuming no issuance of Pre-funded Warrants and no exercise of the Warrants issued in this offering or excise of the Over-Allotment Options.

Assumed public offering price per ordinary share		US$[ ]
Net tangible book value per ordinary share as of June 30, 2025	US$[ ]
Increase in net tangible book value per ordinary share attributable to the offering	US$[ ]
As adjusted net tangible book value per ordinary share after giving effect to the offering		US$[ ]
Dilution per share to new investors participating in the offering		US$[ ]

The above discussion and table are based on [ ] Ordinary Shares outstanding as of June 30, 2025.

The foregoing table does not give effect to the exercise of any outstanding options, warrants or vesting of any restricted share units or restricted shares, or conversion of any of our debt securities. To the extent options or warrants are exercised or restricted share units or restricted shares vest, or our debt securities are converted into ordinary shares, there may be further dilution to new investors.

DIVIDEND POLICY

Blue Hat has never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC, Hong Kong and British Virgin Islands regulations may restrict the ability of our PRC, Hong Kong and British Virgin Islands subsidiaries to pay dividends to us.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market prices for our Ordinary Shares and could impair our ability to raise equity capital through the sale of our equity securities in the future.

Upon completion of this firm-commitment underwritten offering and at an assumed public offering price of $[ ] per Unit (excluding the exercise of the over-allotment option and assuming no sale of any Units containing a Pre-funded Warrant), based on 36,926,284 Ordinary Shares outstanding as of January [ ], 2026, we will have [ ] Ordinary Shares outstanding, assuming no Pre-funded Warrants are sold in this offering, and no exercise of the Warrants sold in this offering. These Ordinary Shares will be freely tradable without restriction or further registration or qualifications under the Securities Act.

We, our directors and executive officers and holders of 5% or more of the total outstanding Ordinary Shares of the Company as of the effective date of this registration statement have agreed not to sell any Ordinary Shares for a period of six (6) months from the date of closing of this offering, subject to certain exceptions or Underwriter’s waiver by written consent. See “Underwriting” for a description of these lock-up provisions.

DESCRIPTION OF SHARES AND CERTAIN CAYMAN ISLANDS CONSIDERATIONS

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by our Third Amended and Restated Memorandum and Articles of Association, the Companies Law (as amended) of the Caymans Islands, which is referred to as the Companies Law below, and common law of the Cayman Islands. Our authorized share capital is US$500,000,000 Ordinary Shares, divided into 5,000,000,000,000,000 Ordinary Shares of US$0.0000001 par value each.

Below include summaries of material provisions of our Third Amended and Restated Memorandum and Articles of Association insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Third Amended and Restated Memorandum and Articles of Association, which is filed as Exhibit 3.1 of this prospectus.

Ordinary Shares

All of our outstanding ordinary shares are fully paid and non-assessable.

Issuance of Shares and Changes to Capital

Our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. We will not issue bearer shares.

We may, subject to the provisions of the Companies Law, our third amended and restated memorandum and articles of association, the SEC and Nasdaq, from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting: increase our capital by such sum, to be divided into shares of such amounts, as the relevant resolution shall prescribe; consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination; sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our third amended and restated memorandum and articles of association; and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

We may also, subject to the provisions of the Companies Law, our third amended and restated memorandum and articles of association, the SEC and Nasdaq: issue shares on terms that they are to be redeemed or are liable to be redeemed; purchase our own shares (including any redeemable shares); and make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Law, including out of our capital.

Dividends

Subject to the Companies Law, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at the general meeting, declare dividends (including interim dividends) to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of ordinary shares a shareholder holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

In addition, our board of directors may resolve to capitalize any undivided profits not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the share premium account or capital redemption reserve; appropriate the sum resolved to be capitalized to the shareholders who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those shareholders, or as they may direct, in those proportions, or partly in one way and partly in the other; resolve that any shares so allotted to any shareholder in respect of a holding by him/her of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend; make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions; and authorize any person to enter on behalf of all our shareholders concerned in an agreement with us providing for the allotment of them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such shareholders.

Voting and Meetings

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and all calls or installments then payable by such shareholder to us in respect of our ordinary shares must have been paid. Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per share.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call annual general meetings; however, our third amended and restated memorandum and articles of association provide that in each year we will hold an annual general meeting of shareholders at a time determined by our board of directors. Also, we may, but are not required to (unless required by the Law), in each year hold any other extraordinary general meeting.

The Companies Law of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing not less than two-thirds of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our third amended and restated memorandum and articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regards to an annual general meeting), and the holders of 95% in par value of the shares entitled to attend and vote (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be convened for a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means. We will observe the statutory minimum convening notice period for a general meeting of shareholders.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of our issued voting shares entitled to vote upon the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of two-thirds). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our third amended and restated memorandum and articles of association.

Our third amended and restated memorandum and articles of association provide that the affirmative vote of no less than two-thirds of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our third amended and restated memorandum and articles of association that relate to or have an impact upon the procedures regarding the election, appointment, removal of directors and size of the board.

Transfers of Shares

Subject to any applicable restrictions set forth in our third amended and restated memorandum and articles of association, any of our shareholders may transfer all or a portion of their ordinary shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or in any other form which our board of directors may approve. Our board of directors may, in its absolute discretion, refuse to register a transfer of any common share that is not a fully paid up share to a person of whom it does not approve, or any common share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any common share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any registered common share unless: a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof; the instrument of transfer is in respect of only one class of shares; the ordinary shares transferred are fully paid and free of any lien; the instrument of transfer is lodged at the registered office or such other place (i.e., our transfer agent) at which the register of shareholders is kept, accompanied by any relevant share certificate(s) and/or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer; and if applicable, the instrument of transfer is duly and properly stamped.

If our board of directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie the whole or any part of our assets and may, for such purpose, value any assets and determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of a special resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Anti-Takeover Provisions

Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Inspection of Books and Records

Holders of ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our board of directors may determine from time to time whether our accounting records and books shall be open to the inspection of our shareholders not members of our board of directors. Notwithstanding the above, our third amended and restated memorandum and articles of association provide our shareholders with the right to receive annual audited financial statements. Such right to receive annual audited financial statements may be satisfied by filing such annual reports as we are required to file with the SEC.

Register of Shareholders

Under Cayman Islands law, we must keep a register of shareholders that includes: the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member; the date on which the name of any person was entered on the register as a member; and the date on which any person ceased to be a member.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the Company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Preferred Shares

Our board of directors is empowered to designate and issue from time to time one or more classes or series of preferred shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

The Cayman Islands Companies Law (as amended) is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. For a summary of significant differences between the provisions of the Companies Law (as amended) applicable to us and the laws applicable to companies incorporated in the United States (particularly Delaware) and their shareholders, please refer to “Description of Securities” incorporated by reference as Exhibit 2.1 of this prospectus for additional information on the standard of corporate governance under Cayman Islands law.

DESCRIPTION OF THE SECURITIES WE ARE OFFERING

We are offering Units, each Unit consists of one Ordinary Share and [ ] Warrants , at an assumed public offering price of $[ ] per Unit, based upon the closing price of our Ordinary Shares on the Nasdaq Capital Market on [ ], 2026. We will not issue any fractional Warrants in this offering and will round down the number of Warrants any purchaser of Units would otherwise receive to the nearest whole number.

Each Warrant will be immediately exercisable for one Ordinary Share at an assumed exercise price of $[ ] per share (100% of the public offering price of each Unit sold in this offering) and expire [ ] years after the issuance date, with certain exercise price reset mechanism and zero cash exercise option. Please see “Warrant and Pre-funded Warrants” below for more detailed descriptions.

We are also offering to each purchaser whose purchase of Units would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Ordinary Shares immediately following the consummation of this offering, the opportunity to purchase Units consisting of one Pre-funded Warrant and [ ] Warrants. Each Pre-funded Warrant will be exercisable for one Ordinary Share. Subject to limited exceptions, a holder of Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. The purchase price of each Unit including a Pre-funded Warrant will be equal to the price per Unit including one Ordinary Share, minus $0.01, and the exercise price of each Pre-funded Warrant will be $0.01 per Ordinary Share. The Pre-funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Unit including a Pre-funded Warrant we sell, the number of Units including one Ordinary Share that we are offering will be decreased on a one-for-one basis. The Ordinary Shares and Pre-funded Warrants, if any, can each be purchased in this offering only with the accompanying Warrant as part of a Unit, but the components of the Units will immediately separate upon issuance.

We are also registering the Ordinary Shares issuable from time to time upon exercise of the Warrants and Pre-funded Warrants included in the Units offered hereby. Our Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Ordinary Shares (or Pre-funded Warrants) and the Class B Warrants comprising our Units are immediately separable and will be issued separately in this offering.

Warrants and Pre-funded Warrants

The following summary of certain terms and provisions of the Warrants and Pre-funded Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the form of Warrant and form of Pre-funded Warrant, which are filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Warrant and form of Pre-funded Warrant. The Warrants and Pre-funded Warrants will be issued in certificated form only.

Exercisability. The Pre-funded Warrants are exercisable at any time after their original issuance until they are exercised in full. The Warrants are immediately exercisable at any time after their issuance and at any time up to the date that is [ ] years after their issuance. Each of the Warrants and the Pre-funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of Ordinary Shares purchased upon such exercise (except in the case of a cashless exercise or zero cash exercise, as discussed below). We may be required to pay certain amounts as liquidated damages as specified in the Warrants in the event we do not deliver Ordinary Shares upon exercise of the Warrants within the time periods specified in the Warrants. No fractional Ordinary Shares will be issued in connection with the exercise of a Warrant and will round down the number of Ordinary Shares such holder would otherwise receive upon exercise of the Warrants to the nearest whole number.

Cashless Exercise and Zero Cash Exercise. The holder may, in its sole discretion, elect to exercise the Pre-funded Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Ordinary Shares determined according to the formula set forth in the Pre-funded Warrant. If a registration statement registering the issuance of the Ordinary Shares underlying the Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Ordinary Shares determined according to the formula set forth in the Warrant.

A holder of the Warrant may also provide notice and elect to exercise the Warrant by way of a zero cash exercise option pursuant to which they would receive, for no additional cash consideration, an aggregate number of Ordinary Shares equal to the product of (x) the aggregate number of Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) [ ].

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-funded Warrants or Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder prior to the issuance of any warrants, up to 9.99%) of the number of shares of our Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price for the Pre-funded Warrants is $0.0001 per Ordinary Share. Each Warrant offered hereby will have an initial exercise price per Ordinary Share equal to $[ ] (the “Basis Price”). The exercise price for the Warrants will be adjusted downward (each, a “Reset Price”) on each of the [ ] and [ ] trading day (each, a “Reset Date”) following the closing of this offering to the price that is equal to [ ]% and [ ]%, respectively, of the Basis Price. If the exercise price is so adjusted on a Reset Date, the number of Ordinary Shares underlying the Warrants will also be proportionally increased on each such Reset Date so that the applicable Reset Price multiplied by the increased number of Ordinary Shares equal the aggregate proceeds that would have resulted from the full exercise of the Warrants immediately prior to the applicable Reset Date. The exercise price and number of Ordinary Shares issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Ordinary Shares.

Transferability. Subject to applicable laws, the Warrants and Pre-funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to list the Warrants or the Pre-funded Warrants offered in this offering on any securities exchange or other trading market. Without an active trading market, the liquidity of these securities will be limited.

Rights as a Shareholder. Except as otherwise provided in the Warrants or the Pre-funded Warrants or by virtue of such holder’s ownership of our Ordinary Shares, the holder of a Warrant or Pre-funded Warrant does not have the rights or privileges of a holder of our Ordinary Shares, including any voting rights, until the issuance of Ordinary Shares upon exercise of the warrant. Holders of Pre-funded Warrants have the right to participate in dividends and holders of Pre-funded Warrants and Warrants have the right to participate in certain distributions as specified in the warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and the Pre-funded Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Ordinary Shares or 50% of the voting power represented by our outstanding Ordinary Shares, the holders of the Warrants and the Pre-funded Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Governing Law. The Pre-funded Warrants and the Warrants are governed by New York law.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ordinary shares and hold such ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares who is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in such ordinary shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our ordinary shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income” (the “PFIC income test”), or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our ordinary shares , and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our ordinary shares. If the election is made, the U.S. Holder will be deemed to sell our ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower- tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under

U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if a valid “mark-to-market” election is made by the U.S. Holder for our ordinary shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our ordinary shares are marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares.

Except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands, no stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of the ordinary shares. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of the ordinary shares. Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or “QEF”, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders and prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “- Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121- day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “- Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “- Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares. U.S. Holders that are individuals, estates or trusts are encouraged to consult their tax advisors regarding the applicability of this Medicare tax to income and gains with respect to their investment in our ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders and prospective investors should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

U.S. HOLDERS AND PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES.

Cayman Taxation

Holders and prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, we have obtained an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 30 years November 16, 2018 imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on the ordinary shares, debentures or other obligations of ours.

PRC

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations, if the company obtains a “high-tech enterprise” tax status, then its statutory income tax rate will be lowered to 15%. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

UNDERWRITING

We are offering [*] Units, each Unit consisting of one Ordinary Share, or one Pre-Funded Warrant to purchase one Ordinary Share in lieu thereof, and [ ] Warrants, each to purchase one Ordinary Share. The assumed purchase price of each Unit including one Ordinary Share is US$[*] per Unit, which is the last reported sale price of our Ordinary Share, as reported on the Nasdaq Capital Market on [*], 2026. The purchase price of each Unit including a Pre-funded Warrant will be equal to the price per Unit including one Ordinary Share, minus $0.0001, and the exercise price of each Pre-funded Warrant will be $0.0001 per Ordinary Share. The offering is being underwritten on a firm commitment basis. We are registering our Ordinary Shares issuable from time to time upon exercise of the Pre-Funded Warrants and Warrants included in the Units offered hereby. Our Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Ordinary Shares and/or the Pre-Funded Warrants and Warrants comprising our Units are immediately separable and will be issued separately in this offering.

In connection with this offering, we have entered into an underwriting agreement with Maxim Group LLC (“Maxim” or the “Underwriter”) with respect to the Units in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the Underwriter has agreed to purchase, and we have agreed to sell to the Underwriter, the number of Units listed next to their name in the following table.

Underwriter	Number of Units
Maxim Group LLC
Total

The Underwriter is committed to purchase all of the Units offered by this prospectus if it purchases any Units. The Underwriter is not obligated to purchase securities covered by the underwriter’s over-allotment option to purchase securities as described below. The Underwriter is offering the Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as they receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

 Over-Allotment Option

We have granted the Underwriter an over-allotment option. This option, which is exercisable for up to fifteen (15) days after the closing of this offering, permits the Underwriter to purchase a maximum of [ ] additional Ordinary Shares or Pre-funded Warrants each to purchase one Ordinary Shares and/or [ ] additional Warrants, each to purchase one Ordinary Share. The option may be used to purchase such Ordinary Shares or Pre-funded Warrants and Warrants, or any combination thereof, as determined by the Underwriter. If the Underwriter exercises all or part of this option, it will purchase securities covered by the option at the public offering price that appears on the cover page of this prospectus, less underwriting discounts and commissions.

Discounts and Expenses

We have agreed to pay the Underwriter a fee equal to seven percent (7%) of the gross proceeds of this offering. The following table shows the underwriting discounts payable to the Underwriter, assuming an offering price of $[*] per Unit (the last reported sale price of our Ordinary Share, as reported on the Nasdaq Capital Market on [*], 2026):

	Per Unit Consisting of One Common Share and One Warrant	Per Unit Consisting of One Pre-funded Warrant and One Warrant	Total
Public offering price(1)	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds, before expenses, to us(3)	$	$

We have also agreed to reimburse the Underwriter up to a maximum of $100,000 in the event of a closing of this event, or of 50,000 in the event that there is not a closing, for out-of-pocket accountable expenses, including legal fees, cost and expenses incurred by the Underwriter in connection with the performance of their services.

Indemnification

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the placement agency agreement, or to contribute to payments that the Underwriter may be required to make in respect of those liabilities.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Each of our directors and executive officers and any other holder(s) of five percent (5%) or more of the outstanding shares of Ordinary Share of the Company as of the effective date of the registration statement related to this offering have agreed to a six (6) months “lock-up” period from the closing of this offering with respect to the Ordinary Shares that they beneficially own. This means that, for a period of six (6) months following the closing of the offering, such persons may not offer, issuer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the prior written consent of the Underwriter, including the issuance of shares upon the exercise of currently outstanding options approved by the Underwriter. We have also agreed to similar restrictions on the issuance, sale, disposal and registration (subject to certain exceptions) of our securities for six (6) months following the closing of this offering, subject to certain customary exceptions, without the prior written consent of the Underwriter.

The Underwriter has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Underwriter may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Right of First Refusal

We have agreed that for a period of six (6) months from the closing of this offering, the Underwriter will have a right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such six (6)months period of the Company, or any successor to or any subsidiary of the Company; provided, however, that such right shall be subject to FINRA Rule 5110(f)(2). In addition, we shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain the Underwriter. Such offer shall be made in writing in order to be effective. The Underwriter shall notify the Company within ten (10) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If the Underwriter should decline such retention, the Company shall have no further obligations to Underwriter with respect to the offering for which it has offered to retain Underwriter, except as otherwise provided for herein.

In addition, we have agreed, until the effectiveness of the registration statement in connection with this offering, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of our securities without the written consent of the Underwriter. We further have agreed that if the Company determines that it shall proceed with an alternative offering (registered or unregistered) of its equity securities or reverse merger (“Alternative Transaction”), then Maxim’s exclusivity as set forth in this engagement letter shall still apply, and Maxim shall act as the Company’s exclusive underwriter, agent or advisor with respect to such Alternative Transaction.

Other Compensation

Upon the closing of this offering, or if the engagement period as provided in the engagement letter between us and the Underwriter (the “Engagement Letter”) ends prior to a closing of an offering (other than a termination for cause), then if within six (6) months following such time, we complete any financing of equity, equity-linked, convertible or debt or other capital-raising activity with, or receive any proceeds from, any investors that were contacted or introduced by the Underwriter during the period beginning on the date of the Engagement Letter until June 30, 2026, then the Company shall pay to the Underwriter a commission as described in this section, in each case only with respect to the portion of such financing received from such investors.

Certain Relationships

The Underwriter and its affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

Determination of Offering Price

Our Ordinary Shares are currently listed on Nasdaq under the symbol “BHAT.” On [*], 2026, the reported closing price per Ordinary Share was $[*]. The final public offering price will be determined between us, the Underwriter and the investors in the offering, and may be at a discount to the current market price of our Ordinary Shares. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

●	Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the Units, so long as stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of the securities in excess of the number of Units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involve purchases of Units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of our securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more securities than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Units in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●	In passive market making, market makers in the Units who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our Units until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Units or preventing or retarding a decline in the market price of Units. As a result, the price of Units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.

Listing

Our Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “BHAT”. We do not intend to list the Pre-Funded Warrants or Warrants on any securities exchange or other trading market.

Affiliations

The Underwriter and its respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Underwriter and its affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the Underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The Underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriter of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as the Underwriter, and should not be relied upon by investors.

In connection with this offering, the Underwriter or certain securities dealers may distribute prospectuses by electronic means, such as e-mail.

Selling Restrictions

Other than in the United States, no action has been taken by us or the Underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Brazil. The offer of securities described in this prospectus will not be carried out by means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under the CVM Rule (Instrução) No. 400, of December 29, 2003. The offer and sale of the securities have not been and will not be registered with the Comissão de Valores Móbilearios in Brazil. The securities have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding conflicts of interest in connection with this offering.

Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

The People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

United Kingdom. This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of our Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our Common Stock in, from or otherwise involving the United Kingdom.

Stamp Taxes

If you purchase our securities offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price listed on the cover page of this prospectus.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us. With the exception of the SEC registration fee, all amounts are estimates and may change:

SEC registration fee	$	[ ]
Printer fees and expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

LEGAL MATTERS

The validity of the debt securities, warrants, subscription rights and units and legal matters as to United States and New York law will be passed upon for us by Pryor Cashman LLP. Campbells will pass upon certain legal matters in connection with the securities offered to the extent governed by the laws of the Cayman Islands law. The underwriter is being represented by Hunter Taubman Fischer & Li LLC with respect to certain matters of U.S. federal securities.

EXPERTS

The financial statements as of December 31, 2024 and 2023 and for the years ended on December 31, 2024, 2023 and 2022 included in this prospectus have been so included in reliance on the reports of OneStop Assurance PAC, our current auditor, and Audit Alliance LLP, our previous auditor, each an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, all of our current directors and officers, reside within mainland China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise, or to effect service of process upon us or those persons inside mainland China. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements we file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our senior management, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

AUDITED CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

UNAUDITED CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Blue Hat Interactive Entertainment Technology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Hat Interactive Entertainment Technology and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ OneStop Assurance PAC

We have served as the Company’s auditors since 2023.

Singapore
April 30, 2025
PCAOB Register Number 6732

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Blue Hat Interactive Entertainment Technology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Hat Interactive Entertainment Technology and its subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the three years ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

 Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations of appropriately $9.41 million and has negative operating cash flow of appropriately $1.60 million. These conditions indicate that a material uncertainty exists that raise substantial doubt on its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2021.

Singapore
May 8, 2023
PCAOB ID#3487

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023

ASSETS
Current assets:
Cash and cash equivalents	$14,300	$407,588
Restricted cash	1,470	1,587
Inventories	64,560,000	17,545,153
Accounts receivable, net	—	15,157,384
Accounts receivable, related party	—	9,571
Other receivables, net	3,702,861	4,182,706
Other receivables, related party	1,766,661	1,941,723
Prepayments, net	19,267	36,588
Total current assets	70,064,559	39,282,300
Non-current assets:
Operating lease, right-of-use asset	1,830,544	2,353,083
Prepayments	—	2,388,435
Property, plant and equipment, net	3,337,333	3,544,751
Intangible assets, net	—	—
Long-term investments	—	1,694,269
Total non-current assets	5,167,877	9,980,538
Total assets	$75,232,436	$49,262,838

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans - banks	$146,341	$273,713
Taxes payable	793,492	805,577
Accounts payable	34,156,360	318,729
Other payables and accrued liabilities	4,780,965	4,027,883
Other payables - related party	601,856	—
Operating lease liabilities - current	166,122	235,470
Customer deposits	2,976	3,020
Liability related to discontinued operation	—	—
Total current liabilities	40,648,112	5,664,392
Non-current liabilities:
Operating lease liability	1,667,556	2,141,421
Long-term loans – related party	773,950	834,950

Total other liabilities	2,441,506	2,976,371
Total liabilities	43,089,618	8,640,763
Shareholder’s equity
Ordinary shares, $1.00 par value, 500,000,000 shares authorized, 584,982 shares issued and outstanding as of December 31, 2024, 583,982 shares issued and outstanding as of December 31, 2023	584,982	583,982
Additional paid-in capital	94,863,300	93,828,090
Statutory reserves	2,143,252	2,143,252
Retained earnings	(66,356,798)	(56,832,015)
Accumulated other comprehensive loss	908,082	898,766
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	32,142,818	40,622,075
Non-controlling interests	—	—
Total Equity	32,142,818	40,622,075

Total liabilities and shareholders’ equity	$75,232,436	$49,262,838

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022

Revenues	$18,724,190	$73,686,733	$2,195,954
Cost of revenue	(17,178,241)	(72,532,882)	(958,438)
Gross profit	1,545,949	1,153,851	1,237,516
Operating expenses:
Selling	—	(7,677)	(159,937)
Research and development	(3,168,397)	(2,570,158)	(2,734,982)
General and administrative expenses	(2,834,635)	(13,766,487)	(6,224,674)
Impairment loss	—	(13,693,305)	(33,397)
Total operating expenses	(6,003,032)	(30,037,627)	(9,152,990)

Loss from operations	(4,457,083)	(28,883,776)	(7,915,474)
Other income (expense)
Interest income	18	7	374
Interest expense	(183,956)	(222,057)	(133,882)
Other finance expenses	(3,198,292)	(62,025)	(15,264)
Loss on investment write-off	(1,685,322)	—	—
Other (expense) income, net	(148)	66,205	39,080
Total other expense, net	(5,067,700)	(217,870)	(109,692)

Loss from Continuing Operations before income taxes	(9,524,783)	(29,101,646)	(8,025,166)
Provision for income taxes	—	(6,081)	(1,097,888)
Loss from continuing operations	(9,524,783)	(29,107,727)	(9,123,054)

Discontinued Operations (Note 20)
Gain on disposal of discontinued operations	—	7,389,310	—
Loss from discontinued operations	—	—	(282,027)

Net Loss	(9,524,783)	(21,718,417)	(9,405,081)
Less: Net loss attributable to non-controlling interest	—	(2,420,399)	(40,025)

Net Loss attributable to Blue Hat Interactive Entertainment Technology	(9,524,783)	(19,298,018)	(9,365,056)

Other comprehensive loss
Net loss from continued operations	(9,524,783)	(29,107,727)	(9,123,054)
Foreign currency translation adjustment continued operation	9,316	(199,032)	(1,883,571)

Comprehensive loss - continued operation	$(9,515,467)	$(29,306,759)	$(11,006,625)
Income (loss) from discontinued operation	—	7,389,310	(282,027)
Foreign currency translation adjustment - discontinued operation	—	263,285	258,828
Comprehensive income (Loss) - discontinued operation	$—	$7,652,595	$(23,199)

Comprehensive loss	$(9,515,467)	$(21,654,164)	$(11,029,824)

Less: Net loss attributable to non-controlling interest	—	(2,420,399)	(40,025)

Comprehensive loss attributable to Blue Hat Interactive Entertainment shareholders	(9,515,467)	(19,233,765)	(10,989,799)

Weighted average number of ordinary shares
Basic	584,806	297,230	76,395
Diluted	597,229	309,753	85,652

Earnings per share
Basic loss per share from continued operation	$(16.29)	$(97.93)	$(119.42)
Basic earnings per share from discontinued operation	—	24.86	(3.69)

Diluted Earnings per share:
Diluted loss per share from continued operation	$(16.29)	$(97.93)	$(119.42)
Diluted earnings per share from discontinued operation	—	24.86	(3.69)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

	Ordinary shares			Retained earnings

			Additional paid - in	Statutory		Accumulated other comprehensive	Non- Controlling
	Shares	Par value	capital	reserve	Unrestricted	income	interest	Total

BALANCE, December 31, 2022	98,947	$98,947	$44,145,826	$2,143,252	$(35,113,598)	$834,513	$2,420,399	$14,529,339

Issuance of ordinary shares - cash	42,834	42,834	2,955,563	—	—	—	—	2,998,397
Issuance of ordinary shares-conversion of debt	14,201	14,201	1,075,621	—	—	—	—	1,089,822
Issuance of common stock to pay for goods	420,000	420,000	42,000,000	—	—	—	—	42,420,000
Share based payment service	8,000	8,000	3,651,080	—	—	—	—	3,659,080
Net loss from continued operation	—	—	—	—	(29,107,727)	—	—	(29,107,727)
Statutory reserves	—	—	—	—	—	—	—	—
Disposition of Discontinue operation	—	—	—	—	7,389,310	263,285	(2,420,399)	5,232,196
Foreign currency translation	—	—	—	—	—	(199,032)	—	(199,032)
BALANCE, December 31, 2023	583,982	$583,982	$93,828,090	$2,143,252	$(56,832,015)	$898,766	$—	$40,622,075
Issuance of ordinary shares - cash	1,000	1,000	69,000	—	—	—	—	70,000
Share based payment service	—	—	966,210	—	—	—	—	966,210
Net loss from continued operation	—	—	—	—	(9,524,783)	—	—	(9,524,783)
Foreign currency translation	—	—	—	—	—	9,316	—	9,316
BALANCE, December 31, 2024	584,982	$584,982	$94,863,300	$2,143,252	$(66,356,798)	$908,082	$—	$32,142,818

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,524,783)	$(21,718,417)	$(9,405,081)
Net income (loss) from discontinued operation	—	7,389,310	(282,027)
Net loss from continuing operation	(9,524,783)	(29,107,727)	(9,123,054)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	208,670	260,883	185,083
Amortization of intangible assets	—	159,579	169,149
Impairment of goodwill	—	—	3,681
Impairment of intangible assets	—	1,075,997	—
Impairment of Property, plant and equipment	—	17,308	29,716
Impairment of inventory	—	12,600,000
Interest expenses related to convertible note	—	146,322	100,314
Share-based payments	966,210	3,659,080	4,043,550
Issuance of common stock to pay for goods	—	42,420,000	—
Provision for doubtful accounts	621,894	10,246,270	(1,060,782)
Loss on investment write-off	1,694,269	—	—
Changes in operating assets and liabilities:
Accounts receivable	15,114,858	(14,915,499)	4,762,503
Other receivables	(99,524)	(1,208,861)	385,779
Other receivables – related party	184,633	—	—
Inventories	(47,014,847)	(17,545,153)	116,115
Prepayments	2,405,756	41,367	(773,671)
Operating lease assets	(20,674)	22,102	276
Accounts payable	33,837,633	(6,260)	(21,891)
Other payables and accrued liabilities	753,082	(4,986,175)	92,607
Customer deposits	(44)	(16,609)	12,549
Taxes payable	(12,085)	(35,756)	(395,191)
Net cash used in operating activities - continued operation	(884,952)	(9,773,132)	(1,473,267)
Net cash generated from operating activities - discontinued operation	—	7,661,561	281,780
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	—	—	(3,429)
Proceeds from disposal of equipment	—	—	9,760
Disposal of a subsidiary	—	(15,380)	—
Acquisition of subsidiaries, net of cash received	—	—	5
Net cash (used in) generated from investing activities – continued operation	—	(15,380)	6,336
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of new shares	70,000	2,998,397	88,592
Gross proceeds from issuance of convertible note	—	—	1,550,000
Repayment of convertible note	—	(449,999)	—
Proceeds from other payables - related party	601,856	—	905,171
(Repayment) from loan payables - related party	(61,000)	(102,464)	—
Change in restricted cash	(1,470)	(1,587)	(1,129)
Repayments of short-term loans - banks	(124,526)	(138,393)	—
Net cash generated from financing activities – continued operation	484,860	2,305,954	2,542,634
Net cash used in financing activities – discontinued operation	—	(52,322)	(11,960)
EFFECT OF EXCHANGE RATES ON CASH	5,217	210,505	(1,319,437)
NET CHANGES IN CASH AND CASH EQUIVALENTS	(394,875)	337,186	26,086
CASH AND CASH EQUIVALENTS, beginning of year	409,175	70,402	50,449
CASH AND CASH EQUIVALENTS, end of year	$14,300	$407,588	$76,535

Less: cash and cash equivalents from the discontinued operations, end of year	—	—	(7,262)
CASH AND CASH EQUIVALENT, FROM THE CONTINUING OPERATIONS, end of year	$14,300	$407,588	$69,273

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash and cash equivalents	$14,300	$407,588	$76,535
CASH AND CASH EQUIVALENTS, end of year	$14,300	$407,588	$76,535

Provision for doubtful trade receivables	$(42,525)	$(8,929,110)	$(1,035,345)
Provision for doubtful other receivables	(579,369)	(1,207,145)	(22,869)
Reversal for doubtful prepayments	—	(110,014)	4,925
Allowance for inventory	—	—	(7,492)
(Reversal)/Provision for doubtful accounts	$(621,894)	$(10,246,269)	$(1,060,781)

Cash paid for income tax	$—	$6,081	$1,097,888

Cash paid for interest	$206,625	$222,057	$133,882

SUPPLEMENTAL NON-CASH INVESTING INFORMATION:
Additional of operating lease, right-of-use asset	$1,830,544	$2,353,083	$40,596

SUPPLEMENTAL NON-CASH FINANCING INFORMATION:
Operating lease liabilities	$1,833,678	$235,470	$11,261

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Blue Hat Interactive Entertainment Technology (“Blue Hat Cayman” or the “Company”) is a holding company incorporated on June 13, 2018, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Brilliant Hat Limited (“Blue Hat BVI”) established under the laws of the British Virgin Islands on June 26, 2018.

Blue Hat BVI is also a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”) which was established in Hong Kong on June 26, 2018. Blue Hat HK is also a holding company holding all of the outstanding equity of Xiamen Duwei Consulting Management Co., Ltd. (“Blue Hat WFOE”) which was established on July 26, 2018 under the laws of the People’s Republic of China (“PRC” or “China”) and its wholly owned subsidiary, Hunan Engaomei Animation Culture Development Co., Ltd. (“Blue Hat Hunan”) a PRC company, was established and engaged in designing, producing, promoting and selling interactive toys with mobile games features, online interactive educational program, original intellectual property and peripheral derivatives features worldwide.

On November 13, 2018, Blue Hat Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of Blue Hat Cayman prior to the reorganization. Blue Hat Cayman, Blue Hat BVI, and Blue Hat HK were established as the holding companies of Blue Hat WFOE.

On August 23, 2021, Fujian Blue Hat Group Co., Ltd (“Blue Hat Group”) which was the subsidiary of Blue Hat HK was established under the laws of the PRC.

On February 2021, the Blue Hat WFOE acquired additional 51.5% of Fujian Youth Hand in Hand Educational Technology Co., Ltd (“Fujian Youth”), and Fujian Youth is owned 48.5% by Blue Hat Fujian. On June 2023, Blue Hat Fujian was disposed, and Fujian Youth is 100% owned by Blue Hat WFOE. On March 24 2021, a wholly owned subsidiary Fuzhou Qiande Educational Technology Co., Ltd (“Qiande”), a PRC company, was established under Fujian Youth.

On February 20, 2021, the Company established its wholly owned subsidiaries, Xiamen Bluehat Research Institution of Education Co., Ltd (“Bluehat Research”). On November 15, 2021, the Company deregistered Shenyang Qimengxing Trading Co., Ltd.

During 2021, the Company disposed Xunpusen (Xiamen) Technology Co., Ltd (“Xunpusen”), and Xiamen Jiuqiao Technology Co., Ltd (“Jiuqiao”).

On October 17, 2021, the Company deregistered Chongqing Lanhui Technology Co. Ltd.

On September 30, 2022, Blue Hat Group acquired 100% of Xiamen Shengruihao (“Shengruihao”) Technology Co., Ltd, a PRC company established on June 30, 2021.

On May 10, 2022, the Company has authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, effective May 27, 2022. The reverse stock split would be reflected in December 31, 2023, December 31, 2022, and December 31, 2021 statements of changes in stockholders’ equity, and in per share data for all period presented.

On April 3, 2023, Golden Strategy Ltd (“Golden strategy”) was established under the laws of British Virgin Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Golden Alpha Strategy Limited (“Golden Alpha”) incorporated under the laws of Hong Kong on April 18, 2023 and Blue Hat Technology LLC. (“Blue USA”) incorporated under the laws of United States on July 21, 2023.

On June 13, 2023, Chongqing Duwei Chuangda Electronic Technology Co., Ltd which was the subsidiary of Blue Hat WFOE was established under the laws of PRC.

On July 5, 2023, Guangzhou Huangxin Enterprise Management Co., Ltd which was the subsidiary of Golden Alpha was established under the laws of PRC.

On May 2024, Fuzhou Blue Financial Investment Co., Ltd which was the subsidiary of Blue Hat Cayman was established under the laws of PRC, and on June 2024, it established a wholly owned subsidiary Fuzhou Po Teishin Supply Chain Co., Ltd under the laws of PRC.

March 17, 2025, the reverse stock split at a ratio of 1-for-100 shares was approved by the Company’s board of directors and its shareholders.

Disposition of interactive toys and mobile game business in PRC

On June 8, 2023, the Company disposed the variable interest entities and their subsidiaries, Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”). The subsidiaries including Pingxiang Blue Hat Technology Co. Ltd. (“Blue Hat Pingxiang”), Fujian Lanyun Canghai Technology Co., Ltd (“Fujian Lanyun”). The VIEs and subsidiaries mainly operating in interactive toys and mobile game business in PRC, upon the disposition, the assets and liabilities are transferred to Blue Hat WOFE.

On June 8, 2023, he Company also disposed another variable interest entities and their subsidiaries, Fujian Xinyou Technology Co., Ltd (“Xinyou Technology”), Fresh Joy Entertainment Limited (“Fresh Joy”), Hong Kong Xinyou Entertainment Company (“Xinyou Entertainment”), Fujian Roar Game Technology Co., Ltd (“Fujian Roar Game”) Fuzhou Csfctech Co., Ltd (“Fuzhou CSFC”) and Fuzhou UC71 Co., Ltd (“Fuzhou UC71”). The VIEs and subsidiaries mainly operating in interactive toys and mobile game business in PRC.

The accompanying consolidated financial statements reflect the activities of Blue Hat Cayman and each of the following entities:

Name	Background	Ownership
Brilliant Hat Limited	● A British Virgin Islands company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology

Blue Hat Interactive Entertainment Technology Limited	● A Hong Kong company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Brilliant Hat Limited

Xiamen Duwei Consulting Management Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”). ● Incorporated on July 26, 2018 ● Registered capital of $20,000,000 ● A holding company.	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Fujian Blue Hat Group Co. Ltd.	● A PRC limited liability company ● Incorporated on August 23, 2021. ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Fujian Youth Hand in Hand Educational Technology Co., Ltd.

● A PRC limited liability company, acquired on February 2021.

● Incorporated on September 18, 2017

● Registered capital of $3,106,214 (RMB 20,100,000)

● Educational consulting service and sports related.

100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Hunan Engaomei Animation Culture Development Co., Ltd.

● A PRC limited liability company

● Incorporated on October 19, 2017

● Registered capital of $302,540 (RMB 2,000,000)

● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.

100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Xiamen Bluehat Research Institution of Education Co., Ltd	● A PRC limited liability company ● Incorporated on February 20, 2021 ● Information Technology consulting service	100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Fuzhou Qiande Educational Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on March 24, 2021 ● Information Technology consulting service	100% owned by Fujian Youth Hand in Hand Educational Technology Co., Ltd.

Xiamen Shengruihao Technology Co., Ltd

● A PRC limited liability company, acquired on September 30, 2022

● Incorporated on June 30, 2021

● Registered capital of $ 4,463,754 (RMB 30,000,000)

● Software development, animation design and web design

100% owned by Fujian Blue Hat Group Co. Ltd.

Golden Strategy Ltd.	● A British Virgin Islands company ● Incorporated on April 3, 2023 ● Registered capital of $50,000 ● Gold derivative information service	100% owned by Blue Hat Interactive Entertainment Technology.

Golden Alpha Strategy Limited	● A Hong Kong company ● Incorporated on April 18, 2023 ● Diamond trading	100% owned by Golden Strategy Ltd.

Chongqing Duwei Chuangda Electronic Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on June 13, 2023 ● Registered capital of $141,189 (RMB1,000,000) ● Technical development and service	100% owned by Xiamen Duwei Consulting Management Co., Ltd

Guangzhou Huangxin Management Co.,Ltd	● A PRC limited liability company ● Incorporated on July 5, 2023 ● Registered capital of $1,000,000 ● Supply chain information for diamond trading	100% owned by Golden Alpha Strategy Limited

Blue Hat Technology LLC	● A U.S.A limited liability company ● Incorporated on July 21, 2023 ● Logistic information service	100% owned by Golden Strategy Ltd.

Fuzhou Blue Financial Investment Co., Ltd	● A PRC limited liability company ● Incorporated on May 8, 2024 ● Gold trading and information consulting service	100% owned by Blue Hat Interactive Entertainment Technology.

Fuzhou Po Teshin Supply Chain Co., Ltd	● A PRC limited liability company ● Incorporated on June 11, 2024 ● Gold trading and supply chain management service	100% owned by Fuzhou Blue Financial Investment Co., Ltd.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the SEC.

Discontinued operations

On June 8, 2023, the Company disposed the variable interest entities and their subsidiaries, Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”). The subsidiaries including Pingxiang Blue Hat Technology Co. Ltd. (“Blue Hat Pingxiang”), Fujian Lanyun Canghai Technology Co., Ltd (“Fujian Lanyun”). The VIEs and subsidiaries mainly operate in interactive toys and mobile game business in PRC, upon the disposition, the assets and liabilities are transferred to Blue Hat WOFE.

On June 8, 2023, he Company also disposed another variable interest entities and their subsidiaries, Fujian Xinyou Technology Co., Ltd (“Xinyou Technology”), Fresh Joy Entertainment Limited (“Fresh Joy”), Hong Kong Xinyou Entertainment Company (“Xinyou Entertainment”), Fujian Roar Game Technology Co., Ltd (“Fujian Roar Game”) Fuzhou Csfctech Co., Ltd (“Fuzhou CSFC”) and Fuzhou UC71 Co., Ltd (“Fuzhou UC71”). The VIEs and subsidiaries mainly operate in interactive toys and mobile game business in PRC, the disposition resulting in a gain on disposal of $7,389,310.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly- foreign owned enterprise (“WFOE”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment and intangible assets, capitalized development costs, impairment of long-lived assets, allowance for doubtful accounts, revenue recognition, allowance for deferred tax assets and uncertain tax position, and inventory allowance. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $ 908,296, $898,766 and $834,513 as of December 31, 2024, 2023 and 2022, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2024, 2023 and 2022 were translated at 7.19 RMB, 7.08 RMB and 6.96 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2024, 2023 and 2022 were 7.12 RMB, 7.04 RMB and 6.70 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and restricted cash

Cash and cash equivalents consist of cash on hand; demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Deposits in banks in the PRC are only insured by the government up to RMB500,000, and are consequently exposed to risk of loss. The Company believes the probability of a bank failure, causing loss to the Company, is remote.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows.

Accounts receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 30 -180 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2024 and 2023, allowance for the doubtful accounts was $13,488,433 and $13,658,675, respectively.

Other receivables, net

Other receivables primarily include deposits for business acquisitions, setup of research center, advances to employees, and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2024 and 2023, allowance for the doubtful accounts was $13,987,956 and $13,481,228, respectively.

Inventories

Inventories are comprised of gold held for resale and are stated at the lower of cost and net realizable value using the weighted average method. Diamonds are based on first-in-first-out (FIFO) costs and Gold is based on weighted average costs (WAC). Due to the Company’s inventory principally consisting of gold, the age of the inventories has limited impact on the estimated market value but subject to the risk of changes in market value. The assessment of the net realizable value of inventories was based on significant estimates and judgements made by management in respect of, amongst others, the economic conditions and the forecast market price of gold. Product obsolescence is closely monitored and reviewed by management on an ongoing basis.

Prepayments, net

Current

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2024 and 2023, allowance for the doubtful accounts was $ Nil and $ 427,541, respectively.

Non-current

Non-current prepayment represents cash deposited or advanced for software development expenditure.

As of December 31, 2024 and 2023, allowance for impairment loss was $ Nil and $ 7,824,549 respectively.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Depreciation method	Estimated useful lives

Building	Straight-line	20 years
Electronic devices	Straight-line	3 years
Office equipment, fixtures and furniture	Straight-line	3 years
Automobile	Straight-line	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Software development costs

The Company follows the provisions of ASC 350-40, “Internal Use Software”, to capitalize certain direct development costs associated with internal- used software. ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, as well as office rental, depreciation and related expenses for the Company’s research and product development team. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use.

Business Combinations

The Company applies the provisions of ASC 805, Business Combination and allocates the fair value of purchases consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of the assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets, including but not limited to future expected cash flows from acquired technology and acquired trademarks and user base from a market participant perspective, useful lives and discount rates.

Impairment for long-lived assets other

Long-lived assets, including property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024, 2023 and 2022, impairment for long-lived assets was $ Nil, $1,093,305 and $29,716 respectively.

Long-term investments

Long-term investments include cost method investment and equity method investments.

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares between 20% and 50%, and other factors, such as representation on the Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments.

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. Impairment is recognized when a decline in fair value is determined to be other-than- temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

During the year, the Company has decided to change its business operations to gold trading, thus as of December 31, 2024, it recorded $ 1.69 million loss on investment which were on software development companies.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Our cash and cash equivalents and restricted cash are classified within level 1 of the fair value hierarchy because they are value using quoted market price.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Commodity Trading

For the sale of third-party products where the Company obtains control of the product before transferring it to the customer, the Company recognizes revenue based on the gross amount billed to customers. The Company considers multiple factors when determining whether it obtains control of third-party products, including evaluating if it can establish the price of the product, retains inventory risk for tangible products or has the responsibility for ensuring acceptability of the product. The company recognize revenue from sale of Glycol when no control obtained throughout the transactions.

Diamond Trading

Net sales primarily consist of revenue from diamond, gemstone and jewelry retail sales and payment is required with a credit period of 180 days after delivery. Delivery is determined to be the time of pickup for orders picked up in showrooms, and for shipped orders, delivery is deemed upon shipment. A return policy of 2 days from when the item is picked up or ready for shipment is typically provided; no manufacturing warranty is provided on all jewelry, and diamonds/gemstones. Revenue is recognized when customer gains control over the goods, which is upon delivery.

Information service

This is a service which provides products and technical services to customers generating from third-party media channels (such as WeChat official accounts, mini programs, APP, Tik Tok, Toutiao, Quick Worker, etc.), as well as commissioned development services for interactive marketing tools, company then charged according to the information services that contracted with the customers.

The sales revenue of the information service fee is recognized after the customer confirms the service provided is correct. The premise is: the customer has no uncertainty in the acceptance, the sales price is fixed and determinable when contracted, and the retrievability is also reasonably guaranteed.

Sales of interactive toys

The Company recognizes sales of interactive toys revenues upon shipment or upon receipt of products by the customer, depending on the terms, provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an agreement exists documenting the specific terms of the transaction; the sales price is fixed or determinable; and collectability is reasonably assured. Management assesses the business environment, the customer’s financial condition, historical collection experience, accounts receivable aging, and customer disputes to determine whether collectability is reasonably assured.

The Company routinely enters into arrangements with its customers to provide sales incentives, support customer promotions, and provide allowances for returns and defective merchandise. Such programs are based primarily on customer purchases, customer performance of specified promotional activities, and other specified factors such as sales to consumers. The costs of these programs are recorded as sales adjustments that reduce gross sales in the period the related sale is recognized.

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). VAT taxes are presented as a reduction of revenue.

Shipping and handling

Shipping and handling costs amounted to $322, $521 and $4,481 for the years ended December 31, 2024, 2023 and 2022, respectively. Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs amounted to Nil, Nil and $977,631 for the years ended December 31, 2024, 2023 and 2022, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term, and the accounting of operating lease in this report has been updated to reflect the adoption of FASB’s new guidance on the recognition and measurement of leases.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation.

Total government subsidies amounted to Nil, $70,148 and $19,969 for the years ended December 31, 2024, 2023 and 2022, respectively.

Value added taxes

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. The dilutive shares were 597,229 and 309,753 for the years ended December 31, 2024 and 2023.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans by law. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $30,045, $1,014 and $1,599,627 for the years ended December 31, 2024, 2023 and 2022, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023 07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance effective July 1, 2024 and the adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the ASU to determine its impact on our consolidated financial statements and related disclosures.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	December 31,	December 31,
	2024	2023
Accounts receivable	$13,488,433	$28,816,059
Allowance for expected credit loss	(13,488,433)	(13,658,675)
Total accounts receivable, net	$—	$15,157,384

Movements of expected credit loss are as follows:

Expected credit loss
Beginning balance	$13,658,675	$4,854,638
Addition	106,595	8,929,110
Write-off	(64,070)	—
Exchange rate effect	(212,767)	(125,073)
Ending balance	$13,488,433	$13,658,675

4. OTHER RECEIVABLES, NET

Other receivables consist of the following:

	December 31,	December 31,
	2024	2023

Deposit for business acquisitions	$11,960,764	$12,139,263
Deposit for set-up of research center	83,468	84,714
Others	5,646,585	5,439,957
Allowance for expected credit loss	(13,987,956)	(13,481,228)
Total other receivables, net	$3,702,861	$4,182,706

In 2022, the Company acquired Fuzhou CSFC subject to customary conditions; it signed a three parties agreement that involves Fuzhou CSFC and Quanzhou Yiang Trading Co., Ltd (“Yiang”), of which Yiang is an independent third party. As of December 31, 2024, the Company paid a refundable deposit of $5,806,404 to Yiang as a guarantee, if the financial performance of Fuzhou CSFC does not meet the agreed terms. Since Fuzhou CSFC was disposed, the agreement party changed from Fuzhou CSFC to Blue Hat WFOE. Due to prolonged aging and lack of recoverability, the company recorded a full allowance of $5,806,404.

The Company signed a non-binding letter of intent to acquire a controlling equity interest of Fuzhou Tornado Network Technology Co., Ltd (“Tornado”), subject to customary conditions. Tornado is a developer and distributor of mobile games in China with an international user base across Mainland China, South Korea, the United Arab Emirates and North America. The acquisition price is expected to be based on the valuation of the acquired entities carried out by a qualified independent third party. The Company signed a three parties’ agreement that involves Tornado and Quanzhou Chengtai Co., Ltd (“Chengtai”), of which Chengtai is an independent third party. As of December 31, 2024 the Company paid a refundable deposit of $ 6,154,360 to Chengtai as a guarantee. There is no assurance that the proposed transaction will be consummated, particularly if the financial performance of Tornado does not meet the agreed terms. Due to prolonged aging and lack of recoverability, the company recorded a full allowance of $6,154,360.

In addition, the Company is aiming to establish a research center with Beijing Zhongrun Minan Intelligence Technology Co., Ltd (“Zhongrun”). The project will develop a training platform and application for kindergarten. As of December 31, 2024, the Company paid $ 83,468 to Zhongrun as a refundable deposit for preliminary costs. Due to prolonged aging and lack of recoverability, the company recorded a full allowance of $83,468.

Movements of allowance for expected credit loss are as follows:

Expected credit loss
Beginning balance	$13,481,228	$12,489,219
Addition	579,369	1,207,145
Exchange rate effect	(72,641)	(215,136)
Ending balance	$13,987,956	$13,481,228

5. INVENTORIES, NET

Inventories, net consist of the following:

	December 31,	December 31,
	2024	2023

Gold	64,560,000	—
Diamonds	$—	$17,178,241
Platinum	—	366,912
Total Inventory allowance, net	$64,560,000	$17,545,153

6. PREPAYMENTS, NET

Prepayments, net consist of the following:

	December 31,	December 31,
	2024	2023

Prepayments	$19,267	$36,588
Prepaid research and development expenses	—	2,388,435
Total prepayments, net	$19,267	$2,425,023

	December 31,	December 31,
	2024	2023

Prepayments - current	$19,267	$464,129
Prepayments - non-current	—	10,212,984
doubtful accounts - current	—	(427,541)
Impairment loss	—	(7,824,549)
Total prepayments, net	$19,267	$2,425,023

Movements of allowance for doubtful accounts and impairment loss are as follows:

Beginning balance	$8,252,090	$8,280,780
(Write-off)/Addition	(8,252,090)	110,015
Exchange rate effect	—	(138,705)
Ending balance	$—	$8,252,090

7. LEASES

The Company adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2019 using the modified retrospective method of adoption. The Company elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. In addition, adoption of the new standard resulted in the recording of right of use assets and associated lease liabilities of approximately $1 million each as of January 1, 2019.

Operating lease expense for the years ended December 31, 2024, 2023 and 2022 was $325,412, $283,342 and $329,595, respectively.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of	December 31,
	Balance Sheet	2024
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$1,830,544

Current operating lease liabilities	Operating lease liabilities - current	$166,122
Noncurrent operating lease liabilities	Operating lease liabilities	1,667,556

Total operating lease liabilities		$1,833,678

Weighted average remaining lease term (in years):
Operating leases		15.42

Weighted discount rate:
Operating leases		4.17%

Maturities of lease liabilities were as follows:

For the year ended December 31,	Operating lease
2025	$240,176
2026	233,792
2027	242,892
2028	158,195
Thereafter	1,406,396
Total	$2,281,451
Less: amount representing interest	447,773
Present value of future minimum lease payments	1,833,678
Less: Current obligations	166,122
Long-term obligations	$1,667,556

As of December 31, 2024 and 2023, the Company has additional operating lease commitments that have not yet commenced of approximately $0 and $0.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2024	2023
Building	$4,322,359	$4,322,359
Electronic devices	306,155	310,724
Office equipment, fixtures and furniture	41,215	40,324
Vehicle	1,194	1,212
Subtotal	4,670,923	4,674,619
Less: accumulated depreciation and amortization	(1,288,850)	(1,084,461)
Less: impairment	(44,740)	(45,407)
Total	$3,337,333	$3,544,751

The depreciation expenses for the years ended December 31, 2024, 2023 and 2022 was $208,670, $260,883 and $185,083, respectively.

9. INTANGIBLE ASSETS, NET

The Company’s intangible assets with definite useful lives primarily consist of patents and licensed software. The following table summarizes the components of acquired intangible asset balances as of:

	December 31,	December 31,
	2024	2023

Patents	$—	$1,241,199
Licensed software	—	16,923,586
Less: accumulated amortization	—	(3,766,061)
Less: impairment	—	(14,398,724)
Intangible assets, net	$—	$—

Amortization expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $ Nil, $159,579 and $169,149, respectively. The Company assessed some of the licensed software is unlikely to generate cash flow, as of year ended December 2023, it recorded $14,398,724 impairment loss and it carries no value as of December 2024.

10. LONG-TERM INVESTMENTS

The Company’s long-term investments consist of cost method investment.

Cost method investment

On September 20, 2018, Blue Hat Fujian formed a joint venture with Fujian Jin Ge Tie Ma Information Technology Co., Ltd., contributing a 20.0% equity interest in Xiamen Blue Wave Technology Co. Ltd. (“Xiamen Blue Wave”), a PRC company. The ownership percentage diluted to 15.0% upon other shareholders contributed additional investment into Xiamen Blue Wave in December 2018. As the Company did not have significant influence over the investee, the investment in Xiamen Blue Wave was accounted for using the cost method. As of December 31, 2023 and 2022, the carrying value of cost method investment in Xiamen Blue Wave was $1,694,269 and $1,722,999 respectively.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. Impairment is recognized when a decline in fair value is determined to be other-than- temporary.

On July 2024, the joint venture was deregistered, as the Company has decided to change its business operations to gold trading, thus as of December 31, 2024, it recorded $ 1.69 million fully loss on investment.

11. CREDIT FACILITIES

Short term loans - banks

Outstanding balances on short-term bank loans consisted of the following:

Institute		Interest	Collateral/ December 31,		December 31,
name	Maturities	rate	Guarantee	2024	2023
Xiamen Rural Commercial Bank	January 2025	6.58%	Guarantee by 14 property rights	146,341	273,713
Total				$146,341	$273,713

Interest expense pertaining to the above short-term for the years ended December 31, 2023, 2022 and 2021 amounted to $30,897, $26,530 and $33,569, respectively.

 12. ACCOUNT PAYABLES

Account payables consist of the following:

	December 31,	December 31,
	2024	2023
Gold	$33,876,967	$—
Game equipment	118,029	119,790
Information Technology service	161,364	198,939
Total accounts payable	$34,156,360	$318,729

 On August 28, 2024, the company signed a tripartite agreement on the transfer of accounts receivable with one supplier and four customers. The accounts receivable has been offset against accounts payable, with an amount of $33.87 million.

13. OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	December 31,	December 31,
	2024	2023
Payables to non-trade vendors and service providers	$3,744,669	$3,475,685
Salary payables	948,829	473,086
Interest payable	33,011	—
Other miscellaneous payables	54,456	79,112
Total other payables and accrued liabilities	$4,780,965	$4,027,883

14. CONVERTIBLE NOTES PAYABLE

As of December 31, 2024 and 2023, convertible debt consisted of the following:

	December 31,	December 31,
	2024	2023

Beginning	$—	$1,393,499
Addition	—	—
Interest expenses	—	146,322
Paid for cash	—	(449,999)
Conversion	—	(1,089,822)
Convertible debt, net	$—	$—

Pursuant to this note, the Company, from time to time, offering the Ordinary Shares, par value 0.01, for an aggregate offering price of $1,550,000, issuable upon the conversion of $1,705,000 principal amount of 6% convertible note due January 14, 2024 (the “Note”).

On October 14, 2022, the Company entered into an agreement with Streeterville Capital, LLC (the “Purchaser”). The Purchaser bought the Note which has a principal amount of $1,705,000 and bears an interest rate that equals to 6% per annum, payable after the purchase price date, unless earlier period, or converted.

The Note has a conversion price equal to eighty percent (80%) of the lowest daily VWAP (the dollar volume-weighted average price for ordinary shares on the Nasdaq Capital Market) during the 10 consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than US$0.70 per Ordinary Share or any reset lowest price as applicable (the “Floor Price”). The Note was amended on October 14, 2022 to the effect that the Floor Price is set to $0.70. In the event the Company’s VWAP is lower than the Floor Price, the Company could repay the amount by cash.

The principal and the interest payable under the Note will become due and payable within 15 months after the Maturity Date, unless earlier converted or prepaid by us. At any time from the Maturity Date until the Outstanding Balance has been paid in full, the Purchaser may convert the Note at their option into our Ordinary Shares at the Conversion Price. The Company have the right, but not the obligation, to prepay a portion or all amounts outstanding under the Note prior to the Maturity Date at a cash price equal to 115% of the outstanding Principal balance to be prepaid and plus accrued and unpaid interest, and we provide the holder of the Note not less than ten 10 business days’ prior written notice of our desire to exercise an Optional Prepayment.

15. RELATED PARTY BALANCES AND TRANSACTIONS

Other receivables - related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2024	2023

Xiaodong Chen	CEO		$—	$3
Blue Hat Fujian	Shareholders’ investment company	Disposal consideration	1,388,643	1,559,671
Blue Hat Pingxiang	Shareholders’ investment company	Disposal consideration	38,496	39,070
Fujian Blue Hat Interactive Entertainment Technology Co., Ltd. Fuzhou Branch	Shareholders’ investment company	Other receivable	1,587	—
Fujian Lanyuncanghai Technology Co., Ltd	Shareholders’ investment company	Other receivable	337,935	342,979
Total			$1,766,661	$1,941,723

Other payables - related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2024	2023

Tao Fan	The brother of COO	loans	600,885	—
Xiaodong Chen	CEO	Lease and other payable	$971	$—
Total			$601,856	$—

Long term loans - related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2024	2023

Xiaodong Chen	CEO	Borrowing	$770,155	$831,155
Bequtiful Jade Ltd	Shareholders’ investment company	Attorney fee	3,795	3,795
Total			$773,950	$834,950

Long term loans from related parties are unsecured and interest free, the payment was due on January 31, 2026.

16. Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Blue Hat BVI and Golden Strategy are incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

 United States

Blue USA which is a limited liability company that is taxed as a partnership for U.S. federal and certain state and local income tax purposes. Blue USA’s net taxable income or loss and related tax credits, if any, are passed through to its members on a pro-rata basis and included in the member’s tax returns. The income tax burden on the earnings taxed to the non-controlling interest holders is not reported by the Company in its consolidated financial statements under GAAP.

Hong Kong

Blue Hat HK and Golden Alpha are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Blue Hat HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

PRC companies are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case- by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Tax savings for the years ended December 31, 2024, 2023 and 2022 amounted to $6,837,700, $8,847,998 and $6,402,621, respectively. The Company’s basic and diluted earnings per shares would have been lower by $16.29, $97.93 and $119.42 per share for the years ended December 31, 2024, 2023 and 2022, respectively, without the preferential tax rate reduction.

Significant components of the provision for income taxes are as follows:

	December 31,	December 31,
	2024	2023

Current	$—	$6,081
The provision for income taxes	$—	$6,081

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate reduction	(10.0)%	(10.0)%	(10.0)%
Permanent difference	(15.2)%	(15.2)%	(15.2)%
Effective tax rate	(0.2)%	(0.2)%	(0.2)%

As of December 31, 2024, 2023 and 2022, the Company had approximately $27 million, $35 million and $26 million of allowance for doubtful accounts with deferred tax assets of approximately $0, $0 and $0, respectively. The Company estimates there will not be sufficient future income to realize the deferred tax assets as of December 31, 2024 and 2023. Thus, there were no valuation allowances of December 31, 2024 and 2023 in respect to the deferred tax assets on allowance for doubtful accounts.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2024, 2023 and 2022. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2024.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 16%, and then changed to 13% and 6% starting in April 2019 of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31,	December 31,
	2024	2023

VAT taxes payable	$435,132	$441,704
Income taxes payable	180,315	183,171
Other taxes payable	178,045	180,702
Totals	$793,492	$805,577

17. CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash (including restricted cash and certificate deposits). As of December 31, 2024, 2023 and 2022, $16,748, $409,175 and $70,402 were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the year ended December 31, 2024, four customers accounted for 29.7%, 26.0%, 23.6% and 20.8% of the Company’s total revenues. For the year ended December 31, 2023, two customers accounted for 17.15% and 10.14% of the Company’s total revenues. For the year ended December 31, 2022, five customers accounted for 18.6%, 16.8%, 16.2%, 10.9% and 10.2% of the Company’s total revenues.

As of December 31, 2024, the Company does not have balance in AR. As of December 31, 2023, four customers accounted for 36.2%, 26.9%, 19.0% and 17.3% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2024, one vendor accounted for 100% of the Company’s total purchases. For the year ended December 31, 2023, two vendors accounted for 28.98% and 20% of the Company’s total purchases. For the year ended December 31, 2022, three vendors accounted for 22.67%, 13.82% and 13.09% of the Company’s total purchases.

As of December 31, 2024, one vendor accounted for 99.2% of the total balance of accounts payable. As of December 31, 2023, four vendors accounted for 37.5%, 14.37%, 10.53% and 10.12% of the total balance of accounts payable.

18. SHAREHOLDERS’ EQUITY

Ordinary shares

Blue Hat Cayman was established under the laws of Cayman Islands on June 13, 2018. The authorized number of ordinary shares is 500,000,000 shares with a par value of $0.01 per ordinary share.

On May 10, 2022, the Company has authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, effective May 27, 2022. The reverse stock split would be reflected in December 31, 2023, and December 31, 2022 statements of changes in stockholders’ equity, and in per share data for all period presented.

On June 6, 2022, DTCC is presenting 35,641,462 shares for reverse split and request 3,572,818 shares after reverse split. The additional 8,762 shares requested represents Beneficial/Participant.

Securities Purchase Agreement

In June 2022, the Company entered into an Agreement with Aegis Capital Corp., to engages Aegis act as the Company’s exclusive underwriter and investment banker to consist of a sale of up to $10 million of the Company’s Securities. On July 11, 2022, the company issued 500,000 ordinary shares, par value $0.01 per share in the purchase contracts at a price of $3.60 per share directly to Blackhorse Capital Co., Ltd and Gold Bull Capital Co., Ltd respectively. Under the terms of the securities purchase agreement the Company has agreed that the undersigned, Hudson Bay Master Fund Ltd., entitled to 94,429 ordinary shares of the warrant issued on July 15, 2020, and has exercised 60,845 ordinary shares as of July 26, 2022 on a Cashless basis, with the bid price as of such time of execution of this exercise was $2.65 per share. The Company has agreed that the undersigned, Hudson Bay Master Fund Ltd., entitled to 300,000 ordinary shares of the warrant issued on July 15, 2020, and has exercised 100,933 and 108,714 ordinary shares respectively as of August 2, 2022 and August 4, 2022 on a Cashless basis, with the bid price as of such time of execution of this exercise was $2.51 and $2.24 per share.

On March 2023, the Company entered into an Agreement with F&P Capital Management Company Limited to consist of a sale of 4,000,000 ordinary shares, par value $0.01 at a total consideration of $2,800,000. F&P act as the Company’s party to distribute the shares to individuals: Wei WEN, Youzhi FAN, Ping LIU, Qian WANG, Chengcheng FAN, and Yao CHENG.

On September 2023 afterwards, the Company announced that the securities purchase agreement dated as of July 8, 2020 with Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and Hudson Bay Master Fund Ltd. was effective. The effectiveness of the 1-for-10 reverse split of the ordinary shares, par value $0.001 per share, the exercise price per share of the common stock shall be adjusted to $0.70, result in an additional warrant amount of $283,425.

On February and March 2024, the Company announced that the securities purchase agreement dated as of July 8, 2020 with Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and Hudson Bay Master Fund Ltd. was effective. The effectiveness of the 1-for-10 reverse split of the ordinary shares, par value $0.001 per share. The exercise price per share of the common stock shall be adjusted to $0.70, the company issued 25,000 and 75,000 shares at $0.7 per share, respectively.

Consulting Service Agreement

On July 29, 2020, the Company entered into a Consulting Service Agreement (the “Agreement”) with First Trust China Ltd (the “Consultant”), a company incorporated in PRC, pursuant to which Consultant will: (i) assisting the Company in planning and implementing new business plans with the objective of improve Company’s long-term growth potential and delivering values to shareholders; (ii) advising the Company’s board of directors and management on all matters as positioning the Company for its next stage of growth; (iii) identifying prospective joint venture and strategic alliance opportunities for the Company, helping the Company to negotiate agreements and advising the Company on mergers and acquisitions; and (iv) identifying potential merger and acquisition targets for the Company, and provide necessary business analysis, evaluation and due diligence of the targeted companies as requested by the Company, as well as advising the Company on specific merger/acquisition issues. The term of the Agreement is one year. In consideration of the services to be provided by the Consultant to the Company, the Company agrees to pay the Consultant consulting fee totally $360,000 or 500,000 common shares. The Company shall issue a total of 500,000 of the Company Ordinary shares (the “Consultant Shares”) as the payment for the above mentioned consultant fee to the Consultant. For the year ended December 31, 2020, the Company recorded stock related compensation of $287,500, based on the stock closing price of $1.15 within ten days of the Agreement date, for the 250,000 shares which were released to the Consultant immediately upon issuance. On September 14, 2021, the Company released the second batch of 250,000 shares to the Consultant and the Company will recognize stock related compensation of $155,825 for the 250,000 shares. On March 30, 2022, the BOD of company announced to issue an aggregate of 5,000,000 and 3,000,000 ordinary shares of the Company, par value 0.001 to Chengguo and Qirui , respectively, according to the Technical Consulting Service Contract between the Company Chengguo and Qirui dated Jan 1, 2021 . According to the Supplementary agreement, Chengguo and Qirui provided service, and the service period for Chengguo was from January 1, 2021 to Dec 31 2023 and the service period for Qirui was from January 1, 2021 to December 31, 2023. Because the first year of agreement was period of investigation, both services started at January 1, 2022 actually as stated in the agreement. It resulted the amortization of additional paid-in capital was 2 years for this agreement. And the shares were issued on April 7, 2022. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under Technology Development Service Agreement by and between the Company and Fujian Xinwanzhong Network Technology Co., Ltd., pursuant to which the Company will issue an aggregate of 8,000,000 restricted ordinary shares of the Company, par value $0.001 per share. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under the Consultancy Service Contract by and between Blue Hat Interactive Entertainment Technology, the Company and Shenzhen BAK Battery Co., Ltd., pursuant to which the Company will issue an aggregate of 2,800,000 restricted ordinary shares of the Company, par value $0.001 per share. The agreement has been terminated in 2024. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under the Technical Consulting Service Contract by and between the Company and Beijing Kehuihua Planning Consulting Co., Ltd., pursuant to which the Company will issue an aggregate of 2,600,000 restricted ordinary shares of the Company, par value $0.001 per share. The agreement has been terminated in 2024. On May 2023 , the Company engaged Dengwei as the non-exclusive advisor to assist the Company in identifying potential business development opportunities, merging and acquisition opportunities and negotiation with identified businesses, under the agreement, the Company issue 500,000 common shares, par value $0.01 per share.

On August 29, 2023, the Company and FirsTrust China Ltd signed a consulting contract to provide the Company with consulting advice on development strategies and business operations for a period of 6 months from August 29 2023 to February 28, 2024, the contractual payment is for a total of 300,000 ordinary shares.

Diamond purchase agreement

On June 28, 2023, the Company has entered into two diamonds purchased agreements with Alpha Infinity Fintech Inc. and Fujian Blue Sea Resting Sun Science and Technology Limited respectively, pursuant to which the Company agreed to purchase the diamonds from and the subscribers have agreed to sell to the Company, a number of diamonds valued at $25,472,904.53 in respect of the Diamonds Purchase with Alpha and $5,607,025.14 in respect of the Diamonds Purchase with Blue Sea, totaling $31,079,929.67 in value. Pursuant to the Alpha Agreement, the consideration for the Diamonds thereunder shall be settled by way of (i) issuance of the Company’s ordinary shares, par value $0.01 per share to Alpha and its designated allottees; and (ii) payment of $1.3 million in cash. Pursuant to the Blue Sea Agreement, the consideration for the Diamonds thereunder shall settled by way of issuance of the Company’s Ordinary Shares to Blue Sea and its designated allottees. Part of the consideration will be in the form of the Company issuing to the subscribers a total of 42,000,000 Ordinary Shares for a purchase price of $0.71 per Purchased Share and a total aggregate consideration of $29,820,000. As the closing price of the Company stock was $1.01 per share on June 28, 2023, the purchased was $42,000,000.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Blue Hat WFOE and Blue Hat Fujian (collectively “Blue Hat PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Blue Hat PRC entities.

Blue Hat PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, Blue Hat PRC entities may allocate a portion of its after- tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Blue Hat PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Blue Hat PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Blue Hat PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024, 2023 and 2022 amounts restricted are the paid-in-capital and statutory reserve of Blue Hat PRC entities, which amounted to $97,432,004, $96,555,324 and $46,388,025, respectively.

Payments-omnibus equity plan

The 2020 Equity Incentive Plan was adopted by the shareholders of the Company on December 9, 2020, the maximum number of ordinary shares in respect of which any awards may be granted or paid out thereunder is 6,000,000 ordinary shares of par value of US$0.001 per share. Pursuant to the resolutions of the shareholders of the Company passed on 10 May 2022, every 10 ordinary shares of a par value of US$0.001 each in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 ordinary share of a par value of US$0.01 each (the “Share Consolidation”). After the Share Consolidation, the maximum number of ordinary shares in respect of which any awards may be granted or paid out under the 2020 Plan is 600,000 ordinary shares of par value of US$0.01 per share.

Statutory reserve

During the years ended December 31, 2024, 2023 and 2022, Blue Hat PRC entities collectively attributed nil, nil and nil of retained earnings for their statutory reserves, respectively.

Capital contributions

During the year ended December 31, 2024, 2023 and 2022, the Company’s shareholders contributed $876,680, $37,567,299, and $7,908,957 to the Company.

19. IMPAIRMENT LOSS

Movements of impairment loss for goodwill are as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Acquisition of Shengruihao - goodwill	$—	$—	$3,681
Impairment loss	—	—	(3,681)

The Company recorded nil an nil of impairment loss in fiscal year 2024 and 2023 respectively .

Acquired intangible assets are recognized based on their cost to the Company, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s book. These assets are amortized over their useful lives if the assets are deemed to have a finite life and they are reviewed for impairment by testing for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The fair value of an intangible asset is the amount that would be determined if the entity used the assumptions that market participants would use if they were pricing the intangible asset. The useful life of the Company’s intangible assets is ten years, which is determined by using the time period that an intangible is estimated to contribute directly or indirectly to a Company’s future cash flows. The Company assessed some of the licensed software is unlikely to generate cash flow, as of year ended December 2024 and 2023, it recorded nil and $1,075,997 impairment loss respectively.

Property plant and equipment are recognized based on their cost to the Company, which generally includes the transaction costs of the asset acquisition. These assets are amortized over their useful lives if the assets are deemed to have a finite life. The useful life of the impaired asset is three years, which is determined by using the time period that an property plant and equipment is estimated to contribute directly or indirectly to a Company’s future cash flows. The Company assessed some of the asset is unlikely to generate cash flow, as of year ended December 2024 and 2023, it recorded nil and $17,308 impairment loss respectively.

On January 25, 2021, Blue Hat Cayman acquired 100% entity interest of Fresh Joy under the Company. Goodwill was formed while acquisition. The Company tests goodwill for impairment for its reporting units on an annual basis, or when events occur or circumstances indicate the fair value of a reporting unit is below its carrying value. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that implied fair value of the goodwill within the reporting unit is less than its carrying value.

The Company uses the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to forecasts of future revenue and operating margin. In addition, the discounted cash flow model requires the Company to select an appropriate weighted average cost of capital based on current market conditions as of December 31, 2022. The Company has concluded that goodwill impairment loss is $3,681 as of December 31, 2022.

20. DISCONTINUED OPERATIONS

On June 8, 2023, the Company disposed the variable interest entities and their subsidiaries, Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”). The subsidiaries including Pingxiang Blue Hat Technology Co. Ltd. (“Blue Hat Pingxiang”), Fujian Lanyun Canghai Technology Co., Ltd (“Fujian Lanyun”). The VIEs and subsidiaries mainly operating in interactive toys and mobile game business in PRC, upon the disposition, the assets and liabilities are transferred to Blue Hat WOFE.

On June 8, 2023, he Company also disposed another variable interest entities and their subsidiaries, Fujian Xinyou Technology Co., Ltd (“Xinyou Technology”), Fresh Joy Entertainment Limited (“Fresh Joy”), Hong Kong Xinyou Entertainment Company (“Xinyou Entertainment”), Fujian Roar Game Technology Co., Ltd (“Fujian Roar Game”) Fuzhou Csfctech Co., Ltd (“Fuzhou CSFC”) and Fuzhou UC71 Co., Ltd (“Fuzhou UC71”). The VIEs and subsidiaries mainly operating in interactive toys and mobile game business in PRC, the disposition resulting in a gain on disposal of $7,389,310.

Loss from discontinued operations for the ended December 31, 2023 was as follows:

December 31,
2023
Revenues	$—
Cost of sales	—
Gross profit	—
Operating expenses:
General and Administrative	—
Selling expenses	—
Research and development	—
Total	$—
Other income (expense)
Interest income	$—
Other (expense) income, net	—
Other finance expenses	—
Total	—
Loss from discontinued operations before income tax	—
Income tax provision	—
Loss from discontinued operations before non-controlling interest	$—
Less: Net loss attributable to non-controlling interest	—
Foreign currency translation	—
Gain/(Loss) from discontinued operation	$7,389,310

21. COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has entered into three agreements for game software development and one agreement for community software development. As of December 31, 2024 and 2023, the Company’s commitment under these agreements amounted to $ Nil and $2,388,435. The Company has decided to change the business strategy to gold trading, thus it has suspended all the software business. The projects following did not make any progress since 2023, thus the contracts are terminated and recorded as expensed.

On Aug 26, 2021, the Company entered into a Sanguo game software development with Chengguo with total contract amount $1,263,642. $439,098 was paid to Chengguo when contract was first signed. $252,728 is expected to be paid to the developer when the project completed by 70%, until Dec 31, 2024, the program has completed 70%, but the contract is terminated.

On Sep 14, 2021, the Company entered into a Monopoly game software development with Xiamen Chengguo intelligence technology Co.,Ltd (“Chengguo”) with total contract amount $906,434. $332,394 was paid to Chengguo when contract was first signed. $272,495 is expected to be paid to the developer when the project completed by 80%, until Dec 31, 2024, the program has completed 75%, but the contract is terminated.

On Nov 3, 2021, the Company entered into a box game software development with Fuzhou Qirui software development Co.,Ltd (“Qirui”) with total contract amount $1,280,585. $612,721 was paid to the developer when the contract first signed. $635,351 is expected to be paid to the developer when the project completed by 50%, until Dec 31, 2024 the program has competed by 65%, but the contract is terminated .

On Oct 18, 2022, the Company entered into a platform development with Chengguo aiming to analyze the statistics of commodity and jewelry transactions with total contract amount $1,601,084. $1,004,222 was paid to Chengguo when contract was first signed. $399,565 is expected to be paid to the developer when the project completed by 70%, until Dec 31, 2024, the program has completed 20%, but the contract is terminated.

22. SUBSEQUENT EVENT

On March 2025, the Company has successfully completed the final payment for the gold transaction between its fully owned subsidiary Golden Strategy     and a third-party Macau Rongxin Precious Metals Technology Co., Ltd. which was followed by a sales agreement from October 2023. According to the agreement, the transaction was concluded after the company settled the final balance through the issuance of the ordinary shares. The ordinary shares are subject to 3-year lock-up period and do not carry voting rights.

March 17, 2025, the reverse stock split at a ratio of 1-for-100 shares was approved by the Company’s board of directors and its shareholders.

23. SEGMENT INFORMATION AND REVENUE ANALYSIS

The Company follows ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company has three reporting segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company considers itself to be operating within one reportable segment. The Company’s revenue and net income are substantially derived from diamond trading.

Disaggregated information of revenues by business lines are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022

Diamond trading	$18,724,190	$15,152,777	$—
Commodity trading	—	58,118,001	1,149,163
Information service	—	415,955	884,329
Interactive toys - animation series	—	—	6,903
Interactive toys - game series	—	—	155,559
Total revenues	$18,724,190	$73,686,733	$2,195,954

Disaggregated information by business lines are as follows:

Year ended December 31, 2024

Diamond Trading
Revenue	$18,724,190

Costs of revenue	(17,178,241)
Gross Profit	1,545,949

Year ended December 31, 2023

	Diamond	Commodity	Information
	Trading	Trading	service
Revenue	$15,152,777	$58,118,001	$415,955

Costs of revenue	(13,901,688)	(58,081,952)	(549,242)
Gross Profit	1,251,089	36,049	(133,287)

Year ended December 31, 2022

	Interactive toys animation series	Interactive toys game series	Commodity Trading	Information Service

Revenue	$6,903	$155,559	$1,149,163	$884,329
Costs of revenue	(3,420)	(78,118)	(50,804)	(826,096)
Gross Profit	$3,483	$77,441	$1,098,359	$58,233

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Domestic PRC revenues	$18,724,190	$73,686,733	$2,195,954
Export revenues	—	—	—
Total revenues	$18,724,190	$73,686,733	$2,195,954

Segment asset

	December 31,	December 31,
	2024	2023
Diamond trading	$10,672,436	$33,029,615
Gold	64,560,000	—
Commodity trading	—	114,900
Information service	—	2,507,120
Corporate and Unallocated	—	13,611,203
Total	75,232,436	49,262,838

Assets subject to attribution to business segments largely include property, plant and equipment, receivable and right of use assets. All other items are reflected in Corporate and Unallocated.

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

PARENT COMPANY BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$—	$23,107
Account receivables, net	—	15,090,224
Other receivables, net	—	4,299,894
Inventories	—	17,178,241
Total current assets	—	36,591,466
Non-current assets:
Property, plant and equipment, net	3,321,582	3,526,773
Investment in subsidiaries	31,036,848	1,961,211
Total non-current assets	34,358,430	5,487,984
Total assets	$34,358,430	$42,079,450
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Other payables and accrued liabilities	$1,441,662	$622,425
Other payables - related party	—	—
Short-term loans	—	—
Convertible notes payable	—	—
Total current liabilities	1,441,662	622,425
Non-current liabilities	773,950	834,950
Total liabilities	2,215,612	1,457,375
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, $1.00 par value, 5,000,000 shares authorized, 584,982, 583,982, shares issued and outstanding as of December 31, 2024 and 2023 respectively	584,982	583,982
Additional paid-in capital	94,863,300	93,828,090
Statutory reserves	2,143,252	2,143,252
Retained earnings	(66,356,798)	(56,832,015)
Accumulated other comprehensive losses	908,296	898,766
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	32,142,818	40,622,075
Non-controlling interest	—	—
Total equity	32,142,818	40,622,075
Total liabilities and shareholders’ equity	$34,358,430	$42,079,450

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022

Revenues	18,724,190	15,152,777	—
Cost of sales	(17,178,241)	(13,901,688)	—
Gross profit	1,545,949	1,251,089	—
Operating expenses:
General and administrative expenses	$(1,639,119)	$(2,195,689)	$(2,621,808)
Research and development	(797,650)	(2,438,520)	(2,278,990
Impairment loss	—	(12,600,000)
Other income (expenses):
(Interest expense)/interest income	—	(146,322)	(100,314)
Other finance expenses	(2,107)	(60,032)	(6,998)
Equity income of subsidiaries and VIEs from continue operation	(8,631,856)	(12,918,251)	(4,114,945)
Equity income of subsidiaries and VIEs from discontinued operation	—	7,389,310	(282,027)

NET (LOSS) INCOME	(9,524,783)	(21,718,417)	(9,405,081)
FOREIGN CURRENCY
Translation adjustment from continued operation	9,316	(199,032)	(1,883,571
Translation adjustment from discontinued operation	—	263,285	258,828
COMPREHENSIVE (LOSS) INCOME	$(9,515,467)	$(21,654,164)	$(11,029,824)
Less: Comprehensive income attributable to non-controlling interest	—	(2,420,399)	(40,025)
Comprehensive income attributable to
Blue Hat Interactive Entertainment Technology shareholders	$(9,515,467)	$(19,233,765)	$(10,989,799)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continued operation	$(9,524,783)	$(29,107,727)	$(9,123,054)
Adjustments to reconcile net income to cash used in operating activities:
Impairment loss of inventory	—	12,600,000
Equity income of subsidiaries and VIEs	8,631,856	12,918,251	4,114,945
Changes in operating assets and liabilities:
Depreciation of property, plant and equipment	205,190	205,190	205,259
Share based payments	966,210	—	—
Account receivables	(1,545,949)	—	—
Other receivables	—	(15,865,859)	(3,319,855)
Inventories	—	(17,178,241)	—
Other payables and accrued liabilities	819,238	(7,419,077)	(323,274)
Provision for doubtful accounts	446,131	—	—
Net cash used in operating activities	(2,107)	(43,847,463)	(8,445,980)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	—	7,773,600	—
Increase in investment	(30,000)	—	—
Investment in subsidiary	—	—	(1,767,824)
Net cash used in investing activities	(30,000)	7,773,600	(1,767,824)
CASH FLOWS FROM FINANCING ACTIVITIES:
Underwriter’s partial exercise of over-allotment option, net of issuance costs	70,000	37,567,299	7,908,956
Other payables related party	—	(3,799)	(5,389)
Repayment of short-term loans	—	—	—
Proceeds from long-term loans - related party	—	—	914,771
Repayment of long-term loans - related party	(61,000)	(79,821)	—
Repayment of convertible payables	—	(1,393,499)	—
Proceeds from convertible payables	—	—	1,393,499
Net cash used in investing activities	9,000	36,090,179	10,211,837
EFFECT OF EXCHANGE RATE ON CASH	—	—	—
NET CHANGES IN CASH AND CASH EQUIVALENTS	(23,107)	16,316	(1,967)
CASH AND CASH EQUIVALENTS, Beginning of year	23,107	6,791	8,758
CASH AND CASH EQUIVALENTS, end of year	$—	$23,107	$6,791

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash and cash equivalents	$—	$23,107	$6,791
Restricted cash	—	—	—
CASH AND CASH EQUIVALENTS, end of year	$—	$23,107	$6,791

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
ASSETS	2025	2024
		(Audited)
Current assets:
Cash and cash equivalents	$1,064,151	$14,300
Restricted cash	1,476	1,470
Inventories	56,429,528	64,560,000
Accounts receivable, net	13,326,753	—
Other receivables, net	9,878,653	3,702,861
Other receivables - related party	1,742,919	1,766,661
Prepayments, net	18,246	19,267
Total current assets	82,461,726	70,064,559

Property and equipment, net	3,234,186	3,337,333

Other assets:
Operating lease, right-of-use asset	1,715,494	1,830,544
Total other assets	4,949,680	5,167,877
Total assets	$87,411,406	$75,232,436

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans - banks	$—	$146,341
Taxes payable	796,804	793,492
Accounts payable	280,556	34,156,360
Other payables and accrued liabilities	1,935,794	4,780,965
Other payables - related party	396,355	601,856
Operating lease liabilities - current	167,958	166,122
Customer deposits	2,988	2,976
Total current liabilities	3,580,455	40,648,112

Other liabilities:
Operating lease liability	1,591,647	1,667,556
Long term payable -related party	773,950	773,950
Total other liabilities	2,365,597	2,441,506
Total liabilities	5,946,052	43,089,618

COMMITMENTS AND CONTINGENCIES
Shareholders’ equity
Ordinary shares, $0.0000001 par value, 5,000,000,000,000,000 shares authorized, 72,439,308,910,000 shares issued and outstanding as of June 30, 2025, and 5,849,828,110,000 shares issued and outstanding as of December 31, 2024*	7,243,930	584,982
Additional paid-in capital	138,382,497	94,863,300
Statutory reserves	2,143,252	2,143,252
Retained earnings	(67,212,720)	(66,356,798)
Accumulated other comprehensive income	908,395	908,082
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	81,465,354	32,142,818
Total equity	81,465,354	32,142,818
Total liabilities and shareholders’ equity	$87,411,406	$75,232,436

* The change of the par value to US$0.0000001 par value each, in connection with certain merger of the Company with Lanjin Technology Co., Ltd effective July 16, 2025 is retroactively restated.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2025	2024
Revenues	$13,326,754	$13,078,529
Cost of revenue	8,456,515	11,998,711
Gross profit	4,870,239	1,079,818

Operating expenses:
General and administrative	5,688,833	1,966,815
Research and development	894	340,389
Total operating expenses	5,689,727	2,307,204

Loss from operations	(819,488)	(1,227,386)

Other income (expense)
Interest income	3	16
Interest expense	(30,957)	(66,724)
Other finance expenses	(5,548)	(1,615)
Other income (expense), net	68	(138)
Total other expenses, net	(36,434)	(68,461)

Loss before income taxes	(855,922)	(1,295,847)
Provision for income taxes	—	—
Net Loss	(855,922)	(1,295,847)

Other comprehensive loss
Net loss	(855,922)	(1,295,847)
Foreign currency translation adjustment	313	(21,943)
Comprehensive loss	$(855,609)	$(1,317,790)

Weighted average number of ordinary shares
Basic	47,856,738,100,000	5,846,270,400,000
Diluted	47,980,970,550,000	5,970,502,850,000

Losses per share
Basic loss per share from continued operations	$(0.000000018)	$(0.00000022)
Basic loss per share from discontinued operations	—	$—
Diluted losses per share
Diluted loss per share from continued operations	$(0.000000018)	$(0.00000022)
Diluted loss per share from discontinued operations	—	$—

UNAUDITED CONSOLIDATED STATEMENTS OF EQUITY

	Ordinary shares			Retained earnings

			Additional paid - in	Statutory		Accumulated other comprehensive
	Shares*	Par value	capital	reserve	Unrestricted	income	Total

BALANCE, December 31, 2023	5,839,828,110,000	$583,982	$93,828,090	$2,143,252	$(56,832,015)	$898,766	$40,622,075
Issuance of ordinary shares - cash	10,000,000,000	1,000	69,000	—	—	—	70,000
Share based payment service	—	—	403,340	—	—	—	403,340
Net loss from continued operation	—	—	—	—	(1,295,847)	—	(1,295,847)
Foreign currency translation	—	—	—	—	—	(21,943)	(21,943)
BALANCE, June 30, 2024	5,849,828,110,000	$584,982	$94,300,430	$2,143,252	$(58,127,862)	$876,823	$39,777,625

	Ordinary shares			Retained earnings

			Additional paid - in	Statutory		Accumulated other comprehensive
	Shares*	Par value	capital	reserve	Unrestricted	income	Total

BALANCE, December 31, 2024	5,849,828,110,000	$584,982	$94,863,300	$2,143,252	$(66,356,798)	$908,082	$32,142,818
Issuance of ordinary shares - cash	18,913,980,000,000	1,891,398	9,667,005	—	—	—	11,558,403
Issuance of common stock to pay for goods	24,618,290,800,000	2,461,829	31,415,138	—	—	—	33,876,967
Reverse split senders	450,000,000	45	(45)	—	—	—	—
Share based payment service	23,056,760,000,000	2,305,676	2,437,099	—	—	—	4,742,775
Net loss from continued operation	—	—	—	—	(855,922)	—	(855,922)
Foreign currency translation	—	—	—	—	—	313	313
BALANCE, June 30, 2025	72,439,308,910,000	$7,243,930	$138,382,497	$2,143,252	$(67,212,720)	$908,395	$81,465,354

* The change of the par value to US$0.0000001 par value each, in connection with certain merger of the Company with Lanjin Technology Co., Ltd effective July 16, 2025 is retroactively restated.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended	Six months ended June
	June 30,	30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(855,922)	$(1,295,847)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	103,210	104,360
Share-based payments	4,742,775	403,340
Issuance of common stock to pay for goods	33,876,967	—
Allowance for credit loss	285,000	749,682
Changes in operating assets and liabilities:
Accounts receivable	(13,326,754)	(10,187,254)
Other receivables	(6,460,792)	(270,081)
Other receivables – related party	23,742	(23,151)
Inventories	8,130,472	12,000,982
Prepayments	1,021	32,428
Operating lease assets	40,977	28,244
Accounts payable	(33,875,802)	2
Other payables and accrued liabilities	(2,845,171)	1,035,748
Taxes payable	3,312	(5,149)
Net cash used in operating activities	(10,156,965)	2,573,304

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash (used in) generated from investing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of new shares	11,558,403	70,000
Proceeds from other payables - related party	17,379	29,393
Repayment from other payables - related party	(222,880)	(90,500)
Repayments of short-term loans - banks	(146,341)	—
Net cash generated from financing activities	11,206,561	8,893

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	261	(15,992)
Net decrease in cash, cash equivalents and restricted cash	1,049,857	2,566,205
Cash, cash equivalents and restricted cash at beginning of the year	15,770	409,175
Cash, cash equivalents and restricted cash at end of the year	$1,065,627	$2,975,380
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	1,064,151	2,973,897
Restricted cash	1,476	1,483
Total cash, cash equivalents and restricted cash	1,065,627	2,975,380

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash and cash equivalents	$1,064,151	$2,973,897
CASH AND CASH EQUIVALENTS, end of year	$1,064,151	$2,973,897

Cash paid for income tax	$—	$165

Cash paid for interest	$30,957	$66,724

SUPPLEMENTAL NON-CASH INVESTING INFORMATION:
Additional of operating lease, right-of-use asset	$1,715,494	$2,194,374

SUPPLEMENTAL NON-CASH FINANCING INFORMATION:
Operating lease liabilities	$1,759,605	$2,246,426

The accompanying notes are an integral part of these unaudited consolidated financial statements.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Blue Hat Interactive Entertainment Technology (“Blue Hat Cayman” or the “Company”) is a holding company incorporated on June 13, 2018, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Brilliant Hat Limited (“Blue Hat BVI”) established under the laws of the British Virgin Islands on June 26, 2018.

Blue Hat BVI is also a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”) which was established in Hong Kong on June 26, 2018. Blue Hat HK is also a holding company holding all of the outstanding equity of Xiamen Duwei Consulting Management Co., Ltd. (“Blue Hat WFOE”) which was established on July 26, 2018 under the laws of the People’s Republic of China (“PRC” or “China”) and its wholly owned subsidiary, Hunan Engaomei Animation Culture Development Co., Ltd. (“Blue Hat Hunan”) a PRC company, was established and engaged in designing, producing, promoting and selling interactive toys with mobile games features, online interactive educational program, original intellectual property and peripheral derivatives features worldwide.

On November 13, 2018, Blue Hat Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of Blue Hat Cayman prior to the reorganization. Blue Hat Cayman, Blue Hat BVI, and Blue Hat HK were established as the holding companies of Blue Hat WFOE.

On August 23, 2021, Fujian Blue Hat Group Co., Ltd (“Blue Hat Group”) which was the subsidiary of Blue Hat HK was established under the laws of the PRC.

On February 2021, the Blue Hat WFOE acquired additional 51.5% of Fujian Youth Hand in Hand Educational Technology Co., Ltd (“Fujian Youth”), and Fujian Youth is owned 48.5% by Blue Hat Fujian. On June 2023, Blue Hat Fujian was disposed, and Fujian Youth is 100% owned by Blue Hat WFOE. On March 24 2021, a wholly owned subsidiary Fuzhou Qiande Educational Technology Co., Ltd (“Qiande”), a PRC company, was established under Fujian Youth.

On February 20, 2021, the Company established its wholly owned subsidiaries, Xiamen Blue Hat Research Institution of Education Co., Ltd (“Blue Hat Research”). On November 15, 2021, the Company deregistered Shenyang Qimengxing Trading Co., Ltd.

During 2021, the Company disposed Xunpusen (Xiamen) Technology Co., Ltd (“Xunpusen”), and Xiamen Jiuqiao Technology Co., Ltd (“Jiuqiao”).

On October 17, 2021, the Company deregistered Chongqing Lanhui Technology Co. Ltd.

On September 30, 2022, Blue Hat Group acquired 100% of Xiamen Shengruihao (“Shengruihao”) Technology Co., Ltd, a PRC company established on June 30, 2021.

On May 10, 2022, the Company has authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, effective May 27, 2022. The reverse stock split would be reflected in December 31, 2023, December 31, 2022, and December 31, 2021 statements of changes in stockholders’ equity, and in per share data for all period presented.

On April 3, 2023, Golden Strategy Ltd (“Golden strategy”) was established under the laws of British Virgin Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Golden Alpha Strategy Limited (“Golden Alpha”) incorporated under the laws of Hong Kong on April 18, 2023 and Blue Hat Technology LLC. (“Blue USA”) incorporated under the laws of United States on July 21, 2023.

On June 13, 2023, Chongqing Duwei Chuangda Electronic Technology Co., Ltd which was the subsidiary of Blue Hat WFOE was established under the laws of PRC.

On July 5, 2023, Guangzhou Huangxin Enterprise Management Co., Ltd which was the subsidiary of Golden Alpha was established under the laws of PRC.

On May 2024, Fuzhou Blue Financial Investment Co.,Ltd which was the subsidiary of Blue Hat Cayman was established under the laws of PRC, and on June 2024, it established a wholly owned subsidiary Fuzhou Po Teishin Supply Chain Co., Ltd under the laws of PRC.

On February 28, 2025, the shareholders of the Company approved to effect certain reverse stock split at a ratio of 50-1 or 100-1, and on March 3, 2025, the Company’s board of directors elected to conduct a reverse stock split at a ratio of 100-1, effective on March 17, 2025.

As of July 16, 2025, the share capital of the Company is US$500,000,000, divided into 5,000,000,000,000,000 ordinary shares of US$0.0000001 par value each.

The accompanying consolidated financial statements reflect the activities of Blue Hat Cayman and each of the following entities:

Name	Background	Ownership
Brilliant Hat Limited	● A British Virgin Islands company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology

Blue Hat Interactive Entertainment Technology Limited	● A Hong Kong company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Brilliant Hat Limited

Xiamen Duwei Consulting Management Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”). ● Incorporated on July 26, 2018 ● Registered capital of $20,000,000 ● A holding company.	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Fujian Blue Hat Group Co. Ltd.	● A PRC limited liability company ● Incorporated on August 23, 2021. ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Fujian Youth Hand in Hand Educational Technology Co., Ltd.

● A PRC limited liability company, acquired on February 2021.

● Incorporated on September 18, 2017

● Registered capital of $3,106,214 (RMB 20,100,000)

● Educational consulting service and sports related.

100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Hunan Engaomei Animation Culture Development Co., Ltd.

● A PRC limited liability company

● Incorporated on October 19, 2017

● Registered capital of $302,540 (RMB 2,000,000)

● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.

100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Xiamen Blue Hat Research Institution of Education Co., Ltd	● A PRC limited liability company ● Incorporated on February 20, 2021 ● Information Technology consulting service	100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Fuzhou Qiande Educational Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on March 24, 2021 ● Information Technology consulting service	100% owned by Fujian Youth Hand in Hand Educational Technology Co., Ltd.

Xiamen Shengruihao Technology Co., Ltd

● A PRC limited liability company, acquired on September 30, 2022

● Incorporated on June 30, 2021

● Registered capital of $ 4,463,754 (RMB 30,000,000)

● Software development, animation design and web design

100% owned by Fujian Blue Hat Group Co. Ltd.

Golden Strategy Ltd.	● A British Virgin Islands company ● Incorporated on April 3, 2023 ● Registered capital of $50,000 ● Gold derivative information service	100% owned by Blue Hat Interactive Entertainment Technology.

Golden Alpha Strategy Limited	● A Hong Kong company ● Incorporated on April 18, 2023 ● Diamond trading	100% owned by Golden Strategy Ltd.

Chongqing Duwei Chuangda Electronic Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on June 13, 2023 ● Registered capital of $141,189 (RMB1,000,000) ● Technical development and service	100% owned by Xiamen Duwei Consulting Management Co., Ltd

Guangzhou Huangxin Management Co.,Ltd	● A PRC limited liability company ● Incorporated on July 5, 2023 ● Registered capital of $1,000,000 ● Supply chain information for diamond trading	100% owned by Golden Alpha Strategy Limited

Blue Hat Technology LLC	● A U.S.A limited liability company ● Incorporated on July 21, 2023 ● Logistic information service	100% owned by Golden Strategy Ltd.

Fuzhou Blue Financial Investment Co., Ltd	● A PRC limited liability company ● Incorporated on May 8, 2024 ● Gold trading and information consulting service	100% owned by Blue Hat Interactive Entertainment Technology.

Fuzhou Po Teshin Supply Chain Co., Ltd	● A PRC limited liability company ● Incorporated on June 11, 2024 ● Gold trading and supply chain management service	100% owned by Fuzhou Blue Financial Investment Co., Ltd.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the SEC.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly- foreign owned enterprise (“WFOE”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment, leaseing, impairment of long-lived assets, credit loss allowance accounts, revenue recognition, allowance for deferred tax assets and uncertain tax position, and inventory allowance. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income amounted to $908,395 and $908,082 as of June 30, 2025 and December 31, 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2025 and December 31, 2024 were translated at 7.16 RMB and 7.19 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for six months ended June 30, 2025, and for the years ended December 31, 2024 were 7.18 RMB and 7.12 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and restricted cash

Cash and cash equivalents consist of cash on hand; demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Deposits in banks in the PRC are only insured by the government up to RMB500,000, and are consequently exposed to risk of loss. The Company believes the probability of a bank failure, causing loss to the Company, is remote.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows.

Accounts receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 30 -180 days. In establishing the required credit loss allowance accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the credit loss allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for credit loss accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2025 and December 31, 2024, allowance for the doubtful accounts was $13,539,876 and $13,488,433, respectively.

Other receivables, net

Other receivables primarily include deposits for business acquisitions, setup of research center, advances to employees, and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2025 and December 31, 2024, allowance for the doubtful accounts was $13,944,188 and $13,987,956, respectively.

Inventories

Inventories are comprised of gold held for resale and are stated at the lower of cost and net realizable value using the weighted average method. Diamonds are based on first-in-first-out (FIFO) costs and Gold is based on weighted average costs (WAC). Due to the Company’s inventory principally consisting of gold, the age of the inventories has limited impact on the estimated market value but subject to the risk of changes in market value. The assessment of the net realizable value of inventories was based on significant estimates and judgements made by management in respect of, amongst others, the economic conditions and the forecast market price of gold. Product obsolescence is closely monitored and reviewed by management on an ongoing basis.

Inventory cost includes the purchase price paid in cash and the fair value of equity instruments issued in exchange for inventory acquired. On January 27, 2025, Golden Alpha Strategy Limited (the “Golden Alpha”), a wholly owned subsidiary of the Company, entered into a certain tail fee payment agreement with Rongxin Precious Metal Technology Co., Ltd. Pursuant to the Agreement, Golden Alpha paid off the remaining balance of $33,876,967 in connection with that gold purchase agreement dated August 28, 2024, in the form of ordinary shares of the Company, par value $0.01 per share. The Parties mutually agreed that the Company shall issue a total of 246,182,908 Ordinary Shares at 30% premium of the average closing price of the Ordinary Shares in the past 30 days, which is $0.1376 per share, to the designees of the Seller.

Prepayments, net

Current

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for credit loss accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of June 30， 2025 and December 31, 2024, allowance for the credit loss was $ Nil, respectively.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Depreciation method	Estimated useful lives

Building	Straight-line	20 years
Electronic devices	Straight-line	3 years
Office equipment, fixtures and furniture	Straight-line	3 years
Automobile	Straight-line	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, as well as office rental, depreciation and related expenses for the Company’s research and product development team. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use.

Business Combinations

The Company applies the provisions of ASC 805, Business Combination and allocates the fair value of purchases consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of the assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets, including but not limited to future expected cash flows from acquired technology and acquired trademarks and user base from a market participant perspective, useful lives and discount rates.

Impairment for long-lived assets other

Long-lived assets, including property, plant and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2025 and December 31, 2024, impairment for long-lived assets was $ Nil, respectively.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Our cash and cash equivalents and restricted cash are classified within level 1 of the fair value hierarchy because they are value using quoted market price.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Diamond and gold Trading

Net sales primarily consist of revenue from diamond, gemstone, jewelry and gold retail sales and payment is required with a credit period of 180 days after delivery. Delivery is determined to be the time of pickup for orders picked up in showrooms, and for shipped orders, delivery is deemed upon shipment. A return policy of 2 days from when the item is picked up or ready for shipment is typically provided; no manufacturing warranty is provided on all jewelry, gold and diamonds/gemstones. Revenue is recognized when customer gains control over the goods, which is upon delivery.

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). VAT taxes are presented as a reduction of revenue.

Leases

The Company leases premise for offices under non-cancellable operating leases. Leases with rent provisions were recognized on a straight-line basis commencing with the beginning of the lease terms. There were no capital improvement funding and contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease terms.

The operating lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease terms. The operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company recognizes the single lease cost on a straight-line basis over the remaining lease terms for operating leases. The Company elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

Value added taxes

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Losses per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. The dilutive shares were 47,980,970,550,000 and 5,970,502,850,000 for the six months ended June 30, 2025 and 2024.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans by law. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $8,796 and $8,306 for the six months ended June 30, 2025 and 2024, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

 Segment reporting

The Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Group’s Chief Executive Officer does not segregate the Group’s business by service lines. The Company operates as a single operating and reportable segment, as it offers a unified set of products primarily related to sales diamond and gold. Management has determined that the Company has one operating segment. All of the Company’s long-lived assets are located in the PRC.

 Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other part in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or are related corporation.

Share-based compensation

The Company awards share options and other equity-based instruments to its employees, directors and consultants (collectively “share-based payments”). Compensation cost related to such awards is measured based on the fair value of the instrument on the grant date. The Company recognizes the compensation cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The amount of cost recognized is adjusted to reflect the expected forfeiture prior to vesting. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023 07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance effective July 1, 2024 and the adoption of this ASU does not have a material impact on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the ASU to determine its impact on our consolidated financial statements and related disclosures.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	June 30,	December 31,
	2025	2024
Accounts receivable	$26,866,629	$13,488,433
Allowance for expected credit loss	(13,539,876)	(13,488,433)
Total accounts receivable, net	$13,326,753	$—

Movements of expected credit loss are as follows:

Expected credit loss
Beginning balance	$13,488,433	$13,658,675
Addition	—	106,595
Write-off	—	(64,070)
Exchange rate effect	51,443	(212,767)
Ending balance	$13,539,876	$13,488,433

4. OTHER RECEIVABLES, NET

Other receivables consist of the following:

	June 30,	December 31,
	2025	2024

Deposit for business acquisitions	$12,010,554	$11,960,764
Deposit for set-up of research center	83,815	83,468
Receivable from advertising	3,520,000	3,520,000
Consideration Receivable	1,175,505	1,193,048
Others	7,032,967	933,537
Allowance for expected credit loss	(13,944,188)	(13,987,956)
Total other receivables, net	$9,878,653	$3,702,861

Others mainly comprise $6,207,929 as of June 30, 2025, held in financing account. The balance represents financing proceeds designated for financing-related expenditures, which are disbursed directly from the financing account. Management expects the balance to be fully utilized by the end of December 2025.

Allowance for expected credit loss:

In allowance for expected credit loss, on January 2021, the Company acquired Fuzhou CSFCTECH Co., Ltd (“Fuzhou CSFC”) subject to customary conditions; it signed a three parties’ agreement that involves Fuzhou CSFC and Quanzhou Yiang Trading Co., Ltd (“Yiang”), of which Yiang is an independent third party. As of June 30, 2025, the Company paid a refundable deposit of $5,830,575 to Yiang as a guarantee, if the financial performance of Fuzhou CSFC does not meet the agreed terms. Since Fuzhou CSFC was disposed, the agreement party changed from Fuzhou CSFC to Blue Hat WFOE. Due to prolonged aging and lack of recoverability, the company recorded a full allowance of $5,830,575.

The Company signed a non-binding letter of intent to acquire a controlling equity interest of Fuzhou Tornado Network Technology Co., Ltd (“Tornado”), subject to customary conditions. Tornado is a developer and distributor of mobile games in China with an international user base across Mainland China, South Korea, the United Arab Emirates and North America. The acquisition price is expected to be based on the valuation of the acquired entities carried out by a qualified independent third party. The Company signed a three parties’ agreement that involves Tornado and Quanzhou Chengtai Co., Ltd (“Chengtai”), of which Chengtai is an independent third party. As of June 30, 2025 the Company paid a refundable deposit of $6,179,979 to Chengtai as a guarantee. There is no assurance that the proposed transaction will be consummated, particularly if the financial performance of Tornado does not meet the agreed terms. Due to prolonged aging and lack of recoverability, the company recorded a full allowance of $6,179,979.

In addition, the Company is aiming to establish a research center with Beijing Zhongrun Minan Intelligence Technology Co., Ltd (“Zhongrun”). The project will develop a training platform and application for kindergarten. As of June 30, 2025, the Company paid $ 83,815 to Zhongrun as a refundable deposit for preliminary costs. Due to prolonged aging and lack of recoverability, the company recorded a full allowance of $83,815.

In September 2021, Fujian Blue Hat Interactive Entertainment Technology Co., Ltd. entered into a Share Transfer Agreement with Beijing Kehui Hua Planning & Consulting Co., Ltd. Pursuant to the Agreement, the Company disposed of its 60% equity interest in Xunpusen for a total consideration of RMB 8,600,000. Subsequent to this transaction, a remaining receivable of $1,175,505 was recognized, for which the Company has made full allowance.

As of June 30, 2025, other allowance for expected credit loss was $674,314.

Movements of allowance for expected credit loss are as follows:

Expected credit loss
Beginning balance	$13,987,956	$13,481,228
Addition	285,000	579,369
Write-off	(97,210)	—
Exchange rate effect	(231,558)	(72,641)
Ending balance	$13,944,188	$13,987,956

5. INVENTORIES, NET

Inventories, net consist of the following:

	June 30,	December 31,
	2025	2024

Gold	$56,429,528	$64,560,000
Total Inventory allowance, net	$56,429,528	$64,560,000

6. LEASES

The Company adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2019 using the modified retrospective method of adoption. The Company elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. In addition, adoption of the new standard resulted in the recording of right of use assets and associated lease liabilities of approximately $1 million each as of January 1, 2019.

Operating lease expense for the six months June 30, 2025 and 2024 was $161,420 and $262,865, respectively.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of	June 30,
	Balance Sheet	2025
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$1,715,494

Current operating lease liabilities	Operating lease liabilities - current	$167,958
Noncurrent operating lease liabilities	Operating lease liabilities	1,591,647

Total operating lease liabilities		$1,759,605

Weighted average remaining lease term (in years):
Operating leases		14.92

Weighted discount rate:
Operating leases		4.22%

Maturities of lease liabilities were as follows:

For the six months ended June 30,	Operating lease
2026	$238,794
2027	234,765
2028	203,385
2029	165,003
Thereafter	1,329,237
Total	$2,171,184
Less: amount representing interest	411,579
Present value of future minimum lease payments	1,759,605
Less: Current obligations	(167,958)
Long-term obligations	$1,591,647

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	June 30,	December 31,
	2025	2024
Building	$4,322,359	$4,322,359
Electronic devices	307,429	306,155
Office equipment, fixtures and furniture	41,386	41,215
Vehicle	1,199	1,194
Subtotal	4,672,373	4,670,923
Less: accumulated depreciation and amortization	(1,393,261)	(1,288,850)
Less: impairment	(44,926)	(44,740)
Total	$3,234,186	$3,337,333

The depreciation expenses for the six months ended June 30, 2025 and 2024 was $103,210 and $104,360, respectively.

8. CREDIT FACILITIES

Short term loans - banks

Outstanding balances on short-term bank loans consisted of the following:

Institute		Interest	Collateral/ June 30,		December 31,
name	Maturities	rate	Guarantee	2025	2024
Xiamen Rural Commercial Bank	January 2025	6.58%	Guarantee by 14 property rights	—	146,341
Total				$—	$146,341

Interest expense pertaining to the above short-term for the six months ended June 30, 2025 and 2024 amounted to $33,033 and $Nil, respectively.

 9. ACCOUNT PAYABLES

Account payables consist of the following:

	June 30,	December 31,
	2025	2024
Gold	$—	$33,876,967
Game equipment	118,520	118,029
Information Technology service	162,036	161,364
Total accounts payable	$280,556	$34,156,360

On August 28, 2024, the company signed a tripartite agreement on the transfer of accounts receivable with one supplier and four customers. The accounts receivable has been offset against accounts payable, with an amount of $33.87 million. On January 27, 2025, Golden Alpha Strategy Limited (the “Golden Alpha”), a wholly owned subsidiary of the Company, entered into a certain tail fee payment agreement (the “Agreement”) with Rongxin Precious Metal Technology Co., Ltd (the “Seller”). Pursuant to the Agreement, Golden Alpha paid off the remaining balance of $33,876,967 in connection with that gold purchase agreement dated August 28, 2024, in the form of Ordinary Shares of the Company. The Parties mutually agreed that the Company shall issue a total of 246,182,908 Ordinary Shares at 30% premium of the average closing price of the Ordinary Shares in the past 30 days from the issuance date, which is $0.1376 per share, to the designees of the Seller.

10. OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	June 30,	December 31,
	2025	2024
Payables to non-trade vendors and service providers	$1,440,976	$3,744,669
Salary payables	401,985	948,829
Interest payable	38,150	33,011
Other miscellaneous payables	54,683	54,456
Total other payables and accrued liabilities	$1,935,794	$4,780,965

11. RELATED PARTY BALANCES AND TRANSACTIONS

Other receivables - related party

			June 30,	December 31,
Name of Related Party	Relationship -	Nature	2025	2024

Blue Hat Fujian	Shareholders’ investment company	Disposal consideration, payment on demand	1,363,326	1,388,643
Blue Hat Pingxiang	Shareholders’ investment company	Disposal consideration, payment on demand	38,656	38,496
Fujian Blue Hat Interactive Entertainment Technology Co., Ltd. Fuzhou Branch	Shareholders’ investment company	Other receivable, payment on demand	1,594	1,587
Fujian Lanyuncanghai Technology Co., Ltd	Shareholders’ investment company	Other receivable, payment on demand	339,343	337,935
Total			$1,742,919	$1,766,661

Other payables - related party

			June 30,	December 31,
Name of Related Party	Relationship -	Nature	2025	2024

Tao Fan	The brother of CO-CEO	Loans, payment on demand	395,379	600,885
Xiaodong Chen	CEO	Lease and other payable, payment on demand	$976	$971
Total			$396,355	$601,856

Long term loans - related party

			June 30,	December 31,
Name of Related Party	Relationship -	Nature	2025	2024

Xiaodong Chen	CEO	Borrowing	$770,155	$770,155
Beautiful Jade Ltd	Shareholders’ investment company	Attorney fee	3,795	3,795
Total			$773,950	$773,950

Long term loans from related parties are unsecured and interest free, the payment was due on January 31, 2028.

12. Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Blue Hat BVI and Golden Strategy are incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

 United States

Blue USA which is a limited liability company that is taxed as a partnership for U.S. federal and certain state and local income tax purposes. Blue USA’s net taxable income or loss and related tax credits, if any, are passed through to its members on a pro-rata basis and included in the member’s tax returns. The income tax burden on the earnings taxed to the non-controlling interest holders is not reported by the Company in its consolidated financial statements under GAAP.

Hong Kong

Blue Hat HK and Golden Alpha are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Blue Hat HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

PRC companies are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case- by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Significant components of the provision for income taxes are as follows:

	June 30,	June 30,
	2025	2024

Current	$—	$—
The provision for income taxes	$—	$—

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Six months ended	Six months ended
	June 30,	June 30,
	2025	2024
China statutory income tax rate	25.0%	25.0%
Preferential tax rate reduction	(10.0)%	(10.0)%
Permanent difference	(15.0)%	(15.0)%
Effective tax rate	—	—%

As of June 30, 2025 and December 31, 2024, the Company had approximately $27 million and $27 million of allowance for credit loss with deferred tax assets of approximately $0 and $0, respectively. The Company estimates there will not be sufficient future income to realize the deferred tax assets as of June 30, 2025 and December 31, 2024. Thus, there were no valuation allowances of June 30, 2025 and December 31, 2024 in respect to the deferred tax assets on allowance for credit loss accounts.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the six months ended June 30, 2025 and 2024. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from June 30, 2025.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 16%, and then changed to 13% and 6% starting in April 2019 of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	June 30,	December 31,
	2025	2024

VAT taxes payable	$436,944	$435,132
Income taxes payable	181,066	180,315
Other taxes payable	178,794	178,045
Totals	$796,804	$793,492

13. CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash (including restricted cash and certificate deposits). As of June 30, 2025 and December 31, 2024, $1.06 million and $15,770 were deposited with financial institutions located in the PRC, respectively. These balances are covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the six months ended June 30, 2025, two customers accounted for 52.8% and 44.7% of the Company’s total revenues. For the six months ended June 30, 2024, four customers accounted for 30.9%, 27.2%, 22.1% and 19.9% of the Company’s total revenues.

As of June 30, 2025, four customers accounted for 29.0%, 28.5%, 24.3% and 15.7% of the total balance of accounts receivable. As of December 31, 2024, the Company does not have balance in AR.

Vendor concentration risk

For the six months ended June 30, 2025, one vendor accounted for 100% of the Company’s total purchases. For the six months ended June 30, 2024, no vendors exceeded 10% of purchases.

As of June 30, 2025, two vendors accounted for 42.2% and 11.4% of the total balance of accounts payable. As of December 31, 2024, one vendor accounted for 99.2% of the total balance of accounts payable.

14. SHAREHOLDERS’ EQUITY

Ordinary shares

Blue Hat Cayman was established under the laws of Cayman Islands on June 13, 2018.

On May 10, 2022, the Company has authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, effective May 27, 2022. The reverse stock split would be reflected in December 31, 2023, and December 31, 2022 statements of changes in stockholders’ equity, and in per share data for all period presented.

On June 6, 2022, DTCC is presenting 35,641,462 shares for reverse split and request 3,572,818 shares after reverse split. The additional 8,762 shares requested represent round-up shares at the Beneficial/Participant level.

On February 28, 2025, the shareholders of the Company approved to effect certain reverse stock split at a ratio of 50-1 or 100-1, and on March 3, 2025, the Company’s board of directors elected to conduct a reverse stock split at a ratio of 100-1, effective on March 17, 2025.

As of the date of the press release, the share capital of the Company is US$500,000,000, divided into 5,000,000,000,000,000 ordinary shares of US$0.0000001 par value each.

Securities Purchase Agreement

In June 2022, the Company entered into an Agreement with Aegis Capital Corp., to engages Aegis act as the Company’s exclusive underwriter and investment banker to consist of a sale of up to $10 million of the Company’s Securities. On July 11, 2022, the company issued 500,000 ordinary shares, par value $0.01 per share in the purchase contracts at a price of $3.60 per share directly to Blackhorse Capital Co., Ltd and Gold Bull Capital Co., Ltd respectively. Under the terms of the securities purchase agreement the Company has agreed that the undersigned, Hudson Bay Master Fund Ltd., entitled to 94,429 ordinary shares of the warrant issued on July 15, 2020, and has exercised 60,845 ordinary shares as of July 26, 2022 on a Cashless basis, with the bid price as of such time of execution of this exercise was $2.65 per share. The Company has agreed that the undersigned, Hudson Bay Master Fund Ltd., entitled to 300,000 ordinary shares of the warrant issued on July 15, 2020, and has exercised 100,933 and 108,714 ordinary shares respectively as of August 2, 2022 and August 4, 2022 on a Cashless basis, with the bid price as of such time of execution of this exercise was $2.51 and $2.24 per share.

On March 2023, the Company entered into an Agreement with F&P Capital Management Company Limited to consist of a sale of 4,000,000 Ordinary Shares at a total consideration of $2,800,000. F&P act as the Company’s party to distribute the shares to individuals: Wei WEN, Youzhi FAN, Ping LIU, Qian WANG, Chengcheng FAN, and Yao CHENG.

On September 2023 afterwards, the Company announced that the securities purchase agreement dated as of July 8, 2020 with Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and Hudson Bay Master Fund Ltd. was effective. The effectiveness of the 1-for-10 reverse split of the ordinary shares, par value $0.001 per share, the exercise price per share of the common stock shall be adjusted to $0.70, result in an additional warrant amount of $283,425.

On February and March 2024, the Company announced that the securities purchase agreement dated as of July 8, 2020 with Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and Hudson Bay Master Fund Ltd. was effective. The effectiveness of the 1-for-10 reverse split of the ordinary shares, par value $0.001 per share. The exercise price per share of the common stock shall be adjusted to $0.70, the company issued 25,000 and 75,000 shares at $0.7 per share, respectively.

On January 5, 2025, the Company and Maxim hereby agree that the closing on January 7, 2025 for the sale by the Company of an aggregate of 55,200,000 Ordinary Shares. The purchase price of $0.08 per share, for aggregate net proceeds to the Company of $4,026,880, after deducting fees to the placement agent and other offering expenses payable by the Company.

On January 7, 2025, the Company and Maxim hereby agree that the closing on January 9, 2025 for the sale by the Company of an aggregate of 55,950,000 Ordinary Shares. The purchase price of $0.07 per share, for aggregate net proceeds to the Company of $3,592,345, after deducting fees to the placement agent and other offering expenses payable by the Company.

On January 11, 2025, the Company and Maxim hereby agree that the closing on January 14, 2025 for the sale by the Company of an aggregate of 77,989,800 Ordinary Shares. The purchase price of $0.055 per share, for aggregate net proceeds to the Company of $3,939,178, after deducting fees to the placement agent and other offering expenses payable by the Company.

Consulting Service Agreement

On July 29, 2020, the Company entered into a Consulting Service Agreement (the “Agreement”) with First Trust China Ltd (the “Consultant”), a company incorporated in PRC, pursuant to which Consultant will: (i) assisting the Company in planning and implementing new business plans with the objective of improve Company’s long-term growth potential and delivering values to shareholders; (ii) advising the Company’s board of directors and management on all matters as positioning the Company for its next stage of growth; (iii) identifying prospective joint venture and strategic alliance opportunities for the Company, helping the Company to negotiate agreements and advising the Company on mergers and acquisitions; and (iv) identifying potential merger and acquisition targets for the Company, and provide necessary business analysis, evaluation and due diligence of the targeted companies as requested by the Company, as well as advising the Company on specific merger/acquisition issues. The term of the Agreement is one year. In consideration of the services to be provided by the Consultant to the Company, the Company agrees to pay the Consultant consulting fee totally $360,000 or 500,000 common shares. The Company shall issue a total of 500,000 of the Company Ordinary shares (the “Consultant Shares”) as the payment for the above mentioned consultant fee to the Consultant. For the year ended December 31, 2020, the Company recorded stock related compensation of $287,500, based on the stock closing price of $1.15 within ten days of the Agreement date, for the 250,000 shares which were released to the Consultant immediately upon issuance. On September 14, 2021, the Company released the second batch of 250,000 shares to the Consultant and the Company will recognize stock related compensation of $155,825 for the 250,000 shares. On March 30, 2022, the BOD of company announced to issue an aggregate of 5,000,000 and 3,000,000 ordinary shares of the Company, par value 0.001 to Chengguo and Qirui, respectively, according to the Technical Consulting Service Contract between the Company Chengguo and Qirui dated Jan 1, 2021. According to the Supplementary agreement, Chengguo and Qirui provided service, and the service period for Chengguo was from January 1, 2021 to December 31, 2023 and the service period for Qirui was from January 1, 2021 to December 31, 2023. Because the first year of agreement was period of investigation, both services started on January 1, 2022 actually as stated in the agreement. It resulted the amortization of additional paid-in capital of 2 years for this agreement. And the shares were issued on April 7, 2022. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under Technology Development Service Agreement by and between the Company and Fujian Xinwanzhong Network Technology Co., Ltd., pursuant to which the Company will issue an aggregate of 8,000,000 restricted ordinary shares of the Company, par value $0.001 per share. The agreement has been terminated in 2024. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under the Consultancy Service Contract by and between Blue Hat Interactive Entertainment Technology, the Company and Shenzhen BAK Battery Co., Ltd., pursuant to which the Company will issue an aggregate of 2,800,000 restricted ordinary shares of the Company, par value $0.001 per share. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under the Technical Consulting Service Contract by and between the Company and Beijing Kehuihua Planning Consulting Co., Ltd., pursuant to which the Company will issue an aggregate of 2,600,000 restricted Ordinary Shares. The agreement has been terminated in 2024. On May 2023, the Company engaged Dengwei as the non-exclusive advisor to assist the Company in identifying potential business development opportunities, merging and acquisition opportunities and negotiation with identified businesses, under the agreement, the Company issued 500,000 Ordinary Shares.

On August 29, 2023, the Company and FirsTrust China Ltd signed a consulting contract to provide the Company with consulting advice on development strategies and business operations for a period of 6 months from August 29, 2023 to February 28, 2024, the contractual payment is for a total of 300,000 ordinary shares.

On September 26, 2023, the Company and Chongqing Paier Qizhi Business Information Consulting Co., Ltd. signed a consulting contract to provide the Company with consulting advice on development strategies and business operations for a period of 24 months from September 26, 2023 to September 26, 2025, the contractual payment is for a total of 2,305,671 Ordinary Shares. The purchase price of $2.06 per share, for aggregate net proceeds to the Company of $4,742,775, after deducting fees to the placement agent and other offering expenses payable by the Company.

Diamond purchase agreement

On June 28, 2023, the Company has entered into two diamonds purchased agreements (such action, the “Dimond Purchase”, the agreement with Alpha (as defined below, the “Alpha Agreement”, the agreement with Blue Sea (as defined below), the Blue Sea Agreement”) with Alpha Infinity Fintech Inc. (“Alpha”) and Fujian Blue Sea Resting Sun Science and Technology Limited (Blue Sea”) respectively (each, a “Subscriber”), pursuant to which the Company agreed to purchase the diamonds from and the Subscribers have agreed to sell to the Company, a number of diamonds valued at $25,472,904.53 in respect of the Diamonds Purchase with Alpha and $5,607,025.14 in respect of the Diamonds Purchase with Blue Sea, totaling $31,079,929.67 in value. Pursuant to the Alpha Agreement, the consideration for the diamonds thereunder shall be settled by way of (i) issuance of the Company’s Ordinary Shares to Alpha and its designated allottees; and (ii) payment of $1.3 million in cash. Pursuant to the Blue Sea Agreement, the consideration for the diamonds thereunder shall settled by way of issuance of the Company’s Ordinary Shares to Blue Sea and its designated allottees. Part of the consideration will be in the form of the Company issuing to the subscribers a total of 42,000,000 Ordinary Shares for a per share price of $0.71 and a total aggregate consideration of $29,820,000. As the closing price of the Company Ordinary Shartes was $1.01 per share on June 28, 2023, the purchase price was $42,000,000.

Gold purchase agreement

On January 27, 2025, Golden Alpha entered into a certain tail fee payment agreement with Rongxin Precious Metal Technology Co., Ltd. Pursuant to the Agreement, Golden Alpha paid off the remaining balance of $33,876,967 in connection with that gold purchase agreement dated August 28, 2024, in the form of ordinary shares of the Company, par value $0.01 per share. The parties mutually agreed that the Company shall issue a total of 246,182,908 Ordinary Shares at 30% premium of the average closing price of the Ordinary Shares in the past 30 days from the issuance date, which is $0.1376 per share, to the designees of the Seller.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Blue Hat WFOE and Blue Hat Fujian (collectively “Blue Hat PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Blue Hat PRC entities.

Blue Hat PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, Blue Hat PRC entities may allocate a portion of its after- tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Blue Hat PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Blue Hat PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Blue Hat PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2025 and December 31, 2024, amounts restricted are the paid-in-capital and statutory reserve of Blue Hat PRC entities, which amounted to $147,769,679 and $97,591,534, respectively.

Payments-omnibus equity plan

The 2020 Equity Incentive Plan was adopted by the shareholders of the Company on December 9, 2020, the maximum number of ordinary shares in respect of which any awards may be granted or paid out thereunder is 6,000,000 ordinary shares of par value of US$0.001 per share. Pursuant to the resolutions of the shareholders of the Company passed on 10 May 2022, every 10 ordinary shares of a par value of US$0.001 each in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 ordinary share of a par value of US$0.01 each (the “Share Consolidation”). After the Share Consolidation, the maximum number of ordinary shares in respect of which any awards may be granted or paid out under the 2020 Plan is 600,000 ordinary shares of par value of US$0.01 per share.

Statutory reserve

During the six months ended June 30, 2025 and 2024, Blue Hat PRC entities collectively attributed nil of retained earnings for their statutory reserves, respectively.

Capital contributions

During the six months ended June 30, 2025 and 2024, the Company’s shareholders contributed $50,178,145 and $473,340 to the Company.

15. SUBSEQUENT EVENT

On February 28, 2025, the shareholders of the Company approved to effect certain reverse stock split at a ratio of 50-1 or 100-1, and on March 3, 2025, the Company’s board of directors elected to conduct a reverse stock split at a ratio of 100-1, effective on March 17, 2025.

On July 10, 2025, the Company held an Extraordinary General Meeting at which shareholders approved a reduction in the par value of the Company’s ordinary shares from $1.00 to $0.0000001 per share, such adjustment of the par value was effective on July 16, 2025 upon completion of the merger of the Company with Lanjin Technology Co., Ltd.

On September 26, 2025, the Company completed the issuance of a total of 29,682,353 Ordinary Shares (the “Securities”) at the average closing price of the Ordinary Shares in the past 30 trading days immediately before August 28, 2025, which is $1.7 per share, to certain designees of City Fields Enterprises Limited (the “City Fields”). The Securities are restricted from trading for three years.

The issuance is pursuant to that certain Gold Purchase Agreement dated August 8, 2025 and the supplementary agreements dated August 28, 2025 by and between the Company and the Seller (collectively the “City Fields Agreements”). Pursuant to the City Fields Agreements, the Company shall pay $50,460,000 purchase price in the form of Ordinary Shares to purchase 500 kilogram gold. According to a power of attorney (the “POA”) between City Fields and Mr. Xiaodong Chen, the Company’s Chief Executive Officer and Chairman of the Board, City Fields irrevocably authorized Mr. Chen to act as sole and exclusive proxy to (i) attend the shareholders’ meeting of the Company; and (ii) exercise the voting rights under the laws and the Amended and Restated Memorandum and Articles of Association of the Company then in effect during the term when the Seller holds the Securities.

On October 28, 2025, the board of directors of the Company approved and adopted the Company’s 2025 Equity Incentive Plan (the “Plan”), which shall become effective immediately.

16. SEGMENT INFORMATION AND REVENUE ANALYSIS

The Company follows ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decisions about allocating resources to each segment and evaluating their performances. The Company has three reporting segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company considers itself to be operating within one reportable segment. The Company’s revenue and net income are substantially derived from diamond and gold trading.

Disaggregated information of revenues by business lines is as follows:

	Six months ended	Six months ended
	June 30,	June 30,
	2025	2024

Diamond trading	$—	$13,078,529
Gold trading	13,326,754	—
Total revenues	$13,326,754	$13,078,529

Disaggregated information by business lines is as follows:

Six months ended June 30, 2025

Gold Trading
Revenue	$13,326,754
Costs of revenue	(8,456,515)
Gross Profit	4,870,239

Six months ended June 30, 2024

Diamond Trading
Revenue	$13,078,529
Costs of revenue	(11,998,711)
Gross Profit	1,079,818

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations is as follows

	Six months ended June 30, 2025	Six months ended June 30, 2024

Domestic PRC revenues	$13,326,754	$13,078,529
Export revenues	—	—
Total revenues	$13,326,754	$13,078,529

Segment asset

	June 30,	December 31,
	2025	2024
Diamond trading	$—	$10,672,436
Gold trading	87,411,406	64,560,000
Total	87,411,406	75,232,436

Assets subject to attribution to business segments largely include property, plant and equipment, receivable and right of use assets. All other items are reflected in Corporate and Unallocated.

17. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025 and December 31, 2024.

PARENT COMPANY BALANCE SHEETS

Schedule of condensed financial information of the parent company
	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$28,643	$—
Total current assets	28,643	—
Non-current assets:
Property, plant and equipment, net	3,218,987	3,321,582
Investment in subsidiaries	79,908,759	31,036,848
Total non-current assets	83,127,746	34,358,430
Total assets	$83,156,389	$34,358,430
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Other payables and accrued liabilities	$917,085	$1,441,662
Total current liabilities	917,085	1,441,662
Non-current liabilities	773,950	773,950
Total liabilities	1,691,035	2,215,612
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0000001 par value, 5,000,000,000,000,000 shares authorized, 72,439,308,910,000 shares issued and outstanding as of June 30, 2025, and 5,849,828,110,000 shares issued and outstanding as of December 31, 2024*	7,243,930	584,982
Additional paid-in capital	138,382,497	94,863,300
Statutory reserves	2,143,252	2,143,252
Retained earnings	(67,212,720)	(66,356,798)
Accumulated other comprehensive losses	908,395	908,082
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	81,465,354	32,142,818
Total equity	81,465,354	32,142,818
Total liabilities and shareholders’ equity	$83,156,389	$34,358,430

* The change of the par value to US$0.0000001 par value each, in connection with certain merger of the Company with Lanjin Technology Co., Ltd effective July 16, 2025 is retroactively restated.

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Six months ended June 30,	Six months ended June 30,
	2025	2024

Revenues	$—	$13,078,529
Cost of sales	—	(11,998,711)
Gross profit	—	1,079,818
Operating expenses:
General and administrative expenses	(5,318,402)	(1,300,116)
Research and development	—	(319,060)
Other income (expenses):
Other finance expenses	(1,140)	(437)
Equity income (loss) of subsidiaries	4,463,620	(756,052)

NET LOSS	(855,922)	(1,295,847)
FOREIGN CURRENCY	313	(21,943)
COMPREHENSIVE LOSS	$(855,609)	$(1,317,790)
Less: Comprehensive income attributable to non-controlling interest	—	—
Comprehensive loss attributable to
Blue Hat Interactive Entertainment Technology shareholders	$(855,609)	$(1,317,790)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Six months ended	Six months ended
	June 30,	June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(855,922)	$(1,295,847)
Adjustments to reconcile net income to cash used in operating activities:
Impairment loss of inventory
Equity income of subsidiaries	(48,871,911)	(33,204,000)
Changes in operating assets and liabilities:
Depreciation of property, plant and equipment	102,596	102,596
Share-based payments	4,742,775	403,340
Issuance of common stock to pay for goods	33,876,967	—
Inventories	—	17,178,241
Other receivables	—	19,390,118
Other payables and accrued liabilities	(524,578)	260,786
Net cash (used in)/generated from operating activities	(11,530,073)	2,835,234
CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash used in investing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Underwriter’s partial exercise of over-allotment option, net of issuance costs	11,558,403	70,000
Repayment of long-term loans - related party	—	(90,500)
Net cash generated from/(used in) financing activities	11,558,403	(20,500)
EFFECT OF EXCHANGE RATE ON CASH	313	(21,943)
NET CHANGES IN CASH AND CASH EQUIVALENTS	28,643	2,792,791
CASH AND CASH EQUIVALENTS, beginning of year	—	23,107
CASH AND CASH EQUIVALENTS, end of year	$28,643	$2,815,898

[ ] Units

Each Unit Consisting of One Ordinary Share or One Pre-funded Warrant to Purchase One Ordinary Share and [One] Warrant to Purchase One Ordinary Share

(and [ ] Ordinary Shares Underlying the Pre-funded Warrants, [ ] Ordinary Shares

Underlying the Warrants)

Blue Hat Interactive Entertainment Technology

, 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum of association and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum of association and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Item 7. Recent Sales of Unregistered Securities

At the end of September 2025, the Company completed the issuance of a total of 29,682,353 Ordinary Shares at the average closing price of the Ordinary Shares in the past 30 trading days immediately before August 28, 2025, which is $1.70 per share, to certain designees of City Fields Enterprises Limited (the “Seller”).

The issuance is pursuant to that certain Gold Purchase Agreement dated August 8, 2025 and the supplementary agreement dated August 28, 2025 by and between the Company and the Seller (collectively the “Agreements”). Pursuant to the Agreements, the Company shall pay $50,460,000 purchase price in the form of Ordinary Shares to purchase 500 kilogram gold.

At the end of November 2025, the Company and Global Prima Trade Limited (the “Seller”) entered into that certain Gold Purchase Agreement and the supplementary agreement (collectively the “Agreements”). Pursuant to the Agreements, the Company shall pay an aggregated purchase price of $24,188,000 in the form of Ordinary Shares to purchase 200 kilogram gold.

The Company shall issuance a total of 19,506,452 Ordinary Shares at the average closing price of the Ordinary Shares in the past 10 calendar days immediately before November 25, 2025, which is $1.24 per share, to certain designees of the Seller. Such issuance has not been processed.

Item 8. Exhibits and Financial Statement Schedules

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
2.1	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents; in the Registrant’s registration statement on Form F-1 (File No. 333-230051)), originally filed with the Securities and Exchange Commission on March 4, 2019, as amended, including any form of prospectus contained therein pursuant to Rule 424 (b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 24, 2019)
3.1*	Third Amended and Restated Memorandum and Articles of Association
4.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.2*	Form of Pre-Funded Warrant
4.3*	Form of Warrant
5.1*	Opinion of Campbells
5.2*	Opinion of Pryor Cashman
8.1*	Opinion of Campbells, regarding certain Cayman Tax Matters (including in Exhibit 5.1)
10.1	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
10.2	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.7 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
10.3	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
10.4	Form of Independent Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
10.5	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.1 0 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
10.6	English translation of the Agreement on Transfer of Shares of Fresh Joy and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd. by and among the Company, Joyful Castale International Limited, Chief Choice Global Limited, Fresh Joy Entertainment Ltd., Fujian Roar Game Technology Co., Ltd. (the “Target Company”), the shareholders of the Target Company and certain other parties, dated November 30, 2020 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on January 28, 2021).
10.7	Placement Agency Agreement between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc., dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
10.8	Form of Securities Purchase Agreement between Blue Hat Interactive Entertainment Technology and two institutional investors (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
10.9	Form of Warrant issued to Investors (incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
10.10	Form of Placement Agent Warrant (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
10.11	Placement Agency Agreement between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc., dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on May 6, 2021).

10.12	Form of Securities Purchase Agreement dated July 12, 2022 between Blue Hat Interactive Entertainment Technology and two institutional investors (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on July 12, 2022).
10.13	Equity Purchase Agreement dated August 25, 2022 between Fujian Blue Hat Group Co. Ltd and Xiamen Shengruihao Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on May 8, 2023).
10.14	Form of Securities Purchase Agreement dated October 14, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on October 14, 2022).
10.15	Form of Convertible Promissory Note dated October 14, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on October 14, 2022).
10.16	Amendment to Convertible Promissory Note dated October 24, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on October 25, 2022).
10.17	Form of Securities Purchase Agreement dated March 28, 2023 between Blue Hat Interactive Entertainment Technology and F&P Capital Management Company Limited (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on March 31, 2023).
10.18	Form of Share Subscription Agreement with English Translation (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on August 15, 2023)
10.19	English Translation of the Termination Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on June 8, 2023)
10.20	Employment Agreement by and between Blue Hat Interactive Entertainment Technology and Mr. Weicheng Pan dated May 10, 2023 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer filed with the SEC on May 15, 2023)
10.21	Tail Fee Payment Agreement by and between Golden Alpha Strategy Limited and Rongxin Precious Metal Technology Co., Ltd. (incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F filed with the SEC on April 30, 2025)
10.22	Form Power of Attorney by and between the shareholders of Golden Alpha Strategy Limited and Rongxin Precious Metal Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F filed with the SEC on April 30, 2025)
10.23	Placement Agency Agreement, dated January 11, 2025, by and between the Company and Maxim Group LLC (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer filed with the SEC on January 14, 2025)
10.24	Form of Securities Purchase Agreements, dated January 11, 2025, by and among the Company and the investors thereto (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer filed with the SEC on January 14, 2025)
10.25	Placement Agency Agreement, dated January 7, 2025, by and between the Company and Maxim Group LLC (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer filed with the SEC on January 10, 2025)
10.26	Form of Securities Purchase Agreements, dated January 7, 2025, by and among the Company and the investors thereto (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer filed with the SEC on January 10, 2025)
10.27	Placement Agency Agreement, dated January 5, 2025, by and between the Company and Maxim Group LLC (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer filed with the SEC on January 7, 2025)
10.28	Form of Securities Purchase Agreements, dated January 5, 2025, by and among the Company and the investors thereto (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer filed with the SEC on January 7, 2025)
10.29	Purchase Agreement, dated August 28, 2024 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer filed with the SEC on September 11, 2024)
10.30*	Form of Lock-Up Agreement
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
21.1*	List of Subsidiaries
23.1*	Consent of OneStop Assurance PAC
23.2*	Consent of Audit Alliance LLP
23.3*	Consent of Campbells (included in Exhibit 5.1)
23.4*	Consent of Pryor Cashman LLP
24.1*	Power of Attorney (included on signature page to the initial filing of this Registration Statement)
107*	Filing Fee Table

*	To be filed by amendment.

Item 9. Undertakings.

The registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Xiamen, China, on [ ], 2026.

Blue Hat Interactive Entertainment Technology

By:
Name: Xiaodong Chen
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoint Xiaodong Chen as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Ordinary Shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the U.S. Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Director
Xiaodong Chen	(Principal Executive Officer)

Chief Financial Officer and Director
Caifan He	(Principal Financial and Accounting Officer)

Chief Technology Officer and Director
Jianyong Cai

Director
Qinyi Fu

Director
Jun Ouyang

Director
Huibin Shen

Director
Can Su

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in [ ] on [ ], 2026.

[ ]

By:
	Name:	[ ]
	Title:	[ ]